Exhibit 2.1
EXECUTION COPY

Dated 24 August 2007
SHARE SALE AND PURCHASE AGREEMENT
relating to the sale and purchase of all outstanding shares of
ABB Lummus Global Inc. and ABB Oil & Gas Europe B.V.
between
ABB HOLDINGS INC.
ABB HOLDINGS B.V.
ABB ASEA BROWN BOVERI LTD.
CHICAGO BRIDGE & IRON COMPANY
CHICAGO BRIDGE & IRON COMPANY B.V.
and
CHICAGO BRIDGE & IRON COMPANY N.V.

White & Case LLP
5 Old Broad Street
London EC2N 1DW

(i)

THIS SHARE SALE AND PURCHASE AGREEMENT is made on 24 August 2007
BETWEEN:
(1)	ABB HOLDINGS INC., a Delaware corporation whose principal place of business is at 501 Merritt 7, 6th Floor, PO Box 5308, Norwalk, CT 06856-5308, USA (the “US Seller”);

(2)	ABB HOLDINGS B.V., a company organised under the laws of The Netherlands whose principal place of business is at Burgemeester Haspelslaan 65 5/F, 1181 NB Amstelveen, The Netherlands (the “NL Seller”, and together with the US Seller, each a “Seller” and collectively, the “Sellers”);

(3)	ABB ASEA BROWN BOVERI LTD., a company organised under the laws of Switzerland whose principal place of business is at Affolternstrasse 44, CH-8050 Zurich, Switzerland (“ABB”);

(4)	CHICAGO BRIDGE & IRON COMPANY, a Delaware corporation whose principal place of business is at One CB&I Plaza, 2103 Research Forest, The Woodlands, TX 77380, USA (the “US Purchaser”);

(5)	CHICAGO BRIDGE & IRON COMPANY B.V., a company organised under the laws of The Netherlands whose principal place of business is at Polarisavenue 31, 2132 JH Hoofddorp, The Netherlands (the “NL Purchaser”, and together with the US Purchaser, each, a “Purchaser” and collectively, the “Purchasers”); and

(6)	CHICAGO BRIDGE & IRON COMPANY N.V., a company organised under the laws of The Netherlands whose principal place of business is at Polarisavenue 31, 2132 JH Hoofddorp, The Netherlands (“CB&I”).
WHEREAS:
(A)	The US Seller is the legal and beneficial owner of 61,160 shares of common stock, with no par value, of ABB Lummus Global Inc. (the “Existing US Shares”), a Delaware corporation whose principal place of business is at 1515 Broad Street, Bloomfield NJ 07003, USA (the “US Company”), such Existing US Shares being all of the outstanding shares of capital stock of the US Company as at the date of this Agreement.

(B)	The NL Seller is the legal and beneficial owner of 225 shares, with a nominal value of one hundred euros (€100) per share, in the share capital of ABB Oil & Gas Europe B.V. (the “Existing NL Shares” and together with the Existing US Shares, the “Existing Shares”), a company organised under the laws of The Netherlands whose principal place of business is at Oostduinlaan 75, 2596 JJ The Hague, The Netherlands (the “NL Company” and together with the US Company, each, a “Company” and collectively, the “Companies”), such Existing NL Shares being all of the issued shares in the capital of the NL Company as at the date of this Agreement.

(C)	The Sellers desire to sell, and the Purchasers desire to purchase, the Shares (as defined below), in each case on the terms and subject to the conditions of this Agreement.

IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION

1.1	The terms and expressions used in this Agreement shall have the respective meanings set out in Schedule 1 (Definitions and Interpretation).

1.2	In this Agreement, unless the context otherwise requires, references to Clauses and Schedules are references to Clauses of, and Schedules to, this Agreement and references to paragraphs and Parts are references to paragraphs and Parts of the Schedules. The Schedules are incorporated into and form an integral part of this Agreement.

1.3	The table of contents and headings are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

2.	SALE AND PURCHASE

2.1	Subject to the terms and conditions of this Agreement:
(a)	the US Seller agrees to sell the US Shares to the US Purchaser, and the US Purchaser agrees to purchase the US Shares from the US Seller; and

(b)	the NL Seller agrees to sell the NL Shares to the NL Purchaser, and the NL Purchaser agrees to purchase the NL Shares from the NL Seller, in each case at Completion.

2.2	The Shares shall be sold by the Sellers free from all Encumbrances, other than Encumbrances arising pursuant to this Agreement, and together with all rights attaching to the Shares as at Completion (including the right to receive and retain all dividends or distributions declared, made or paid on or after Completion).

2.3	None of the Sellers and the Purchasers shall be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all the Shares is completed simultaneously.

3.	CONSIDERATION

3.1	Purchase Price

3.1.1	The consideration for the sale of the US Shares (the “US Purchase Price”) shall be the sum of:
(a)	two hundred and thirteen million dollars ($213,000,000) (the “US Base Equity Price”); plus

(b)	interest to be paid in dollars on the US Base Equity Price at the rate of eight per cent. (8%) per annum for the period commencing on, and including, 1 January 2007 up to, and including, the Completion Date; plus

(c)	an amount to be paid in dollars which is equal to the aggregate amount of all Inter-Company Debt owed by any US Acquired Company that is converted into equity or capital of such US Acquired Company (whether or not shares of, or other equity interests in, such US Acquired Company are issued in connection therewith):
(i)	during the period commencing on, and including, 1 January 2007 up to, and including, the day immediately prior to the date of this Agreement as set out in Schedule 3.1.1(c)(i) to the Sellers’ Disclosure Letter; or

(ii)	during the period commencing on, and including, the date of this Agreement up to, and including, the Completion Date to the extent that the same are approved by the Purchasers as required pursuant to Clause 6.2.2,
(each such amount thus converted, a “US Debt Conversion Amount”); plus

(d)	an amount to be paid in dollars which is equal to the aggregate amount of all amounts paid, subscribed, injected or contributed to the capital of, or otherwise provided by way of equity to, any US Acquired Company (whether or not shares of, or other equity interests in, such US Acquired Company are issued in connection therewith) by members of the ABB Group:
(i)	during the period commencing on, and including, 1 January 2007 up to, and including, the day immediately prior to the date of this Agreement, as set out in Schedule 3.1.1(d)(i) to the Sellers’ Disclosure Letter; or

(ii)	during the period commencing on, and including, the date of this Agreement up to, and including, the Completion Date, to the extent that the same are approved by the Purchasers as required pursuant to Clause 6.2.2,
(each such amount, a “US Capital Increase Amount”); plus

(e)	interest to be paid in dollars on each US Debt Conversion Amount and each US Capital Increase Amount at the rate of eight per cent. (8%) per annum for the period commencing on, and including the relevant date of the event giving rise to such US Debt Conversion Amount or US Capital Increase Amount, as the case may be, up to, and including, the Completion Date.
3.1.2	The consideration for the sale of the NL Shares (the “NL Purchase Price”, and together with the US Purchase Price, the “Purchase Price”) shall be the sum of:
(a)	two hundred and twenty million seven hundred and eighty three thousand and forty four euros (€220,783,044) (the “NL Base Equity Price”); plus

(b)	interest to be paid in euros on the NL Base Equity Price at the rate of eight per cent. (8%) per annum for the period commencing on, and including, 1 January 2007 up to, and including, the Completion Date; plus

(c)	an amount to be paid in euros which is equal to the aggregate amount of all Inter-Company Debt owed by any NL Acquired Company that is converted into equity or capital of such NL Acquired Company (whether or not shares of, or other equity interests in, such NL Acquired Company are issued in connection therewith):

(i)	during the period commencing on, and including, 1 January 2007 up to, and including, the day immediately prior to the date of this Agreement as set out in Schedule 3.1.2(c)(i) to the Sellers’ Disclosure Letter; or

(ii)	during the period commencing on, and including, the date of this Agreement up to, and including, the Completion Date to the extent that the same are approved by the Purchasers as required pursuant to Clause 6.2.2,
(each such amount thus converted, an “NL Debt Conversion Amount”); plus

(d)	an amount to be paid in euros which is equal to the aggregate amount of all amounts paid, subscribed, injected or contributed to the capital of, or otherwise provided by way of equity to, any NL Acquired Company (whether or not shares of, or other equity interests in, such NL Acquired Company are issued in connection therewith) by members of the ABB Group:
(i)	during the period commencing on, and including, 1 January 2007 up to, and including, the day immediately prior to the date of this Agreement as set out in Schedule 3.1.2(d)(i)to the Sellers’ Disclosure Letter; or

(ii)	during the period commencing on, and including, the date of this Agreement up to, and including, the Completion Date to the extent that the same are approved by the Purchasers as required pursuant to Clause 6.2.2,
(each such amount an “NL Capital Increase Amount”); plus

(e)	interest to be paid in euros on each NL Debt Conversion Amount and NL Capital Increase Amount at the rate of eight per cent. (8%) per annum for the period commencing on, and including, the relevant date of the event giving rise to such NL Debt Conversion Amount or NL Capital Increase Amount, as the case may be, up to, and including, the Completion Date.
3.1.3	Save as provided in Clause 3.1.6, the Purchase Price shall not be subject to any adjustment.

3.1.4	The Purchase Price shall be paid at Completion in accordance with Clause 7.4.2 and Part 2 of Schedule 4 (Completion Arrangements).

3.1.5	The Purchase Price shall be allocated as follows:
(a)	the US Purchase Price shall be allocated to the US Shares; and

(b)	the NL Purchase Price shall be allocated to the NL Shares.
The Sellers and the Purchasers shall, and shall use all reasonable endeavours to ensure that their respective Affiliates will, adopt and utilise the agreed allocation for all purposes (including for Tax purposes). None of the Sellers and the Purchasers, nor any of their respective Affiliates, shall file any Tax Return or other document or otherwise take any position which is inconsistent with the allocation set out in this Clause 3.1.5, except to the extent that such position is required to comply with Applicable Law (in which case the relevant Party shall give reasonable advance notice in writing to the other Party prior to any such inconsistent Tax Return or document being filed, or such inconsistent position otherwise being taken).

3.1.6	Any amount paid by the Sellers to, or at the direction of, the Purchasers in respect of any claim for any breach of this Agreement shall, to the extent permitted by Applicable Law, be deemed to be a reduction of the Purchase Price.

3.2	Inter-Company Debt

3.2.1	The Sellers shall procure that the Inter-Company Debt owed by any member of the ABB Group as at the Completion Date is, at the direction of the Acquired Company to whom the monies are owed, paid to the account of the member(s) of the ABB Group to which any Acquired Company owes any Inter-Company Debt in settlement (full or partial, as the case may be) of such Inter-Company Debt in accordance with Clause 7.4.1 and Part 1 of Schedule 4 (Completion Arrangements).

3.2.2	The Purchasers shall procure that the Inter-Company Debt owed by any Acquired Company as at the Completion Date as set out in the Inter-Company Debt Statement (less the amount, if any, of Inter-Company Debt owed to such Acquired Company that such Acquired Company has directed, as provided in Clause 3.2.1, be paid to any member of the ABB Group) is paid to the account notified by the US Seller to the Purchasers in accordance with Clause 7.2.1 on behalf of the relevant members of the ABB Group at Completion in accordance with Clause 7.4.2 and Part 2 of Schedule 4 (Completion Arrangements). The receipt of such monies shall be a complete discharge to the relevant Acquired Companies, and the US Seller shall indemnify each Acquired Company against any liability it may suffer, and all costs and expenses it may reasonably incur, as a result of any failure on the part of the US Seller to account to the relevant members of the ABB Group for the monies paid by the Acquired Companies in accordance with this Clause 3.2.2.

3.2.3	All payments or repayments in accordance with this Clause 3.2 shall be made in dollars. Inter-Company Debt that is expressed in a currency other than dollars shall, for the purposes of determining the amount of such Inter-Company Debt in dollars, be converted into dollars at:
(a)	the rate which appears on the Reuters Screen FXBLFIX01 at 11:00 a.m. (London time) on the Completion Date;

(b)	if no such rate is quoted on the Reuters Screen FXBLFIX01 at such time, the rate which appears on the Reuters Screen FXFIX at 11:00 a.m. (London time) on the Completion Date; or

(c)	if no such rate is quoted on the Reuters Screen FXFIX at such time, the mid-point closing rate quoted in the Financial Times for the Business Day immediately preceding the Completion Date.
4.	CONDITIONS TO COMPLETION

4.1	Conditions and Waiver

4.1.1	The sale and purchase of the Shares and the obligations of the Sellers and the Purchasers to effect Completion are in all respects conditional upon the following (the “Conditions to Completion”):
(a)	the consents and authorisations by or of, and filings with and notifications to, the relevant Competition Authorities under the Competition Laws set out in Schedule 3 (Regulatory Condition) shall have been obtained or effected, and all applicable waiting periods under such Competition Laws shall have expired or been terminated and, where applicable, all such consents and authorisations shall be in full force and effect (the “Regulatory Condition”);

(b)	the approval of the shareholders of CB&I given by way of ordinary resolution passed in general meeting (the “Shareholder Approval Condition”);

(c)	the consummation of the Transactions shall not be restrained, enjoined or otherwise prohibited by any Order and there shall not have been any Applicable Law enacted, promulgated or deemed applicable to the Transactions after the date of this Agreement by any Governmental Entity that prevents the consummation of the Transactions or has the effect of making such consummation illegal; and

(d)	a member of the ABB Group shall have paid two hundred and four million dollars ($204,000,000) to the CE Asbestos PI Trust, on terms that no member of the Acquired Group is under any liability to reimburse all or any of such sum (the “Asbestos Condition”).
4.1.2	Condition 4.1.1(c) will be deemed to be satisfied if no such Order or Applicable Law as is referred to in Clause 4.1.1(c) has been issued or enacted, promulgated or deemed applicable by the date scheduled for Completion in accordance with Clause 7.3.

4.1.3	The Conditions to Completion may only be waived by the written agreement of the Sellers and the Purchasers.

4.2	Endeavours to Fulfil Regulatory Condition

4.2.1	Each of the Parties shall take all reasonable steps necessary to ensure that the Regulatory Condition is fulfilled as promptly as practicable, and in any event prior to the Long-Stop Date.

4.2.2	In particular, each Party acknowledges and agrees that it shall, at its own cost:
(a)	as promptly as practicable, but in no event later than the tenth (10th) Business Day following the date of this Agreement, take all actions necessary to make or file, or cause to be made or filed, all submissions, notifications or filings required to be made or filed by it or any of its Affiliates in connection with the Transactions to or with those Competition Authorities having jurisdiction under the Competition Laws referred to in Schedule 3 (Regulatory Condition);

(b)	at the earliest practicable date comply with any formal or informal request for additional information or documentary material (or any properly reduced scope of any such formal or informal request) received by it or any of its Affiliates from any such Competition Authority in connection with the Transactions;

(c)	consult and cooperate with the other Party, and consider in good faith the views of the other Party, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of it or any of its Affiliates to any such Competition Authority in connection with the Transactions;

(d)	promptly notify the other Party of any written communication made to or received by it from any such Competition Authority in connection with the Transactions; and

(e)	subject to Applicable Law and to the extent reasonably practicable:
(i)	permit the other Party to review in advance any proposed written communication to any such Competition Authority and incorporate the other Party’s reasonable comments; and

(ii)	not agree to participate in any substantive meeting or discussion with any such Competition Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless it has consulted with the other Party in advance and given the other Party the opportunity to attend; and

(iii)	furnish the other Party with copies of all correspondence, filings and written communications between it and its Affiliates, and their respective Representatives, on one hand, and any such Competition Authority or its respective staff, on the other hand, with respect to this Agreement or the Transactions, provided that the Purchasers shall be responsible for the payment of all filing or similar fees required by any relevant Competition Authority for the purposes of securing satisfaction of the Regulatory Condition.
4.2.3	The Purchasers shall not, and shall cause their Affiliates not to, acquire or agree to acquire (directly or indirectly and whether by merger, consolidation, purchase or otherwise) any business, any corporation, company, partnership, association or other business organisation or division thereof or any assets if the entering into of a definitive agreement relating to, or the consummation of, such transaction or arrangement would reasonably be expected to result in any delay in the Regulatory Condition being satisfied, or increase the risk of the Regulatory Condition not being satisfied prior to the Long-Stop Date.

4.2.4	The Purchasers shall take all actions requested by any Competition Authority, or as necessary to resolve any objections that may be asserted by any Competition Authority, with respect to this Agreement or the Transactions. Without limiting the generality of the foregoing, the Purchasers shall:
(a)	at the Purchasers’ sole cost, comply with all restrictions and conditions, if any, imposed by any Competition Authority as a requirement for granting any necessary clearance or terminating any applicable waiting period in connection with the Transactions, including agreeing to sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any subsidiary, operations, businesses or assets of the Purchasers or any of their Affiliates, or of any Acquired Company, contemporaneously with or after Completion and regardless as to whether a third party purchaser has been identified or approved prior to Completion (a “Divestiture”) and entering into any Order or other agreement to effectuate any of the foregoing;

(b)	terminate any Contract or other business relationship as may be required to obtain any necessary clearance of any Competition Authority or to obtain termination of any applicable waiting period under any Competition Laws;

(c)	not extend any waiting period or enter into any agreement or understanding with any Competition Authority, except with the prior written consent of the Sellers; and

(d)	oppose fully and vigorously any Action, including appealing properly any adverse decision or order by any Competition Authority, or, if requested by the Sellers, commence or threaten to commence and pursue vigorously any Action reasonably believed to be helpful in obtaining authorisation from Competition Authorities or in terminating any outstanding Action, it being understood that the costs and expenses of all such Actions (including the costs and legal fees of the Sellers) shall be borne by the Purchasers.
4.2.5	In furtherance of the foregoing, the Purchasers shall negotiate in good faith with all Competition Authorities and all third parties in connection with a Divestiture or any other matter referred to in Clause 4.2.4 with a view to entering into definitive agreements with all such Persons within sixty (60) days of receipt by the Purchasers of any request for additional documents and information or the commencement of a second-phase investigation by any Competition Authority.

4.2.6	Notwithstanding anything in this Clause 4.2 to the contrary, the Purchasers shall not be obliged to take any step which would be materially to the detriment of the CB&I Group or the Acquired Group (in either case taken as a whole), and in particular shall not be obliged to make any Divestiture if such Divestiture concerns assets, subsidiaries or businesses of the Acquired Group that, in the most recently completed fiscal year, had sales that, when combined with the sales in such fiscal year of all other assets, subsidiaries or businesses of the Acquired Group the subject of a Divestiture, exceeded one hundred million dollars ($100,000,000).

4.3	Endeavours to Fulfil Shareholder Approval Condition

4.3.1	CB&I shall, at its own cost, use all reasonable endeavours to procure the satisfaction of the Shareholder Approval Condition as promptly as practicable following the date of this Agreement (allowing for any restrictions on the dissemination of information imposed by any Competition Authority, should such be the case).

4.3.2	If the Shareholder Approval Condition has not been satisfied on or prior to the Long-Stop Date, CB&I shall pay to the Sellers a break fee (the “Break Fee”) of twenty five million dollars ($25,000,000). The Break Fee shall be paid in full by telegraphic transfer in immediately available cleared funds to the account nominated by the Sellers to CB&I within three (3) Business Days of the failure by CB&I to satisfy the Shareholder Approval Condition.

4.3.3	The Parties agree that the Break Fee is a genuine pre-estimate of the loss and damage (including the fees, costs and expenses incurred by the Sellers in respect of this Agreement) which would be suffered by the Sellers in connection with the termination of this Agreement.

4.3.4	The Sellers undertake to provide to CB&I, in a timely manner, all such information and assistance as CB&I may reasonably require for the purposes of enabling CB&I to prepare and file proxy statements and otherwise to enable CB&I to fulfil its obligations under this Clause 4.3; provided that neither the Sellers nor any member of the ABB Group shall be liable for any liability suffered or any damage, cost or expense incurred by CB&I in connection with such proxy statement or in respect of any information or assistance provided by the Sellers in accordance with this Clause 4.3.4. CB&I shall bear the reasonable costs of Ernst & Young for this purpose.

4.4	Obligation to Fulfil Asbestos Condition

ABB undertakes to CB&I that it will procure that the Asbestos Condition is satisfied by no later than the third (3rd) Business Day following the satisfaction of the Regulatory Condition and the Shareholder Approval Condition.

4.5	Termination

4.5.1	If Completion has not occurred by 5:00 p.m. (London time) on 28 February 2008 or, if notice is served in accordance with Clause 5.1 after 31 January 2008, by 5:00 p.m. (London time) on 31 March 2008 (the “Long-Stop Date”), either Party may, in its sole discretion, at any time thereafter, terminate this Agreement (other than the Surviving Provisions) by giving written notice to that effect to the other Party, upon receipt of which this Agreement (other than the Surviving Provisions) shall terminate. Notwithstanding the foregoing, the right to terminate this Agreement under this Clause 4.5.1 shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been the cause of, or resulted in, the failure of Completion to occur on or before the Long-Stop Date.

4.5.2	In the event that this Agreement is terminated in accordance with Clause 4.5.1, neither Party shall have any claim under this Agreement of any nature whatsoever against the other Party (except in respect of any rights and liabilities which have accrued before termination in relation to antecedent breaches and except in relation to any of the Surviving Provisions).

5.	TERMINATION RIGHT

5.1	If at any time after the date of this Agreement and prior to Completion the Purchasers (or either of them) become aware of any breach(es) of the Sellers’ Warranties and/or any breach(es) by the Sellers of their obligations under Clause 6.2 such that, if Completion were to have occurred, the Purchasers (or either of them) would have been entitled to recover from the Sellers, by way of damages for breach of the Sellers’ Warranties and/or Clause 6.2 (as applicable), an amount in excess of fifty million dollars ($50,000,000) (ignoring for this purpose the effect of paragraph 3.1 of Schedule 7 (The Sellers’ Limitations of Liability)), then the Purchasers may, by notice in writing to the Sellers, inform the Sellers of such breach(es), specifying in reasonable detail the alleged breach(es), including the amount(s) of the claim(s) arising from such breach(es).

5.2	Upon receipt of notice in accordance with Clause 5.1, the Sellers shall have fifteen (15) Business Days to rectify the breach(es) specified in such notice. If the Sellers fail to rectify such breach(es) to the reasonable satisfaction of the Purchasers within such period, or if rectification of a breach is not possible, then the Sellers may, in their sole discretion, elect:
(a)	in the case of each claim for breach of Clause 6.2 specified in such notice, to waive the provisions of paragraph 3.1 of Schedule 7 (The Sellers’ Limitations of Liability) such that such paragraph 3.1 shall be read as if to exclude such claim from the fifty million dollar ($50,000,000) limitation of liability referred to therein; and

(b)	in the case of claims for breach of any of the Sellers’ Warranties specified in such notice:

(i)	if the aggregate amount of all such claims, when substantiated, equals or exceeds forty million dollars ($40,000,000), that the maximum aggregate liability of the Sellers set out in paragraph 3.1 of Schedule 7 (The Sellers’ Limitations of Liability) shall be equal to the aggregate amount of all such claims when substantiated plus ten million dollars ($10,000,000); or

(ii)	if the aggregate amount of all such claims, when substantiated, is less than forty million dollars ($40,000,000), that the maximum aggregate liability of the Sellers set out in paragraph 3.1 of Schedule 7 (The Sellers’ Limitations of Liability) shall be fifty million dollars ($50,000,000), provided that, for the avoidance of doubt, any such election must be made in respect of all claims notified under Clause 5.1, and not just some only.

5.3	For the avoidance of doubt, the Purchasers shall be permitted to update any notice served under Clause 5.1 to include details of any further breach(es) of the Sellers’ Warranties and/or by the Sellers of their obligations under Clause 6.2, and the provisions of Clause 5.2 shall apply in relation to the original (or previously updated) notice as so updated, save that the fifteen (15) days shall run from the date of the updated notice, rather than from the date of the original (or previously updated) notice.

5.4	If the Sellers do not make an election in accordance with Clause 5.2 within twenty (20) Business Days of receipt of notice in accordance with Clause 5.1, the Purchasers shall not be obliged to complete the purchase of the Shares, and shall have the right to terminate this Agreement by giving notice in writing to the Sellers by not later than twenty five (25) Business Days after service of notice in accordance with Clause 5.1.

5.5	In the event that this Agreement is terminated in accordance with Clause 5.4, neither Party shall have any claim under this Agreement of any nature whatsoever against the other Party (except in respect of any rights and liabilities which have accrued before termination in relation to antecedent breaches and except in relation to any of the Surviving Provisions).

6.	CERTAIN PRE-COMPLETION UNDERTAKINGS

6.1	Access to Information and Personnel

6.1.1	From the date hereof to Completion, the Sellers shall cause each Acquired Company to afford to the Purchasers and the Bidder Representatives such reasonable access as they may from time to time request, during normal business hours and in a manner that is not likely to be disruptive to the operations of such Acquired Company, to such Acquired Company’s personnel, properties, books and records for the purposes of facilitating an orderly transition of the ownership of the Acquired Group after Completion; provided that no Seller or Acquired Company shall be required to provide any information or access that such Person believes could violate Applicable Law, including Competition Laws, or the terms of any confidentiality agreement or confidentiality provision in any Contract or adversely impact any privilege, including legal professional privilege.

6.1.2	All information received by, or made available to, the Purchasers, their Affiliates and the Bidder Representatives under this Clause 6.1 or otherwise pursuant to this Agreement will be held by the Purchasers, their Affiliates and the Bidder Representatives as “Evaluation Material,” as defined in, and pursuant to the terms of, the Confidentiality Agreement, which is incorporated herein by reference.

6.1.3	It is expressly understood and agreed that, without the prior written consent of the Sellers which consent may be granted or withheld in the Sellers’ sole and absolute discretion, nothing in this Agreement shall be construed to grant the Purchasers, any of their Affiliates or any Bidder Representative the right to perform any Phase I, Phase II or other environmental testing on any of the properties of any Acquired Company prior to Completion.

6.2	Conduct of the Business

6.2.1	Except as may be required or permitted by this Agreement or as may be required by Applicable Law or any Governmental Entity, the Sellers will take all action in their capacity as shareholders of the Companies to cause the Acquired Group to conduct its business in all material respects in the ordinary course from the date of this Agreement to Completion.

6.2.2	Clause 6.2.1 notwithstanding and except as may be required or permitted by this Agreement or as may be required by Applicable Law or any Governmental Entity, the Sellers shall procure that, from the date of this Agreement to Completion, no Acquired Company shall do any of the following without the prior written consent of the Purchasers (such consent not to be unreasonably withheld or delayed):
(a)	amend its certificate of incorporation or its by-laws (or comparable governing documents);

(b)	issue or sell any of its shares or other equity interests, or issue or sell any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, any such shares or equity interests, or otherwise take any action which would give rise to any US Debt Conversion Amount or US Capital Increase Amount or any NL Debt Conversion Amount or NL Capital Increase Amount;

(c)	declare, make or pay any dividend or other distribution, or make any redemption, purchase or other acquisition of any of its shares or other ownership interests, other than dividends or distributions to another Acquired Company;

(d)	make any payment of a kind referred to in paragraph 6.3(b) of Schedule 5 (The Sellers’ Warranties), other than, for the avoidance of doubt, Permitted Payments;

(e)	save for any interest rates which vary in accordance with their terms, agree to vary any interest rate payable in respect of any Inter-Company Debt, or pay any fees in respect of any such debt;

(f)	other than the sale of inventory in the ordinary course of trade, sell, lease or otherwise dispose of (including by way of licence) any of its properties or assets, other than any assets having a value of less than one hundred thousand dollars ($100,000) individually;

(g)	create any Encumbrance over all or any of its properties or assets, other than Permitted Encumbrances;

(h)	amend in any material respect or terminate any Material Contract or enter into a Contract that: (i) had such Contract been entered into prior to the date hereof, would have been a Material Contract; (ii) does not expressly exclude an Acquired Company’s liability for consequential damages; or (iii) is a “lump sum turnkey EPC contract”;

(i)	incur any Indebtedness, other than unsecured short-term bank Indebtedness on arms-length terms or, until the delivery of the Inter-Company Debt Statement in accordance with Clause 7.1.1, Indebtedness that will constitute Inter-Company Debt;

(j)	give a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another Person’s obligation (other than any other Acquired Company);

(k)	make any acquisitions of any corporation, company, partnership, other business organisation or any business or any division thereof;

(l)	enter into any agreement in relation to the potential relocation of the office from Oostduinlaan 75, 2596 JJ The Hague, The Netherlands;

(m)	incur any capital expenditure in excess of one million five hundred thousand dollars ($1,500,000) in the aggregate, other than as budgeted for in the current annual budget of the Acquired Group;

(n)	discontinue any insurance policy maintained by it as at the date of this Agreement, unless any such insurance policy is replaced with insurance coverage on reasonably comparable terms, or otherwise violate any such policy which would make such policy void or voidable or fail to report any losses to all appropriate insurance carriers in accordance with policy requirements;

(o)	except with respect to the adoption of the ABB Lummus Global Inc. Retirement Income Restoration Plan (which shall be the ABB Lummus Global Inc. portion of the ABB Retirement Income Restoration Plan) and other than on a case by case basis: (i) amend the terms of employment or engagement of its employees (including as regards pension plans and other employee benefits, and whether or not contractual), other than in accordance with current contractual obligations or practice; or (ii) provide gratuitous payments or benefits to its employees or any of their dependents, other than in accordance with current practice;

(p)	(i) commence (or threaten in writing to commence) any litigation or arbitration proceedings (including by making any claim in writing for, or otherwise intimating in writing, breach of any Material Contract), save for debt collection in the ordinary course of business, or (ii) settle or agree to settle any litigation or arbitration proceedings involving amounts likely to exceed two million dollars ($2,000,000) individually, save for debt collection in the ordinary course of business and the settlement of the litigation involving Williams Field Services, as more particularly described in the Sellers’ Disclosure Letter; or

(q)	agree, or make an offer capable of acceptance, to take any of the foregoing actions in respect of which it is restricted by the provisions of this Clause 6.2.2.
6.2.3	Notwithstanding anything contained in this Agreement to the contrary, each Acquired Company shall be permitted to:
(a)	maintain, up to the Completion Date, its participation in the cash management system of the ABB Group, the cash management procedures as currently conducted by the Acquired Group, on the one hand, and members of the ABB Group, on the other hand, and, until the date of delivery of the Inter-Company Debt Statement in accordance with Clause 7.1.1, periodically settle Inter-Company Debt between members of the Acquired Group, on the one hand, and members of the ABB Group, on the other hand, in each case consistent with past practices;

(b)	until the date of delivery of the Inter-Company Debt Statement in accordance with Clause 7.1.1, purchase additional shares of, or other equity interests in, any other Acquired Company from any third party; provided that such acquisition is effected on an arms-length basis; and

(c)	settle trade receivables and trade payables between members of the Acquired Group, on the one hand, and members of the ABB Group, on the other hand, in each case consistent with past practices.
6.2.4	Nothing in this Agreement shall be construed to give to the Purchasers, directly or indirectly, any rights to control or direct in any way any operations of any Acquired Company prior to Completion. Prior to Completion, the Sellers shall be entitled to exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the Acquired Group.

6.2.5	Nothing in this Agreement shall be construed to require any member of the ABB Group to provide, directly or indirectly, any funds to any Acquired Company or enter into any guarantee or other surety in support of the business of any Acquired Company.

6.3	Parent Guarantees and Third-Party Guarantees

6.3.1	Pending Completion, CB&I shall use all reasonable endeavours to cause each relevant member of the ABB Group to be irrevocably released in full (such release to be in form and substance reasonably satisfactory to the Sellers) from its obligations with respect to each:
(a)	parent guarantee or other similar arrangement granted, issued or entered into by any member of the ABB Group in support of the Business or any Joint Venture and: (i) outstanding as at the date of this Agreement (being (A) those listed in Schedule 6.3.1(a) of the Sellers’ Disclosure Letter and (B) those which were inadvertently omitted from Schedule 6.3.1(a) of the Sellers’ Disclosure Letter (if any); or (ii) entered into in the ordinary course of the Business by any member of the ABB Group after the date hereof, but prior to Completion, in accordance with Clause 6.3.6 (including renewals and extensions of any of the foregoing in the ordinary course of the Business granted in accordance with Clause 6.3.7) (collectively, the “Parent Guarantees”); and

(b)	letter of credit, guarantee, indemnity, security, insurance bond, surety bond, performance bond or other similar arrangement granted, issued or entered into by any third party in support of the Business or any Joint Venture and: (i) outstanding as at the date of this Agreement (being (A) those listed in Schedule 6.3.1(b) of the Sellers’ Disclosure Letter and (B) those which were inadvertently omitted from Schedule 6.3.1(b) of the Sellers’ Disclosure Letter (if any); or (ii) issued or entered into in the ordinary course of the Business after the date hereof, but prior to Completion in accordance with Clause 6.3.6 (including renewals and extensions of any of the foregoing in the ordinary course of the Business granted in accordance with Clause 6.3.7) (collectively, the “Third-Party Guarantees”), in each case effective as at Completion.

6.3.2	Each of ABB and the Sellers undertakes to CB&I to provide CB&I with all reasonable assistance in connection with the efforts of CB&I to fulfil its obligations under Clause 6.3.1.

6.3.3	In furtherance of its obligations under Clause 6.3.1, CB&I shall offer, or procure its Affiliates (as applicable) to offer, “like for like” support as may be reasonably requested by the beneficiary of each such Parent Guarantee/Third Party Guarantee.

6.3.4	To the extent that CB&I has been unable to procure the release of the relevant member of the ABB Group from its obligations with respect to a Parent Guarantee listed in schedule 6.3.1(a) of the Sellers’ Disclosure Letter or in the schedule referred to in Clause 7.2.2(a) or a Third-Party Guarantee listed in schedule 6.3.1(b) of the Sellers’ Disclosure Letter or in the schedule referred to in Clause 7.2.2(a) prior to Completion as contemplated by Clause 6.3.1(a) and Clause 6.3.1(b), respectively, the Purchasers shall deliver to the Sellers at Completion (at the Purchasers’ cost) an unconditional letter of credit or bank guarantee, payable upon first demand in terms reasonably satisfactory to the Sellers, duly executed by a bank rated at least “A” by Standard & Poor’s (or an equivalent rating by another recognised rating agency) or by another financial institution reasonably acceptable to the Sellers, for an amount equal to the sum of:
(a)	ten per cent. (10%) of the aggregate contractual loss payable under all such remaining Parent Guarantees (with the aggregate contractual loss payable under each such Parent Guarantee being set out in Schedule 6.3.1(a) of the Sellers’ Disclosure Letter or in the schedule referred to in Clause 7.2.2(a)); and

(b)	the aggregate outstanding face amount of all such remaining Third-Party Guarantees (with the aggregate outstanding face amount of each such Third-Party Guarantee being set out in Schedule 6.3.1(b) of the Sellers’ Disclosure Letter or in the schedule referred to in Clause 7.2.2(a)), provided that, in lieu of such unconditional letter of credit or bank guarantee, and with the prior written consent of the Sellers (which consent shall not be unreasonably withheld), the Purchasers shall have the right to deliver to the Sellers at Completion (at the Purchasers’ cost) two or more such unconditional letters of credit or bank guarantees in an aggregate amount equal to the sum referred to above.

6.3.5	For the purposes of Clause 6.3.1, a release “in form and substance reasonably satisfactory to the Sellers” shall include (but, for the avoidance of doubt, shall not be limited to):
(a)	in relation to each Parent Guarantee: (i) the original Parent Guarantee; and/or (ii) a letter from the beneficiary of each such Parent Guarantee to the relevant member of the ABB Group confirming, in a legally binding manner, that such Parent Guarantee has been terminated and that the relevant member of the ABB Group has been irrevocably released in full from its obligations with respect to such Parent Guarantee; and

(b)	in relation to each Third-Party Guarantee, a letter from the issuer of such Third-Party Guarantee to the relevant member of the ABB Group confirming, in a legally binding manner, that such member has been irrevocably released in full from its obligations with respect to such Third-Party Guarantee.
6.3.6	ABB will procure that, between the date of this Agreement and the Completion Date, no member of the ABB Group will grant or procure any parent company guarantee, third party guarantee or other similar arrangement in connection with any Contract entered into by a member of the Acquired Group, except:

(a)	for any parent company guarantee having a maximum aggregate liability of less than one million dollars ($1,000,000), provided that any such parent company guarantee shall not be in relation to Syria, Cuba, Iran or North Korea; or

(b)	with the prior written consent of the Purchasers (such consent not to be unreasonably withheld or delayed).
6.3.7	ABB will further procure that, between the date of this Agreement and the Completion Date, no member of the ABB Group will extend or renew any Parent Guarantee or Third-Party Guarantee, other than where any failure to extend or renew would entitle the beneficiary of the relevant Parent Guarantee or Third-Party Guarantee to draw on the same prior to Completion.

6.4	Resignation of Officers and Directors

6.4.1	To the extent so requested by the Purchasers, the Sellers shall cause each officer of each Acquired Company, including each member of the board of directors (or comparable governing body) of each Acquired Company and each company secretary, to tender his or her resignation from such position, with effect from the Completion Date, each such resignation to contain a legally binding confirmation that the relevant officer has no claim against the relevant Acquired Company, whether as a result of his being asked so to resign or otherwise (save for any claim arising out of the officer’s or director’s employment with the Acquired Company or its termination, other than a claim by an appointee or nominee of a member of the ABB Group).

6.4.2	The Sellers shall cause each Acquired Company to call a meeting of shareholders or directors (or comparable governing body) and/or take such other action as may be required to:
(a)	enable the Purchasers to comply with their obligations under Clause 11.4; and

(b)	accept the resignation of each officer and member of the board of directors (or comparable governing body) of each Acquired Company given in accordance with Clause 6.4.1.
6.5	Inter-Company Arrangements

The Sellers shall procure that, with effect from Completion, all arrangements (including intra-group banking, cash pooling and set-off arrangements) between any member of the ABB Group, on the one hand, and any Acquired Company, on the other hand, are terminated (without cost or liability on the part of the Acquired Group) except for:
(a)	the Transitional Services Agreement;

(b)	lease arrangements relating to Leased Real Property;

(c)	arrangements relating to intra-group trading in the ordinary course of the Business (it being understood and agreed that all accounts receivable and accounts payable which are outstanding as at Completion will be settled or paid in accordance with their respective terms of payment); or

(d)	indemnities, guarantees or other similar commitments given by any Acquired Company in relation to any Parent Guarantee or Third-Party Guarantee (including the US Company Guarantee and the NL Company Guarantee).

7.	COMPLETION AND RELATED MATTERS

7.1	Inter-Company Debt Statement

7.1.1	At least five (5) Business Days prior to Completion, the Sellers shall provide the Inter-Company Debt Statement to the Purchasers. If, upon the Conditions to Completion being fulfilled or waived (or, if applicable, upon CB&I giving, or being deemed to have given, a Deferred Completion Notification), the Sellers have not yet provided the Inter-Company Debt Statement to the Purchasers, they shall do so promptly (and, in any event, no later than two (2) Business Days) thereafter.

7.1.2	To the extent that the Inter-Company Debt Statement understates the Inter-Company Debt owed by any Acquired Company as at Completion:
(a)	(i) the US Seller shall, as a reduction in the US Purchase Price, pay to the US Purchaser such amount as would, if paid to any relevant US Acquired Company, enable that US Acquired Company to discharge in full the balance of any Inter-Company Debt owed by it and (ii) the US Purchaser shall, as agent/trustee for the relevant US Acquired Company, immediately discharge in full the balance of such Inter-Company Debt owed by such US Acquired Company by paying such amount to the US Seller as agent/trustee for the relevant member(s) of the ABB Group (provided that, notwithstanding the foregoing, the obligations of the US Seller under (i) shall be set-off against the obligations of the US Purchaser under (ii)); and

(b)	(i) the NL Seller shall, as a reduction in the NL Purchase Price, pay to the NL Purchaser such amount as would, if paid to any relevant NL Acquired Company, enable that NL Acquired Company to discharge in full the balance of any Inter-Company Debt owed by it and (ii) the NL Purchaser shall, as agent/trustee for the relevant NL Acquired Company, immediately discharge in full the balance of such Inter-Company Debt owed by such NL Acquired Company by paying such amount to the NL Seller as agent/trustee for the relevant member(s) of the ABB Group (provided that, notwithstanding the foregoing, the obligations of the NL Seller under (i) shall be set-off against the obligations of the NL Purchaser under (ii)).
7.2	Other Pre-Completion Deliveries

7.2.1	At least three (3) Business Days prior to Completion, the Sellers shall provide to the Purchasers the requisite details of:
(a)	the account into which the US Purchase Price shall be paid at Completion (which shall be a US dollar account in the name of the US Seller in the United States); and

(b)	the account into which the NL Purchase Price shall be paid at Completion (which shall be a euro account in the name of the NL Seller in the Netherlands).
7.2.2	At least three (3) Business Days prior to Completion, the Sellers shall provide to the Purchasers a schedule setting out the following:
(a)	all Parent Guarantees and Third-Party Guarantees granted, issued or entered into following the date of this Agreement in accordance with Clause 6.3.6;

(b)	all Derivatives Contracts to be terminated in accordance with Clause 11.7; and

(c)	all cash balances of each Acquired Company as at the date which is five (5) Business Days prior to Completion (including the location of those balances and the currency in which they are held).
7.3	Date and Place

Subject to satisfaction of the Condition to Completion set out in Clause 4.1.1(c) (in accordance with Clause 4.1.2), Completion shall take place at 12:00 noon (London time) at the offices of White & Case LLP, 5 Old Broad Street, London EC2N 1DW:
(a)	on the fourth (4th) Business Day following the fulfilment or waiver of the Conditions to Completion (other than that set out in Clause 4.1.1(c)) or, if prior to that date, CB&I has notified ABB in writing that it requires further time and information to be satisfied that, following Completion, there will be no violations of Applicable Law of the nature covered by the indemnities set out in Schedule 9 (Additional Covenant) as a result of the continuation, following Completion, of a practice which commenced prior to Completion, on the fourth (4th) Business Day following receipt by ABB of written notification from CB&I that it is now so satisfied or that it is nevertheless ready to proceed to Completion (such notification, a “Deferred Completion Notification”)(it being agreed that such Deferred Completion Notification shall be given by CB&I no later than ten (10) Business Days prior to the Long-Stop Date and whether or not CB&I is then so satisfied and that, if not then already given, such Deferred Completion Notification shall be deemed to have been given on such tenth (10th) Business Day); or

(b)	if later, on the fifth (5th) Business Day following receipt by the Purchasers of the Inter-Company Debt Statement),
or at such other location, time or date as may be agreed in writing between the Sellers and the Purchasers (such date, the “Completion Date”).

7.4	Completion Deliveries

7.4.1	At Completion, the Sellers shall undertake those actions listed in Part 1 of Schedule 4 (Completion Arrangements).

7.4.2	At Completion, the Purchasers shall undertake those actions listed in Part 2 of Schedule 4 (Completion Arrangements).

7.5	Failure to Complete

7.5.1	If the provisions of Clause 7.4.1 and Part 1 of Schedule 4 (Completion Arrangements) are not complied with in all material respects on the Completion Date, the Purchasers shall not be obliged to complete the purchase of the Shares and may:
(a)	defer Completion (with the provisions of this Clause 7 applying to Completion as so deferred);

(b)	proceed to Completion as far as practicable (without limiting its rights and remedies under this Agreement); or

(c)	if the Sellers have failed to comply with paragraphs 1, 2 or 3 of Part 1 of Schedule 4 (Completion Arrangements), treat this Agreement as terminated for breach of condition (without limiting its rights and remedies under this Agreement).
7.5.2	If the provisions of Clause 7.4.2 and Part 2 of Schedule 4 (Completion Arrangements) are not complied with in all material respects on the Completion Date, the Sellers shall not be obliged to complete the sale of the Shares and may:
(a)	defer Completion (with the provisions of this Clause 7 applying to Completion as so deferred);

(b)	proceed to Completion as far as practicable (without limiting their rights and remedies under this Agreement); or

(c)	if the Purchasers have failed to comply with paragraphs 1 or 2 of Part 2 of Schedule 4 (Completion Arrangements), treat this Agreement as terminated for breach of condition (without limiting their rights and remedies under this Agreement).
7.6	Effect of Completion

The provisions of this Agreement which remain to be performed following Completion shall continue in full force and effect notwithstanding Completion.

7.7	Guarantees

At or prior to Completion, the US Company shall execute the US Company Guarantee and the NL Company shall execute the NL Company Guarantee pursuant to which the US Company will guarantee the obligations of each other Acquired Company and the NL Company will guarantee the obligations of each other NL Acquired Company under all counter indemnities given by such Acquired Companies to members of the ABB Group in relation to the Parent Guarantees or the Third-Party Guarantees.

8.	THE SELLERS’ WARRANTIES

8.1	The Sellers warrant to the Purchasers that each of the statements set out in Schedule 5 (The Sellers’ Warranties) is true and accurate as at the date of this Agreement.

8.2	Each of the Sellers’ Warranties shall be construed as a separate warranty, and shall not be limited by the terms of any of the other Sellers’ Warranties or, save as otherwise expressly provided, by any other term of this Agreement.

8.3	Any Sellers’ Warranty that is qualified by the knowledge, belief or awareness of any Seller shall mean the actual (but not constructive or imputed) knowledge, belief or awareness of Ulf Hoof or François Champagne having made specific enquiry of Martin Gross, Raphael Widmer, Daniel McCarthy, Foeke Kolff, Khalid Farid, Margaret Duplantier, Ronald Dawson, John Albanese, Michael Ford, Jens Jangbaeck and Lars Vågman and:
(a)	Brian van Reijn in relation to the Sellers’ Warranties at paragraph 20 of Schedule 5 (The Sellers’ Warranties);

(b)	Matthew North in relation to the Sellers’ Warranties at paragraph 16 of Schedule 5 (The Sellers’ Warranties); and

(c)	Charles Salek in relation to the Sellers’ Warranties at paragraph 17 of Schedule 5 (The Sellers’ Warranties), but having made no other enquiry or independent review.

8.4	Any information supplied by or on behalf of any Acquired Company to or on behalf of the Sellers in connection with the Sellers’ Warranties, the Sellers’ Disclosure Letter or otherwise in relation to the business and affairs of any Acquired Company shall not constitute a representation, warranty or guarantee as to the accuracy thereof by any Acquired Company and each of ABB and the Sellers undertake to the Purchasers and each Acquired Company that they will not bring any claim which it might otherwise have against any Acquired Company or any of their respective directors, officers, employees, agents or advisers in respect thereof, provided that this Clause 8.4 shall not prohibit the Sellers from bringing a claim against any such director, officer, employee, agent or adviser: (i) in the event of fraud or gross negligence by any such director, officer, employee, agent or adviser; or (ii) upon any such director, officer or employee ceasing to be a director, officer or employee of an Acquired Company (and provided further, in the case of (ii) above, that any such director, officer or employee would not have recourse against an Acquired Company as a result of any such claim by the Sellers).

8.5	The Purchasers acknowledge and agree that the only Sellers’ Warranties given in respect of the matters referred to below are as expressly stated below:
(a)	in respect of intellectual property and information technology issues, the Sellers’ Warranties set out in paragraphs 8 and 11 of Schedule 5 (The Sellers’ Warranties) (in the case of paragraph 11, so far as they relate to any Contract referred to in sub-paragraphs (b) and (d) in the definition of “Material Contracts”) and paragraphs 12 and 13 of Schedule 5 (The Sellers’ Warranties);

(b)	in respect of real property issues (other than as regards environmental issues), the Sellers’ Warranties set out in paragraphs 8 and 14 of Schedule 5 (The Sellers’ Warranties);

(c)	in respect of employment issues (other than as regards pensions and other employee benefits issues), the Sellers’ Warranties set out in paragraph 15 of Schedule 5 (The Sellers’ Warranties);

(d)	in respect of pensions and other employee benefits issues, the Sellers’ Warranties set out in paragraph 16 of Schedule 5 (The Sellers’ Warranties);

(e)	in respect of Tax issues, the Sellers’ Warranties set out in paragraph 20 of Schedule 5 (The Sellers’ Warranties); and

(f)	in respect of the Joint Ventures, the Sellers’ Warranties set out in paragraph 21 of Schedule 5 (The Sellers’ Warranties).
Notwithstanding the provisions of paragraphs (a) to (f) above, no limitation in this Clause 8.5 shall limit the Sellers’ Warranties set out in paragraphs 4, 6, 10 and 18 of Schedule 5 (The Sellers’ Warranties).

8.6	Notwithstanding anything to the contrary in this Agreement, no Sellers’ Warranty is given, nor shall any Sellers’ Warranty be deemed given, in respect of:
(a)	any cost estimates, projections or other predictions including any replacement cost estimates for services that are currently provided by any member of the ABB

Group to any Acquired Company that will cease to be provided as from Completion and any forecasts as to the results of operation or other financial, operational or other forecasts of any kind (it being understood that, with respect to any provision reflected in the Balance Sheet, estimates, projections and predictions made at the time form part of the basis on which such provision was established and, although the adequacy of any such provision is not, and shall not be deemed to have been, warranted by the Sellers, the foregoing shall not be taken to limit in any way the Sellers’ Warranties set out in paragraphs 4 or 5 of Schedule 5 (The Sellers’ Warranties)); or

(b)	except as expressly provided in paragraphs 4 or 5 of Schedule 5 (The Sellers’ Warranties), any other financial information or data contained in any Due Diligence Materials or otherwise provided or made available by or on behalf of the Sellers in connection with the Transactions.
8.7	Without restricting the rights of the Purchasers or the ability of the Purchasers to claim damages on any basis available to them, if the Sellers are liable for a Locked Box Claim:
(a)	where the claim relates to a US Acquired Company, the US Seller shall pay to the US Purchaser on demand an amount equal to one dollar ($1) for each one dollar ($1) of the relevant: (i) dividend or distribution; (ii) payment; or (iii) interest or fee giving rise to the Locked Box Claim; and

(b)	where the claim relates to a NL Acquired Company, the NL Seller shall pay to the NL Purchaser on demand an amount equal to one euro (€1) for each one euro (€1) of the relevant: (i) dividend or distribution; (ii) payment; or (iii) interest or fee giving rise to the Locked Box Claim, provided that, where the claim relates to an Acquired Company which is not a wholly-owned subsidiary of another Acquired Company, the Sellers shall only be liable for such percentage of the Locked Box Claim which is equal to the percentage shareholding (whether direct or indirect) of the US Seller or the NL Seller, as the case may be, in the relevant Acquired Company.

9.	CB&I’S WARRANTIES

CB&I warrants to the Sellers that each of the statements set out in Schedule 6 (CB&I’s Warranties) is true and accurate as at the date of this Agreement.

10.	THE SELLERS’ LIMITATIONS OF LIABILITY

10.1	The liability of the Sellers in respect of any claim under this Agreements (other than claims pursuant to Schedule 8 (Tax Covenant) shall be limited as provided in Schedule 7 (The Sellers’ Limitations of Liability).

10.2	The liability of the Sellers in respect of any claim pursuant to Schedule 8 (Tax Covenant) shall be limited as provided in Schedule 8 (Tax Covenant) and, additionally, as provided in Schedule 7 (The Sellers’ Limitations of Liability).

11.	OTHER POST-COMPLETION UNDERTAKINGS

11.1	Parent Guarantees and Third-Party Guarantees

11.1.1	To the extent that CB&I is unable to procure the release of the relevant members of the ABB Group from their obligations with respect to those Parent Guarantees and Third-Party Guarantees referred to at Clause 6.3 prior to Completion as contemplated by Clause 6.3, CB&I shall use, and shall continue to use, all reasonable endeavours to procure such release as soon as reasonably practicable following Completion, and, pending such release in a manner consistent with Clause 6.3, shall promptly on demand (and in no event later than five (5) Business Days after such demand), indemnify and hold harmless the relevant members of the ABB Group from and against any and all liabilities they may suffer, and all costs and expenses they may reasonably incur, to the extent that the same arise in respect of such Parent Guarantees and/or Third-Party Guarantees.

11.1.2	For so long as any member of the ABB Group remains obliged in relation to any such Parent Guarantee or Third-Party Guarantee, CB&I shall:
(a)	keep the Sellers regularly informed (which shall be as often as the Sellers may reasonably request and in any event no less frequently than quarterly) of the steps that are being taken to achieve the releases in accordance with Clause 11.1.1; and

(b)	review with the Sellers (which review, if so requested by the Sellers, shall be conducted in a meeting between CB&I and the Sellers), every six (6) months after Completion, the progress made in the immediately preceding six-month period to achieve, as provided in Clause 11.1.1, the release referred to therein.
11.1.3	The Purchasers shall not, and shall not permit any Acquired Company to, enter into any amendment or waiver with respect to, or exercise any renewal option or other similar provision under, any Contract or other arrangement that is the subject of a Parent Guarantee or a Third-Party Guarantee, with respect to which the relevant member of the ABB Group has not yet been irrevocably released in full, in a manner consistent with Clause 6.3, that has the effect of extending or increasing the exposure of any member of the ABB Group under or in relation to the applicable Parent Guarantee or Third-Party Guarantee. No member of the ABB Group shall have any obligation to extend the term of, or otherwise agree to any amendment or waiver with respect to, any Parent Guarantee or Third-Party Guarantee that remains outstanding after Completion.

11.1.4	To the extent that any member of the ABB Group has performance obligations under or in relation to any Parent Guarantee or Third-Party Guarantee referred to at Clause 6.3 that have not been irrevocably released prior to Completion in a manner consistent with Clause 6.3, the Purchasers shall, and shall cause each Acquired Company to, perform such obligations on behalf of such member of the ABB Group.

11.1.5	CB&I undertakes to the Sellers that, if the Purchasers or any of their Affiliates sell, distribute or otherwise transfer to any Person (other than an Affiliate of CB&I) all or a substantial portion of the Acquired Group or the Business, then CB&I shall procure that the transferee first agrees in writing, in favour of each relevant member of the ABB Group, to be bound by the provisions of this Clause 11.1, mutatis mutandis, on the basis that references in this Clause 11.1 to “CB&I” shall be deemed references to such transferee and references in this Clause 11.1 to “Completion” shall be deemed references to the date on which such sale, distribution or transfer is completed.

11.1.6	Following Completion, ABB shall consider in good faith any reasonable request by the Purchasers to extend a Parent Guarantee and shall use reasonable endeavours to procure the extension of any such Parent Guarantee for such period as the Purchasers may reasonably require.

11.1.7	If any letter of credit or bank guarantee delivered by the Purchasers to the Sellers pursuant to Clause 6.3.4 would, by its express terms:
(a)	expire upon notice from ABB that each Parent Guarantee or Third-Party Guarantee to which it relates has been released; or

(b)	in the case of any such letter of credit or bank guarantee relating to more than one Parent Guarantee and/or Third-Party Guarantee, reduce in terms of the amount that the beneficiary may draw or demand thereunder upon notice from ABB that any such Parent Guarantee or Third-Party Guarantee has been released,
ABB shall provide such notice to the relevant bank or financial institution promptly upon ABB becoming aware of the release of each relevant member of the ABB Group from its obligations with respect to each relevant Parent Guarantee or Third-Party Guarantee, as the case may be, in a manner consistent with Clause 6.3.

11.2	Employee Matters

11.2.1	Following the Completion Date, the US Purchaser shall, or shall cause one or more of its Affiliates to, adopt and assume, as of the Completion Date, the ABB Inc. Pension Plan for Employees of ABB Lummus Global Represented by the Lummus Employees Association, Inc. (the “Assumed Plan”) and the assets and liabilities thereunder, with respect to all persons entitled to benefits under the provisions of the Assumed Plan, including benefits payable to, or in respect of, retired participants, disabled participants, or terminated vested participants under the Assumed Plan (irrespective of date of retirement, disability, or other termination of service). The US Purchaser shall, or shall cause one or more of its Affiliates to, assume, pay, perform, and discharge all liabilities, debts, and obligations of ABB Inc. (whether actual or contingent and whether existing on the Completion Date or arising in the future) accrued or incurred in respect of the Assumed Plan, including the funding of all benefits of whatever nature payable to any person under the Assumed Plan (including the payment of any amount necessary to satisfy the minimum funding standards under Section 412 of the Code for the plan year of the Assumed Plan in which Completion occurs). As of the Completion Date, the US Purchaser shall, or shall cause one or more of its Affiliates to, be substituted for ABB Inc. as the plan sponsor under the Assumed Plan with full authority to maintain and amend the Assumed Plan. The US Purchaser shall, or shall cause one or more of its Affiliates to, establish a trust fund or utilise an existing trust fund to hold all assets of the Assumed Plan.

11.2.2	Following the Completion Date, the US Purchaser shall ensure that all current and former employees of the Acquired Companies, including employees not actively at work due to injury, vacation, military duty, disability or other leave of absence (the “Acquired Company Employees”) who currently participate in, or who are, or may be, eligible to participate in the post-retirement health, dental and life insurance benefit plans of any member of the ABB Group (the “ABB Post-Retirement Health and Life Insurance Plan”) upon satisfaction of the applicable eligibility conditions of the ABB Post-Retirement Health and Life Insurance Plan, shall be entitled to receive post-retirement health and life insurance benefits under a post-retirement health and life insurance plan established or caused to be established by the US Purchaser (the “Purchaser Post-Retirement Health and Life Insurance Plan”) that provides benefits that are identical to the benefits provided by the ABB Post-Retirement Health and Life Insurance Plan provided, however, for avoidance of doubt, that administrative and ancillary provisions of the Purchaser Post-Retirement Health and Life Insurance Plan need not be identical but may be substantially similar to those of the ABB Post-Retirement Health and Life Insurance Plan, for such period of time as required under the terms of the ABB Post-Retirement Health and Life Insurance Plan and pursuant to Applicable Law. The US Purchaser shall, or shall cause one or more of its Affiliates to, be solely responsible for paying and providing all post retirement health, dental and life insurance benefits referred to in this Clause 11.2.2 with respect to such Acquired Company Employees.

11.2.3	The Sellers shall procure that, as of the Completion Date, all Acquired Company Employees become fully vested in their benefits under the ABB Inc. Cash Balance Pension Plan (the “Cash Balance Plan”), the ABB Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”), or the Personal Retirement Investment and Savings Management Plan for Employees of ABB Inc. (the “PRISM Plan”) and, together with the Cash Balance Plan and the Deferred Compensation Plan (the “ABB Retained Plans”). To the extent that Acquired Company Employees are entitled to distributions by reason of the Transactions under the terms of the Cash Balance Plan or the PRISM Plan, and in each case, Applicable Law, the US Purchaser shall procure that such Acquired Company Employees may make a rollover of such distributions pursuant to Section 402(c) (and, if applicable, Section 401(a)(31)) of the Code into an employee benefit plan maintained by the US Purchaser or any of its Affiliates that is intended to be “qualified” within the meaning of Section 401(a) of the Code.

11.2.4	Following the Completion Date, the Purchasers shall, or shall cause one or more of their Affiliates to:
(a)	honour, pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each Acquired Company Employee arising under the terms of any contracts, arrangements, programmes, policies, plans, commitments, employment, consulting, retention, severance, change-of-control or similar agreement (each a “Benefit Arrangement”) of the Acquired Companies, in accordance with the terms thereof in effect on the Completion Date; and

(b)	assume, honour and be solely responsible for paying, providing or satisfying when due (i) all vacation, sick pay and other paid time off for Acquired Company Employees accrued but unused as of the Completion Date, on terms and conditions not less favourable than the terms and conditions in effect immediately prior to the Completion Date, and (ii) all compensation (including salary, wages, commissions, bonuses (including, the transaction-related bonuses and the severance payments set out in Schedule 11.2.4(b) of the Sellers’ Disclosure Letter, and the payments due under the ABB Lummus Global Inc. Long-Term Incentive Plan, the ABB Lummus Global Inc. Scorecard Incentive Plan and the US Employee Profit Incentive Compensation (EPIC) Plan), incentive compensation, overtime, premium pay and shift differentials), benefits and benefit claims, severance and termination pay, notice and benefits under all Applicable Law and under any plan, policy, practice or agreement and all other liabilities, in each case accruing, incurred, or arising as a result of employment or separation from employment with the Purchasers or any of their Affiliates, on or after the Completion Date with respect to Acquired Company Employees, provided that nothing in this Clause 11.2.4 shall be construed to prohibit the Purchasers or any of their Affiliates from: (i) modifying, amending or terminating any Benefit Arrangement at any time after the Completion Date or; (ii) substituting for any Benefit Arrangement of an Acquired Company the Benefit Arrangement of any of the Purchasers and their Affiliates for similarly situated employees of the Purchasers and their Affiliates, to the extent permitted by the terms of the Benefit Arrangements of the Acquired Companies and Applicable Law.
11.2.5	Following the Completion Date, the US Purchaser shall, or shall cause one or more of its Affiliates to:
(a)	waive, or use reasonable endeavours to cause its insurance carrier to waive, all limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage, if any, applicable to any Acquired Company Employees or their dependents or beneficiaries under any welfare benefit plans in which such employees may be eligible to participate; and

(b)	credit all costs or expenses incurred by Acquired Company Employees (and their dependents or beneficiaries), if any, up to and including the Completion Date for the purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans.
11.2.6	Following the Completion Date, the Purchasers shall, or shall cause one or more of their Affiliates to, take into account periods of employment with any Acquired Company (including any current or former Affiliate of any Acquired Company or any predecessor of any Acquired Company) (“Prior Service”) for the purposes of determining, as applicable, the eligibility for participation, vesting and the calculation of benefits of any Acquired Company Employee under all employee benefit plans, policies or practices to which the Purchasers and their Affiliates contribute (or has an obligation to contribute) or is a party for Acquired Company Employees, including vacation plans and arrangements, 401(k) and other retirement plans, paid time off plans, and any severance and welfare plans; provided, however, that Prior Service need not be included in the calculations of benefits under any such retirement plans or severance plans.

11.2.7	Following the Completion Date, the Purchasers shall, or shall cause one or more of their Affiliates to:
(a)	for Acquired Company Employees whose terms and conditions of employment are covered by a collective bargaining agreement, continue their employment under the same terms and conditions described in such collective bargaining agreement;

(b)	continue to recognise each union that at the Completion Date represents any of the Acquired Company Employees as the collective bargaining representatives of such employees as of the Completion Date; and

(c)	comply fully with all obligations of the Acquired Companies under the collective bargaining agreements governing the employment of any such Acquired Company Employees and be bound by and comply with the terms of all such collective bargaining agreements until the expiration thereof and not undertake any action to avoid such obligations under the collective bargaining agreements. The Purchasers further agree that from and after the Completion Date, the Sellers shall have no further obligations on or after the Completion Date to the Acquired Company Employees pursuant to such collective bargaining agreements.
11.2.8	The US Purchaser shall procure that no Acquired Company incorporated in the United States effectuates, at any time prior to the expiry of ninety (90) days from the Completion Date, (i) a “plant closing”, “employment loss” or “mass layoff” as those terms are defined in the US Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) or (ii) any similar triggering event under any other Applicable Law in the United States (including as a result of aggregating any “employment loss” prior to, from and after the Completion Date), affecting in whole or in part any of the Acquired Company Employees. The US Purchaser agrees to provide any required notice under WARN and any other Applicable Law and to comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in WARN) or any similar triggering event under any such other Applicable Law in the United States occurring on or after Completion or arising as a result of the transactions contemplated hereby.

11.2.9	The US Purchaser shall indemnify and hold each member of the ABB Group harmless against any and all liabilities they may suffer, and all costs and expenses they may reasonably incur, to the extent that the same arise:
(a)	in connection with the Assumed Plan or any termination thereof following the Completion Date, save to the extent that the liability arises as a result of any breach by any member of the ABB Group of any of its duties or obligations in respect of the Assumed Plan prior to Completion;

(b)	out of or in relation to the obligations of the US Purchaser to pay for and provide all post-retirement health, dental and life insurance benefits referred to in Clause 11.2.2; and

(c)	in relation to the obligations of the US Purchaser under Clause 11.2.8.
11.2.10	The Purchasers shall indemnify and hold each member of the ABB Group harmless against any and all liabilities they may suffer, and all costs and expenses they may reasonably incur, to the extent that the same arise out of or in relation to the obligations of the Purchasers of any of their obligations under Clause 11.2.4 or Clause 11.2.7.

11.2.11	The Sellers shall indemnify and hold each of the Purchasers and their Affiliates harmless against any an all liabilities they may suffer and all costs and expenses they may reasonably incur, to the extent that the same arise out of or in relation to the obligations of the Sellers under the ABB Retained Plans.

11.3	Preservation of Books and Records

11.3.1	For a period of seven (7) years after the Completion Date (or such longer period as may be required by Applicable Law), the Purchasers shall, and shall cause each Acquired Company to, preserve and retain all of its corporate, accounting, legal, auditing, human resources and other books and records relating to any Acquired Company or the Business existing at Completion (collectively, the “Books and Records”).

11.3.2	The Purchasers shall, throughout the seven-year period (or such longer period as may be required by Applicable Law) referred to in Clause 11.3.1, and upon being given reasonable advance notice (and in any event within five (5) Business Days of written notice being given to the Purchasers by the Sellers), permit the Sellers and their professional advisers to inspect and to make copies of any Books and Records to the extent reasonably required to enable any member of the ABB Group:
(a)	to make any filing, notification or other submission required to be made by it under any Applicable Law to any Governmental Entity;

(b)	to respond to or defend any valid proceeding, enquiry or investigation of any Governmental Entity; or

(c)	otherwise to comply with its obligations under Applicable Law.
11.3.3	After the expiry of the seven-year period (or such longer period as may be required by Applicable Law) referred to in Clause 11.3.1, the Purchasers shall procure that none of the Acquired Companies destroy or dispose of, or allow the destruction or disposition of, any Books and Records, without first having offered in writing the Sellers the opportunity to collect, at their cost, such Books and Records. The Acquired Companies shall be entitled to dispose of the Books and Records if the Sellers shall fail to collect such Books and Records within one hundred and twenty (120) days after receipt of the notice described in the preceding sentence.

11.3.4	In the event of any conflict between this Clause 11.3, on the one hand, and the provisions of Clause 12.1 and Schedule 8 (Tax Covenant), on the other hand, the latter shall prevail.

11.4	Board of Directors and Related Matters

11.4.1	Subject to the Sellers complying with their obligations under Clause 6.4.2, immediately after Completion on the Completion Date, and subject to Applicable Law, the Purchasers shall cause each Acquired Company to hold such shareholders’ meetings and take such other actions as may be required to elect a new board of directors (or other comparable managing body). The Purchasers shall ensure that, promptly thereafter, each Acquired Company makes all necessary filings with the relevant Governmental Entities and takes all other necessary action to register in the applicable public registry, if required, the resignation of the retiring board members and the matters decided pursuant to this Clause 11.4.

11.4.2	The Purchasers shall procure that, at the first shareholders’ meeting of the relevant Acquired Company or otherwise whenever the question of discharge is raised after Completion, each member of the board and, where applicable, the managing director of each Acquired Company, in each case who has resigned with effect from the Completion Date in accordance with this Agreement, is discharged in full from any liability as a member of the relevant board or as managing director, as the case may be, in relation to the period prior to Completion, except in the case of fraud or gross negligence. If discharge of liability does not occur for any member of the board or the managing director of any Acquired Company in accordance with this Clause 11.4.2, the Purchasers shall not, and shall cause each such Acquired Company not to, pursue any claim for damages against any such Person, except in the case of fraud or gross negligence.

11.5	Insurance Matters

11.5.1	The Purchasers agree and acknowledge that none of the insurance policies of the ABB Group will provide insurance cover in respect of the assets, tangible or intangible property, liabilities, ownership, activities, business, operations, shareholders, directors, agents, officers and employees of any Acquired Company for any losses or liabilities of any kind arising as a result of any event occurring: (i) after Completion; or (ii) except as provided in Clause 11.5.2, prior to Completion.

11.5.2	Subject to the Purchasers reimbursing (or procuring the reimbursement of) the relevant members of the ABB Group in accordance with Clause 11.5.3, the Purchasers and each Acquired Company shall be entitled, after the Completion Date, to make claims under liability insurance policies written on an occurrence basis and under workers’ compensation policies written on an accident basis, in each case held by members of the ABB Group (whether with a third party insurer or a captive insurer) (“ABB Occurrence Policies”) in respect of any insured loss or liability incurred or suffered by any Acquired Company arising as a result of any event occurring prior to Completion (collectively,

“Pre-Completion Losses”). The Purchasers shall inform the Sellers in writing of each and every claim notified by the Purchasers or any Acquired Company under any ABB Occurrence Policy in accordance with this Clause 11.5.2 within five (5) Business Days of notification of the relevant claim to the relevant insurer.

11.5.3	Within thirty (30) days of receipt by the Purchasers of written notice from the Sellers providing reasonable details of such costs and expenses, the Purchasers shall reimburse (or procure the reimbursement of) the relevant member(s) of the ABB Group for all costs and expenses reasonably incurred by a member of the ABB Group as a result of any claim by a Purchaser or any of the Acquired Companies under any ABB Occurrence Policy with respect to any Pre-Completion Losses, including retrospective insurance premiums, premium audits, self-insured retentions, deductibles, indemnity payments, uninsured losses, loss conversion factor expenses and related insurance programme expenses (including claims handling fees, legal fees, taxes, residual market loadings, collateral requirements and security deposits, surety bonds and other collateral) and state surcharges incurred or suffered by any member of the ABB Group (including ABB Insurance Limited) as a result of any such claim, provided that such charges or amounts are levied on or incurred by the relevant member(s) of the ABB Group in accordance with past practice and a reasonable explanation of such charges or amounts is provided to the Purchasers.

11.5.4	All monies payable in respect of any claim made by a Purchaser or any Acquired Company pursuant to Clause 11.5.2 shall be payable directly to the Purchaser, or as directed by the Purchaser or the relevant Acquired Company.

11.5.5	At the Purchasers’ sole cost and expense, the Sellers shall provide such reasonable assistance and information as the Purchasers may request to enable the Purchasers or any Acquired Company to make any claim as envisaged pursuant to Clause 11.5.2, including requesting the relevant insurance company/ies to co-operate with the Purchasers and Acquired Companies as applicable. If a Purchaser desires access to, and utilisation of, claims data or information maintained by an insurance company or other third party in respect of any claim, the Purchaser shall be exclusively responsible for acquiring from such insurance company or third party, at the Purchasers’ sole cost and expense, the rights necessary to permit it to obtain access to, and utilisation of, such claims data or information, provided always that the Sellers shall, at the Purchasers’ cost, provide the Purchasers with all reasonable assistance in this regard.

11.6	ABB Intellectual Property

11.6.1	The Purchasers shall not, and shall cause their Affiliates (including, after Completion, the Acquired Companies) not to, register, or attempt to register, or use, directly or indirectly, in any fashion whatsoever any trademark, service mark, domain name, trade name or other indicia of origin that includes, is identical to or is confusingly similar to, any of the trademarks, service marks, Internet domain names, trade names or other indicia of origin (including the words “ABB”, “BBC”, “Asea” or “Boveri” or any derivatives thereof) known by, or made known to, any Acquired Company to be owned as of the Completion Date by any member of the ABB Group (collectively, “ABB Marks”), nor shall any of them challenge or assist any third Person in opposing the rights of any member of the ABB Group anywhere in the world in and to any ABB Mark.

11.6.2	Any provisions contained in any Contracts between any member of the ABB Group, on the one hand, and any Acquired Company, on the other hand, relating to the use of any ABB Mark or anything confusingly similar thereto, including all name protection and license agreements, shall immediately and automatically terminate as of the Completion Date.

11.6.3	Without limiting the generality of Clause 11.6.1, the Purchasers shall:
(a)	subject to Applicable Law, ensure that, as soon as practicable (but in no event more than sixty (60) days following the Completion Date with respect to materials that publicly display any ABB Marks or are otherwise distributed to the public (including letterhead, advertising materials, marketing brochures and the like)), any materials bearing any ABB Mark are either destroyed or otherwise permanently altered so that the former use of any ABB Mark is entirely unrecognisable and undetectable;

(b)	ensure that, as soon as practicable (but in no event more than sixty (60) days following the Completion Date), any hypertext links to Internet web sites operated by any member of the ABB Group and any other use of any ABB Mark are removed from any Internet web sites operated by any Acquired Company; provided, however, that, notwithstanding the foregoing, the Purchasers shall ensure such removal on or before the fifth (5th) day after it or any Acquired Company becomes aware of such links or use; and

(c)	procure that, as soon as practicable (but in no event more than one hundred and twenty (120) days following the Completion Date), the Acquired Companies take all action necessary to remove all references to any of the ABB Marks from their respective corporate name, including by way of amending the entry in the relevant companies register.
11.7	Derivatives Contracts

11.7.1	At Completion, the Sellers shall cause the early termination of all Derivatives Contracts set out in any list provided to the Purchasers pursuant to Clause 7.2.2(b) (such date of termination, the “Early Termination Date”).

11.7.2	On the Early Termination Date or, if the Parties agree that there is material market disruption on such Early Termination Date in respect of any Derivatives Contract, such other date as the Parties may agree in good faith (and, where applicable, all references in this Clause 11.7 to the Early Termination Date in respect of those Derivatives Contracts shall be deemed to refer to such other date), the Sellers shall calculate the fair market value in dollars of each Derivatives Contract to the relevant Acquired Company to be terminated based on the rate which appears on the Reuters Screen FXBLFIX01 at 11:00 a.m. (London time) on the Early Termination Date. On the Business Day following an Early Termination Date, the Sellers shall deliver to the Purchasers a statement setting forth the amounts so determined in accordance with this Clause 11.7.2 (a “Settlement Statement”).

11.7.3	The fair market values in dollars of the Derivatives Contracts finally determined in accordance with Clause 11.7.2 shall be added and netted for each Early Termination Date, and the resulting figure shall be the “Net Early Termination Amount.” For the purposes of this Clause 11.7.3, any payment to be made pursuant to the early termination of any Derivatives Contract: (i) to any Acquired Company shall be categorised as positive; and (ii) to any member of the ABB Group shall be categorised as negative. If the Net Early Termination Amount is negative, the Purchasers shall pay, or cause to be paid, to the Sellers, by telegraphic transfer of immediately available cleared funds, an amount equal to the Net Early Termination Amount. If the Net Early Termination Amount is positive, the Sellers shall pay, or cause to be paid, to the Purchasers, by telegraphic transfer of immediately available cleared funds, an amount equal to the Net Early Termination Amount. The Net Early Termination Amount shall be payable by the applicable Party on or prior to the fifth (5th) Business Day following receipt of the Settlement Statement by the Purchasers.

11.8	Conflicts; Privileges

11.8.1	It is acknowledged by each of the Parties that the Sellers have retained White & Case LLP (“W&C”) to act as their counsel in connection with the Transactions and that W&C has not acted as counsel for any other Person in connection with the Transactions and that no other Party or Person has the status of a client of W&C for conflict of interest or any other purposes as a result thereof. The Purchasers hereby agree that, in the event that a dispute arises between the Purchasers or any of their Affiliates (including, after Completion, the Acquired Companies) and any member of the ABB Group, W&C may represent such member of the ABB Group in such dispute even though the interests of such member of the ABB Group may be directly adverse to the Purchasers or any of their Affiliates (including, after Completion, the Acquired Companies), and even though W&C may have represented an Acquired Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Purchasers or an Acquired Company, and the Purchasers hereby waive, on behalf of themselves, the Acquired Companies and each of their respective Affiliates, any conflict of interest in connection with such representation by W&C. The Purchasers further agree that, as to all communications among W&C, the Acquired Companies and the Sellers that relate in any way to the Transactions, the legal professional privilege, the expectation of client confidence and all other rights to any evidentiary privilege belong to the Sellers and may be controlled by the Sellers and shall not pass to or be claimed by the Purchasers or the Acquired Companies.

11.8.2	The Sellers and the Purchasers agree to take, and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Clause 11.8.

11.9	Confidentiality

11.9.1	Except as provided in Clauses 11.9.3 and 15.1, ABB shall, and shall procure that its Affiliates will, treat as confidential the provisions of this Agreement and all confidential information:
(a)	they possess relating to the Acquired Group; or

(b)	they have received or obtained relating to CB&I and its Affiliates as a result of negotiating or entering into this Agreement.
11.9.2	Except as provided in Clauses 11.9.3 and 15.1, CB&I shall, and shall procure that its Affiliates will, treat as confidential the provisions of this Agreement and all confidential information they have received or obtained relating to ABB and its Affiliates as a result of negotiating or entering into this Agreement.

11.9.3	A Party may disclose, or permit the disclosure of, information which would otherwise be confidential if and to the extent:
(a)	required by Applicable Law or any securities exchange, or required by any Governmental Entity;

(b)	disclosed to its professional advisers (provided that such persons are required to treat such information as confidential);

(c)	disclosed to its bankers or other financiers or credit providers (or prospective bankers or other financiers or credit providers) (provided that such persons are required to treat such information as confidential); or

(d)	it comes into the public domain other than as a result of a breach by a Party of this Clause 11.9;
provided that, in the case of (a) above, prior written notice of any confidential information to be disclosed pursuant to this Clause 11.9 shall, to the extent permitted by Applicable Law, be given to the other Party.

11.9.4	The confidentiality restrictions in this Clause 11.9 shall continue to apply after the termination of this Agreement pursuant to Clause 4.5, 5 or 7.5 without limitation in time.

11.9.5	Subject always to the provisions of Clause 11.9.1, the Sellers shall have the right to retain copies of all documents delivered or made available to the Purchasers in connection with the Transactions, including the Due Diligence Materials, for the purpose of defending any claim against the Sellers under this Agreement or enforcing their rights hereunder (including making any claims or counterclaims against third parties pursuant to paragraph 15 of Schedule 7 (The Sellers’ Limitations of Liability)).

11.10	Protection of Goodwill

11.10.1	ABB hereby undertakes to procure that (except as otherwise agreed in writing with the Purchasers) no member of the ABB Group will, either directly or indirectly, and either solely or jointly with any other person (either on its own account or as the agent of any other person) and in any capacity whatsoever:
(a)	for a period of two (2) years from Completion, carry on, be engaged in or have an equity interest in any business which, directly or indirectly, competes with the Business (except, in each case, as the holder of shares in a listed company which confer not more than five per cent. (5%) of the votes which can generally be cast at a general meeting of the company);

(b)	for a period of two (2) years from Completion, induce, solicit or endeavour to entice to leave the service or employment of any Acquired Company any person who at Completion was an employee of any Acquired Company occupying a senior or managerial position and likely (in the reasonable opinion of the Purchasers) to be:
(i)	in possession of confidential information relating to any Acquired Company; or

(ii)	able to influence the customer relationships or connections of any Acquired Company;
provided that nothing in this paragraph (b) shall prohibit any member of the ABB Group from posting a general public advertisement for employment or employing any person who responds to such advertisement; and

(c)	following Completion, use the name “Lummus” or any other name intended or likely to be confused with any such name.
11.10.2	Notwithstanding anything to the contrary in this Agreement, the restrictions in Clause 11.10.1 shall not prohibit any member of the ABB Group from carrying on or engaging in any of the following activities that would, but for this Clause 11.10.2 be restricted under Clause 11.10.1:
(a)	providing, primarily through ABB Process Solutions and Services S.p.A. and its successors, engineering, procurement and construction services to customers in the oil and gas, chemical, petrochemical and marine industries;

(b)	providing technology and process technology services to customers in the biofuels industry (including to customers involved in ethanol production);

(c)	providing industrial products to customers in the oil and gas, chemical, petrochemical and marine industries; or

(d)	providing services and spare parts in relation to the servicing, repair and maintenance, installation, and upgrade of industrial plant and equipment for customers in the oil and gas, chemical, petrochemical and marine industries.
11.10.3	The Sellers agree that the undertakings contained in Clause 11.10.1 are reasonable and are entered into for the purpose of protecting the goodwill of the Business.

11.10.4	Each undertaking contained in Clause 11.10.1 is and shall be construed as separate and severable and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade or unenforceable in whole or in part for any reason the remaining undertakings or parts thereof, as appropriate, shall continue to bind the Sellers.

11.10.5	If any undertaking contained in Clause 11.10.1 shall be held to be void but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable. Without prejudice to the generality of the foregoing, in such circumstances, any relevant period of time (as the same may previously have been reduced by virtue of this Clause 11.10.5) shall take effect as if reduced by successive six month periods until the resulting period shall be valid and enforceable.

12.	COVENANTS

12.1	Tax Covenant

The Sellers and the Purchasers shall, as from Completion, comply with the provisions of Schedule 8 (Tax Covenant).

12.2	Additional Covenant

The Sellers and the Purchasers shall also comply with the provisions of Schedule 9 (Additional Covenant).

13.	GUARANTEES

13.1	Guarantee by ABB

13.1.1	In consideration of CB&I and the Purchasers entering into this Agreement, ABB irrevocably and unconditionally guarantees to each of CB&I and the Purchasers as principal obligor, on demand, the due and punctual performance and observance by the

Sellers of all the obligations of the Sellers, and the punctual discharge by the Sellers of all the liabilities of the Sellers, under the terms of this Agreement (including, for the avoidance of doubt, under the terms of Schedule 8 (Tax Covenant) and Schedule 9 (Additional Covenant) but, further for the avoidance of doubt, subject to the limitations set out therein and in Schedule 7 (The Sellers’ Limitations of Liability)) and all Other Transaction Documents (as amended, varied, modified or replaced from time to time).

13.1.2	Save with the written consent of CB&I, the liability of ABB under this Clause 13.1 shall not be discharged or diminished as a result of:
(a)	any time or indulgence or waiver given to, or composition made with, a Seller by CB&I or a Purchaser; or

(b)	the non-enforcement of any right, remedies or securities against a Seller by any of CB&I and the Purchasers, or the release of a Seller in respect of the same.
13.1.3	The guarantee constituted by this Clause 13.1 shall constitute the full recourse obligations of ABB enforceable against it to the full extent of all of its assets and properties, shall be the primary obligation of ABB and neither CB&I nor any of the Purchasers shall be obliged to make any demand on a Seller before enforcing its rights against ABB under the same.

13.1.4	ABB will make all payments which may be or become due under this Clause 13.1 free and clear and without deduction of any and all present and future taxes, duties, levies, imposts, deductions, charges and withholdings of the United States, the Netherlands, the United Kingdom or any other country or jurisdiction, save to the extent required by Applicable Law.

13.2	Guarantee by CB&I

13.2.1	In consideration of ABB and the Sellers entering into this Agreement, CB&I irrevocably and unconditionally guarantees to each of ABB and the Sellers as principal obligor, on demand, the due and punctual performance and observance by the Purchasers of all the obligations of the Purchasers, and the punctual discharge by the Purchasers of all the liabilities of the Purchasers, under the terms of this Agreement and all Other Transaction Documents (as amended, varied, modified or replaced from time to time).

13.2.2	Save with the written consent of ABB, the liability of CB&I under this Clause 13.2 shall not be discharged or diminished as a result of:
(a)	any time or indulgence or waiver given to, or composition made with, a Purchaser by ABB or a Seller; or

(b)	the non-enforcement of any right, remedies or securities against a Purchaser by any of ABB and the Sellers, or the release of a Purchaser in respect of the same.
13.2.3	The guarantee constituted by this Clause 13.2 shall constitute the full recourse obligations of CB&I enforceable against it to the full extent of all its assets and properties, shall be the primary obligation of CB&I and neither ABB nor any of the Sellers shall be obliged to make any demand on a Purchaser before enforcing its rights against CB&I under the same.
13.2.4	CB&I will make all payments which may be or become due under this Clause 13.2 free and clear and without deduction of any and all present and future taxes, duties, levies, imposts, deductions, charges and withholdings of the United States, the Netherlands, the

United Kingdom or any other country or jurisdiction, save to the extent required by Applicable Law.
14.	COST-SHARING

14.1	Bloomfield

14.1.1	As soon as reasonably practicable following Completion, the US Purchaser and the US Seller (or such other Persons on their behalf as they may reasonably nominate) will discuss in good faith and agree a course of action as regards approaching the relevant governmental authority in New Jersey (the “NJ Authority”) with a view to agreeing, with the NJ Authority, the appropriate course of action to be adopted to monitor and/or remediate the environmental issues identified in the Sellers’ Disclosure Letter at the site located at Bloomfield, New Jersey (the “Environmental Issues”) (the “Remediation Plan”). If the Parties are unable to agree on a course of action as regards such approach to the NJ Authority (after having endeavoured to do so for a period of at least twenty (20) Business Days), either Party may unilaterally make the approach.

14.1.2	Following receipt of the determination by the NJ Authority in relation to the Remediation Plan, the US Purchaser shall provide to the US Seller details (procured from a suitably qualified firm of environmental experts) as to the steps necessary, in the opinion of such firm, to be adopted to implement the Remediation Plan and as to the costs thereof. If such costs are less than the balance of the provision included in relation thereto in the management accounts referred to at paragraph 5 of Schedule 5 (The Sellers’ Warranties) (the “Provision”) (after allowing for any expenditure incurred by the Acquired Group since 30 June 2007) (the “Balance”), then the US Seller shall have no further obligation under this Clause 14.1.

14.1.3	If such costs exceed the Balance, the US Seller may seek from a firm of suitably qualified environmental experts a second quotation as to the steps necessary to be adopted to implement the Remediation Plan and the costs thereof.

14.1.4	If the US Seller elects to obtain such a quotation and provides details of such quotation to the US Purchaser, the Parties shall proceed to instruct the firm providing the lower quote for the work required under the Remediation Plan. If the US Seller does not obtain such a quote and deliver the same to the US Purchaser within six (6) weeks of the receipt by the US Seller of the quotation provided by the US Purchaser, the US Purchaser may proceed to follow the steps (with the attendant costs) originally proposed by it.

14.1.5	In either case, to the extent that the costs incurred as envisaged pursuant to Clause 14.1.4 exceed the Balance, the US Purchaser and the US Seller shall bear the same as to fifty per cent. (50%) each.

14.1.6	Save with the prior written consent of the US Purchaser (such consent not to be unreasonably withheld or delayed), pending Completion the US Seller shall procure that the Acquired Group does not incur any (further) expenditure in connection with the Environmental Issues, unless the Remediation Plan is issued by the NJ Authority prior to Completion, in which event the above provisions of this Clause 14.1 as regards costs and the sharing thereof shall apply mutatis mutandis.

14.1.7	Each of the US Purchaser and the US Seller undertakes to the other to act in good faith in connection with the implementation of the provisions of this Clause 14.1.

14.2	Westlake Contract

14.2.1	If the aggregate amount paid by the relevant Acquired Company under, and in accordance with the terms of, the engineering, procurement, construction and construction management contract dated 23 March 2005 between WPT LP and the US Seller in relation to the Westlake Petro 2 Feed Flexibility Project ISBL at Calcasieu Parish, Louisiana, as amended from time to time up to Completion (the “Westlake Contract”) exceeds by more than five million dollars ($5,000,000) the aggregate amount received by such Acquired Company under, or in relation to, the Westlake Contract (the portion of such amount over and above five million dollars ($5,000,000), the “Excess Amount”), in each case from the date of this Agreement to the date on which the warranty period under the Westlake Contract expires by its terms (or, if later, the date on which the relevant Acquired Company makes the last payment due by, or receives the last payment due to, it under the Westlake Contract (such date, the “Expiration Date”), then the US Seller shall pay to the US Purchaser fifty per cent (50%) of the Excess Amount. Subject to the US Purchaser complying with its obligations under Clauses 14.2.2(b) and 14.2.3, any payment required to be made by the US Seller under this Clause 14.2.1 shall be made within thirty (30) days of the Expiration Date.

14.2.2	The US Purchaser shall deliver to the US Seller:
(a)	after Completion, periodic statements, on a quarterly basis, setting out a summary of all amounts paid or received by the relevant Acquired Company in relation to the Westlake Contract during the immediately preceding calendar quarter; and

(b)	as promptly as reasonably practicable after the Expiration Date, a final statement setting out in reasonable detail the calculation of the Excess Amount.
14.2.3	The US Purchaser shall procure that the relevant Acquired Company provides to the US Seller any and all information (including supporting documentation), and access to the premises, books, accounting records and other documentation, and all relevant personnel, of such Acquired Company reasonably requested by the US Seller for purposes of verifying the Excess Amount.
15.	OTHER PROVISIONS

15.1	Announcements

15.1.1	The initial press release announcing the terms of this Agreement shall be a joint press release, which shall be approved by the Parties prior to its announcement. In addition, at or about the time of such announcement, CB&I may make a power point presentation to, inter alia, its investors and analysts, disclosing such further details as regards the terms of this Agreement as would be standard practice as regards a company whose shares are traded on the New York Stock Exchange. Such power point presentation shall also be approved by the Parties prior to its disclosure to third parties. Thereafter, and except as provided in Clause 15.1.2, no announcement or public statement shall be made by any Party relating to this Agreement or the Transactions without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed).
15.1.2	A Party may make an announcement relating to this Agreement or the Transactions if (and only to the extent) required by Applicable Law or any securities exchange, regulatory or other Governmental Entity; provided that, prior to making such announcement, such Party shall take all steps as may be reasonable in the circumstances to agree the contents of such announcement with the other Party.

15.1.3	The restrictions on announcements in this Clause 15.1 shall continue to apply after the termination of this Agreement pursuant to Clause 4.5, 5 or 7.5 without limitation in time.

15.2	Assignment
15.2.1	Except as otherwise expressly provided in this Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder (including any cause of action arising in connection herewith) shall be assigned by any Party without the prior written consent of the other Party.
15.2.2	Clause 15.2.1 notwithstanding, any Party may assign any of its rights and interests (but not its obligations) to any of its Affiliates; provided that, if any such assignee subsequently ceases to be an Affiliate of such Party, the relevant Party shall procure that, prior to such assignee thus ceasing to be an Affiliate of such Party, such rights and interests be reassigned to such Party or to another constituting Affiliate of such Party.

15.3	Entire Agreement
15.3.1	This Agreement, together with the Other Transaction Documents, constitutes the entire agreement of the Parties with respect to the Transactions and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement.
15.3.2	The Parties confirm that they have not entered into this Agreement on the basis of any representation, warranty, statement or undertaking whatsoever not expressly set out in this Agreement.
15.3.3	Without limiting the generality of Clause 15.3.2, the Purchasers acknowledge that:
(a)	except as expressly incorporated into any of the Sellers’ Warranties, the Sellers do not make or give, and shall not be deemed to have made or given, any representation, warranty, statement or undertaking whatsoever, either express or implied, as to the accuracy or completeness of any information provided or made available by or on behalf of the Sellers to the Purchasers or any of their Affiliates in connection with the Transactions, including any information set out in the Due Diligence Materials; and

(b)	no Person has been authorised by the Sellers to make or give any representation, warranty, statement or undertaking whatsoever relating to the Sellers, any Acquired Company, the Business or any Joint Venture or otherwise in connection with the Transactions, including in relation to the Due Diligence Materials, and, if made, such representation, warranty statement or undertaking must not be relied upon as having been authorised by the Sellers.
15.4	Severance and Validity

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, such provision shall be deemed to be severed from this Agreement. The remaining provisions will remain in full force in that jurisdiction and all provisions will continue in full force in any other jurisdiction.

15.5	Variations

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of the Parties.

15.6	Remedies and Waivers

15.6.1	No waiver of any right under this Agreement shall be effective unless in writing. Unless expressly stated otherwise, a waiver shall be effective only in the circumstances for which it is given.

15.6.2	No delay or omission by any Party in exercising any right or remedy provided by Applicable Law or under this Agreement shall constitute a waiver of such right or remedy. For the avoidance of doubt, nothing in this Clause 15.6.2 shall be deemed to extend in any way the time limits set out in paragraph 1 of Schedule 7 (The Sellers’ Limitations of Liability).

15.6.3	The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

15.6.4	The Parties agree, to the extent permitted by law, that the only right and remedy in relation to breach of any of the Sellers’ Warranties or the CB&I Warranties shall be for contractual damages for breach of this Agreement.

15.6.5	Except as expressly set out in this Agreement, no Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Completion) for breach of any of the Sellers’ Warranties or the CB&I Warranties or any other obligation set out in this Agreement.

15.6.6	Nothing in this Clause 15.6 shall operate to limit or exclude any liability for fraud.

15.7	Further Assurances

Following Completion, the Sellers shall from time to time forthwith upon request from the Purchasers, at the Sellers’ expense, execute or procure to be executed all such documents as the Purchasers may reasonably require for the purpose of vesting in the Purchasers the full legal and beneficial title to the Shares and, thereby, indirect ownership of the Business.

15.8	Third Party Rights

15.8.1	Clauses 6.3, 11.1, 11.2, 11.3, 11.5 and 11.6 confer benefits to members of the ABB Group, Clause 11.8 confers benefits to W&C and Clauses 3.2.2, 8.4 and 11.5 confer benefits to the Acquired Companies. All of such benefits are intended to be enforceable by any the beneficiary by virtue of the Contracts (Rights of Third Parties) Act 1999.

15.8.2	Except as set out in Clause 15.8.1, a Person who is not a Party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of the terms of this Agreement.

15.8.3	Notwithstanding the provisions of Clause 15.8.1, this Agreement may be varied in any way and at any time by the Parties without the consent of any Person on whom Clause 15.8.1 confers rights under the Contracts (Rights of Third Parties) Act 1999.

15.9	Costs and Expenses

Except as provided otherwise in this Agreement, each Party shall pay its own costs and expenses in connection with the negotiation, preparation and performance of this Agreement, including the fees and expenses of such Party’s counsel and financial advisers.

15.10	Notices

15.10.1	All notices, consents, requests, demands, waivers and other communications (“Notices”) required or permitted to be given under this Agreement shall be in the English language in writing and signed by or on behalf of the Party giving it and marked for the attention of the other Party. A Notice may be delivered personally or sent by fax, pre-paid recorded delivery or international courier to the address or fax number provided in Clause 15.10.3.

15.10.2	A Notice shall be deemed to have been received:
(a)	at the time of delivery if delivered personally;

(b)	at the time of transmission if sent by fax;

(c)	five (5) Business Days after the time and date of posting if sent by pre-paid recorded delivery; or

(d)	three (3) Business Days after the time and date of posting if sent by international courier;
provided that if deemed receipt of any Notice occurs after 6.00 p.m. or is not on a Business Day, deemed receipt of the Notice shall be 9.00 a.m. on the next Business Day. References to time in this Clause 15.10.2 are to local time in the country of the addressee.
15.10.3	The addresses and fax numbers for service of Notice are as follows:
(a)	if to the Sellers and/or ABB, to:
[ABB Holdings Inc. / ABB Holdings B.V.
c/o] ABB Asea Brown Boveri Ltd
Affolternstrasse 44
P.O. Box 8131
CH-8050 Zurich
Switzerland
Attention: General Counsel
Fax:          +41 43 317 7992
with a copy (which shall not constitute notice) to:
White & Case LLP
5 Old Broad Street
London EC2N 1DW
United Kingdom
Attention: Mats Sacklén
Fax:          +44 (0)20 7532-1001
(b)	if to the Purchasers and/or CB&I, to:
[Chicago Bridge & Iron Company / Chicago Bridge & Iron Company B.V.
c/o] Chicago Bridge & Iron Company N.V.
P.O. Box 2043
2130 GE Hoofddorp
The Netherlands
Attention: Chief Executive Officer
Fax:          + 31 023 568 5671

with a copy (which shall not constitute notice) to:
Chicago Bridge & Iron Company
One CB&I Plaza
2013 Research Forrest Drive
The Woodlands
Texas 77380-2624
USA
Attention: General Counsel
Fax:          + 1 832 513-1791
and to:
Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA
United Kingdom
Attention: Susan Roy (ref: C777.00022)
Fax:          +44 (0)20 7638 1112
15.10.4	A Party shall notify the other Parties of any change to its address in accordance with the provisions of this Clause 15.10; provided that such notification shall only be effective on the later of the date specified in the notification and five (5) Business Days after deemed receipt.

15.10.5	For the purposes of this Agreement:
(a)	any Notice signed by any one Seller shall be deemed to be signed by and given on behalf of both of the Sellers and any Notice given to any one Seller shall be deemed to be given to both of the Sellers; and

(b)	any Notice signed by any one Purchaser shall be deemed to be signed by and given on behalf of both of the Purchasers and any Notice given to any one Purchaser shall be deemed to be given to both of the Purchasers.
15.11	Counterparts

This Agreement may be executed in counterparts and shall be effective when each Party has executed one counterpart. Each counterpart shall constitute an original of this Agreement.

15.12	Governing Law and Jurisdiction

15.12.1	This Agreement shall be governed by and construed in accordance with English law.

15.12.2	The Parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and proceedings in respect of any dispute may be brought in such courts.

15.13	Agent for Service of Process

15.13.1	The Sellers irrevocably appoint ABB Limited of Daresbury Park, Daresbury, Cheshire, WA4 4BT Warrington, United Kingdom (marked for the attention of: Company Secretary / Chief Financial Officer) as their agent for service of process in England.

15.13.2	The Purchasers irrevocably appoint Ashurst of Broadwalk House, 5 Appold Street, London EC2A 2HA, United Kingdom (marked for the attention of: Susan Roy (ref: C777.00022)) as its agent for service of process in England.

15.13.3	If any Person appointed as agent for service of process ceases to act as such, the relevant Party shall immediately appoint another Person to accept service of process on its behalf in England and notify the other Party of such appointment. If it fails to do so within ten (10) Business Days, the other Party shall be entitled by notice to the relevant Party to appoint a replacement agent for service of process.

15.14	Specific Enforcement

The Parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties are, subject to the discretion of the relevant court of competent jurisdiction, entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

15.15	No Set-Off

Neither Party shall be entitled to exercise any right of set-off or counterclaim against, or otherwise withhold payment of, any sums payable by such Party to the other Party under this Agreement unless otherwise agreed in writing by the Parties.

15.16	Rules of Construction

The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Applicable Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.
IN WITNESS WHEREOF each Party has executed this Agreement, or caused this Agreement to be executed by its duly authorised representatives.

SCHEDULE 1
DEFINITIONS AND INTERPRETATION
1.	Definitions

1.1	When used in this Agreement, the following terms and expressions shall have the respective meanings set out below:

“ABB” shall have the meaning set out in the preamble to this Agreement.

“ABB Group” means ABB and its subsidiaries from time to time (excluding, for the avoidance of doubt, the Acquired Group).

“ABB Marks” shall have the meaning set out in Clause 11.6.1.

“ABB Occurrence Policies” shall have the meaning set out in Clause 11.5.2.

“ABB Post-Retirement Health and Life Insurance Plan” shall have the meaning set out in Clause 11.2.2.

“ABB Retained Plans” shall have the meaning set out in Clause 11.2.3.

“Acquired Company” means either of the Companies or any of their respective subsidiaries, but shall not include the Joint Ventures.

“Acquired Company Employees” shall have the meaning set out in Clause 11.2.2.

“Acquired Group” means all of the Acquired Companies.

“Action” means any written action, complaint, petition, suit, arbitration or other proceeding, whether civil or criminal, at law or in equity, by or before any Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, through the ownership of voting securities, by Contract, or otherwise. Each Acquired Company shall be deemed an Affiliate of the Sellers prior to, and an Affiliate of the Purchasers as from, Completion.

“Applicable Law” means, as to any Person, any statute, law, ordinance, rule or regulation of any Governmental Entity in any jurisdiction applicable from time to time to such Person or to any of its businesses or assets.

“Asbestos Condition” shall have the meaning set out in Clause 4.1.1(d).

“Assumed Plan” shall have the meaning set out in Clause 11.2.1.

“Balance” shall have the meaning set out in Clause 14.1.2.

“Balance Sheet” shall have the meaning set out in paragraph 4.1 of Schedule 5 (The Sellers’ Warranties).

“Balance Sheet Date” means 31 December 2006.

“Benefit Arrangement” shall have the meaning set out in Clause 11.2.4(a).

“Bidder Representatives” shall have the meaning set forth in the Confidentiality Agreement.

“Books and Records” shall have the meaning set out in Clause 11.3.1.

“Break Fee” shall have the meaning set out in Clause 4.3.2.

“Business” means the business of the Acquired Group of providing process technology, project management or engineering, procurement or construction services to the upstream or downstream oil and gas, refining or petrochemical industries, as conducted as of the date of this Agreement.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are not generally open for business in all of Zurich, Switzerland, London, England and New York, New York.

“Cash Balance Plan” shall have the meaning set out in Clause 11.2.3.

“CB&I” shall have the meaning set out in the preamble to this Agreement.

“CB&I Group” means CB&I and its subsidiaries from time to time (including, after Completion, the Acquired Group).

“CB&I Warranties” means the warranties referred to in Clause 9 and set out in Schedule 6 (CB&I’s Warranties).

“Civil Law Notary” means a civil law notary of Nauta Dutilh.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

“Company” and “Companies” shall have the respective meanings set out in the recitals to this Agreement.

“Competition Authority” means any Governmental Entity having jurisdiction with respect to the Transactions pursuant to applicable Competition Laws.

“Competition Laws” means all Applicable Law that are designed or intended to, among other things, exercise merger control and prohibit agreements which restrict competition.

“Completion” means completion of the sale and purchase of the Shares pursuant to Clause 7.

“Completion Date” shall have the meaning set out in Clause 7.3.

“Conditions to Completion” shall have the meaning set out in Clause 4.1.1.

“Confidentiality Agreement” means the Confidentiality Agreement made by way of letter dated 4 April 2007 between Chicago Bridge & Iron Company and ABB.

“Contract” means any agreement, contract or other legally binding instrument, including in each case all amendments thereto.

“Deed of Transfer” means the notarial deed of transfer in such form as the Purchasers may reasonably require evidencing the transfer of the NL Shares from the NL Seller to the Purchasers pursuant to the laws of the Netherlands.

“Deferred Compensation Plan” shall have the meaning set out in Clause 11.2.3.

“Deferred Completion Notification” shall have the meaning set out in Clause 7.3(a).

“Derivatives Contract” means any hedging or other derivatives contract between a member of the ABB Group, on the one hand, and any Acquired Company, on the other hand.

“Divestiture” shall have the meaning set out in Clause 4.2.4(a).

“Due Diligence Materials” means information: (i) set out in the Information Memorandum headed “ABB Lummus Global” issued by Credit Suisse and dated March 2007 or in any other materials prepared by or on behalf of the Sellers, including the VDD; (ii) made available in any “data room” (virtual or otherwise), including any Information and Evaluation Material (as those terms are defined in the Confidentiality Agreement); (iii) provided in any management presentation or in any “break-out” or follow-up discussion with management, or in connection with any “site visit”; or (iv) provided or made available in response to any questions submitted by or on behalf of the Purchasers or any of their Affiliates.

“Early Termination Date” shall have the meaning set out in Clause 11.7.1.

“Encumbrance” means any lien, security interest, mortgage, pledge, encumbrance or charge of any kind.

“Environmental Issues” shall have the meaning set out in Clause 14.1.1.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated and the rulings issued thereunder.

“Excess Amount” shall have the meaning set out in Clause 14.2.1.

“Existing NL Shares” shall have the meaning set out in the recitals to this Agreement.

“Existing Shares” shall have the meaning set out in the recitals to this Agreement.

“Existing US Shares” shall have the meaning set out in the recitals to this Agreement.

“Expiration Date” shall have the meaning set out in Clause 14.2.1.

“Financial Statements” shall have the meaning set out in paragraph 4.1 of Schedule 5 (The Sellers’ Warranties).

“Governmental Entity” means any domestic or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange.

“Indebtedness” of any Person means the principal amount of any indebtedness for borrowed money and any accrued interest, prepayment premiums and penalties related thereto (which, for the avoidance of doubt, shall not include any accounts payable or accounts receivable arising in the ordinary course of trade); provided that Indebtedness shall not include indebtedness owing from any Acquired Company to any other Acquired Company.

“Intellectual Property” means patents, petty patents, utility models, trade marks, service marks, trade and business names, registered designs, design rights, copyright and neighbouring rights, database rights, domain names, mask work rights, semi-conductor topography rights and rights in inventions, trade secrets, confidential information of all kinds and other similar proprietary rights which may subsist in any part of the world and whether registered or not.

“Inter-Company Debt” means any Indebtedness owed by any Seller or any other member of ABB Group, on the one hand, to any Acquired Company, on the other hand, and any Indebtedness owed by any Acquired Company, on the one hand, to any Seller or any other member of the ABB Group, on the other hand.

“Inter-Company Debt Statement” means a schedule setting out:
(a)	the amount of Inter-Company Debt owing by each of the Acquired Companies at Completion, in the currency in which the debt is owed, gross of any repayments to be effected pursuant to Clause 3.2.1 and identifying the relevant Acquired Companies by whom any amount of Inter-Company Debt is owed and the relevant members of the ABB Group to whom the monies are owed;

(b)	the amount of Inter-Company Debt to be repaid to each of the Acquired Companies at Completion pursuant to Clause 3.2.1, in the currency in which the debt is owed, identifying the relevant Acquired Companies to whom any amount of Inter-Company Debt is owed and the relevant members of the ABB Group by whom the monies are to be paid;

(c)	the amount of Inter-Company Debt to be repaid by each of the Acquired Companies at Completion in accordance with Clause 3.2.2, in the currency in which the debt is owed, net of any repayments to be effected pursuant to Clause 3.2.1 and identifying the relevant Acquired Companies by whom any amount of Inter-Company Debt is owed and the relevant members of the ABB Group to whom the monies are owed; and

(d)	the requisite details of the account to which the Inter-Company Debt owed by the Acquired Group shall be paid at Completion in accordance with Clause 3.2.2.
“IRS” means the Internal Revenue Service of the United States.

“IT Systems” means computing and communication systems and equipment (including hardware, proprietary and third party software, networks, peripherals and associated documentation).

“Joint Venture” means each of (i) Chevron Lummus Global LLC; (ii) Catalytic Distillation Technologies; and (iii) Hua Lu Engineering Co., Ltd.

“Lease Agreements” shall have the meaning set out in paragraph 14.2 of Schedule 5 (The Sellers’ Warranties).

“Leased Real Property” shall have the meaning set out in paragraph 14.2 of Schedule 5 (The Sellers’ Warranties).

“Locked-Box Claim” means any claim pursuant to Clauses 6.2.2(c), 6.2.2(d) or 6.2.2(e), and any claim pursuant to paragraphs 6.3(a), 6.3(b) or 6.3(c) of Schedule 5 (The Sellers’ Warranties).

“Long-Stop Date” shall have the meaning set out in Clause 4.5.1.

“Material Contract” means a Contract to which an Acquired Company is a party (other than Contracts between Acquired Companies), under which such Acquired Company, as of the date of this Agreement, has rights or obligations (including warranty or indemnity obligations), and:
(a)	was entered into on or after 1 January 2004 in the engineering, procurement and construction (EPC) division of the Acquired Group, relates to the provision by any Acquired Company of EPC services and requires scheduled payments to, or receipts by, such Acquired Company in excess of fifteen million dollars ($15,000,000), unless such Contract: (i) is terminated on or prior to the Completion Date; or (ii) is terminable upon sixty (60) days’ or less notice by such Acquired Company, in either case without penalty and with no remaining liability on the part of the Acquired Company;

(b)	was entered into on or after 1 January 2006 in the process technology (PT) division of the Acquired Group, relates to the provision by any Acquired Company of any PT services or technology and requires scheduled payments to, or receipts by, such Acquired Company in excess of five million dollars ($5,000,000), unless such Contract (i) is terminated on or prior to the Completion Date; or (ii) is terminable upon sixty (60) days’ or less notice by such Acquired Company, in either case without penalty and with no remaining liability on the part of the Acquired Company;

(c)	is a Contract with an independent contractor relating to the provision of goods or services by such contractor to any Acquired Company in connection with a Contract described in subparagraph (a) or (b) above which requires payments to such contractor in excess of fifteen million dollars ($15,000,000) (in the case of a Contract described in subparagraph (a) above) or five million dollars ($5,000,000) (in the case of a Contract described in subparagraph (b) above);

(d)	is a Contract with a licensor which requires payments by such Acquired Company in excess of one million dollars ($1,000,000) per annum or which is otherwise material to the Business, other than Contracts of a type referred to in subparagraph (f) below;

(e)	is a joint venture, partnership, strategic alliance or joint development Contract other than project-related joint ventures entered into in the ordinary course of business of such Acquired Company;

(f)	relates to Indebtedness of any Acquired Company with a principal balance in excess of five million dollars ($5,000,000);

(g)	relates to the lease or hire purchase of plant or equipment and requires aggregate payments by such Acquired Company in excess of one million dollars ($1,000,000) in any calendar year;

(h)	other than Contracts entered into by any Acquired Company in the ordinary course of business for the purchase or sale of products or services, is a Contract with a member of the ABB Group; or

(i)	is a Contract containing a covenant by such Acquired Company not to compete in or conduct any line of business, other than Contracts referred to in subparagraphs (a) through (h) of this defined term and other Contracts made available to the Purchasers.
“Multiemployer Plan” shall have the meaning set out in paragraph 16.1(a) of Schedule 5 (The Sellers’ Warranties).

“Net Early Termination Amount” shall have the meaning set out in Clause 11.7.3.

“New NL Shares” means all shares, if any, issued after the date of this Agreement by the NL Company to the NL Seller in accordance with, and subject to the conditions of, this Agreement.

“New Shares” mean the New NL Shares and the New US Shares.

“New US Shares” means all shares, if any, issued after the date of this Agreement by the US Company to the US Seller in accordance with, and subject to the conditions of, this Agreement.

“NJ Authority” shall have the meaning set out in Clause 14.1.1.

“NL Acquired Company” shall mean the NL Company or any of its subsidiaries.

“NL Base Equity Price” shall have the meaning set out in Clause 3.1.2(a).

“NL Capital Increase Amount” shall have the meaning set out in Clause 3.1.2(d).

“NL Company” shall have the meaning set out in the recitals to this Agreement.

“NL Company Guarantee” means the guarantee to be executed by the NL Company and the Sellers in the agreed terms.

“NL Debt Conversion Amount” shall have the meaning in Clause 3.1.2(c).

“NL Purchase Price” shall have the meaning set out in Clause 3.1.2.

“NL Purchaser” shall have the meaning set out in the preamble to this Agreement.

“NL Seller” shall have the meaning set out in the preamble to this Agreement.

“NL Shares” means the Existing NL Shares and, if applicable, the New NL Shares.

“Non-US Plans” shall have the meaning set out in paragraph 16.1(b) of Schedule 5 (The Sellers’ Warranties).

“Notices” shall have the meaning set out in Clause 15.10.1.

“Order” means any judgment, order, injunction, decree, writ, permit, consent or license of any Governmental Entity or any arbitrator.

“Other Transaction Documents” means the Transitional Services Agreement, the US Company Guarantee, the NL Company Guarantee and the Sellers’ Disclosure Letter.

“Owned Real Property” shall have the meaning set out in paragraph 14.1 of Schedule 5 (The Sellers’ Warranties).

“Party” means a party to this agreement or, as the context may require, the US Seller and the NL Seller, on the one hand, and the US Purchaser and the NL Purchaser, on the other hand.

“Parent Guarantees” shall have the meaning set out in Clause 6.3.1(a).

“Permits” shall have the meaning set out in paragraph 10.4 of Schedule 5 (The Sellers’ Warranties).

“Permitted Encumbrances” means: (i) Encumbrances arising by operation of law for Taxes, assessments and other governmental charges that are not yet due and payable or that may be paid thereafter without penalty or the amount or validity of which is being contested in good faith by appropriate proceedings; (ii) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties; (iii) publicly recorded easements, covenants, conditions and restrictions, in each case to the extent that it affects real property; (iv) any zoning or other restrictions or encumbrances established by any Governmental Entity; (v) any mechanic’s, materialman’s, warehouse man’s, supplier’s, vendor’s or similar Encumbrances arising or incurred by operation of law in the ordinary course of trade securing amounts that are not overdue for a period of more than ninety (90) days or the amount or validity of which is being contested in good faith by appropriate proceedings; and (vi) railroad trackage agreements, utility, slope and drainage easements, right of way easements and leases regarding signs.

“Permitted Payments” means: (i) any payment relating to intra-group trading between a member of the ABB Group and a member of the Acquired Group in the ordinary course of business and on arms’ length terms; (ii) any cash settlement within the ABB Group cash settlement system; (iii) any repayment by an Acquired Company of any Inter-Company Debt; (iv) any payment by any Acquired Company of any obligation or liability that has been specifically accrued or provided for in the Financial Statements (up to the amount thus accrued or provided for); (v) any payment of fees consistent with past practice for the provision of management and administrative services by a member of the ABB Group, up to a maximum of one million three hundred thousand dollars ($1,300,000) in the aggregate; (vi) any contributions consistent with past practice to any pension or other employee benefit plan providing benefits for any employees of the Acquired Group; (vii) any payment relating to the Leased Real Property, including any property management or maintenance service fees associated with the Leased Real Property located in Singapore, Beijing, China, Ladenberg Germany and Houston, United States in each case, in accordance with any lease agreement or management or service agreement relating to such Leased Real Property; (viii) any payment consistent with past practices for the provision of services relating to insurance, information technology, human resources, travel or other similar arrangements, and any payment consistent with past practices for the use of software or Internet domain names, in each case in the ordinary course of business; and (ix) any payment which is disclosed pursuant to the Sellers’ Disclosure Letter.

“Person” means any individual, partnership, limited liability partnership, joint venture, corporation, limited liability company, trust, unincorporated organisation, association, Governmental Entity, or other entity.

“Pre-Completion Losses” shall have the meaning set out in Clause 11.5.2.

“Pre-Completion Period” means any taxable period that ends on or before the Completion Date or, with respect to any taxable period beginning on or before and ending after the Completion Date, the portion of such taxable period ending on and including the Completion Date.

“Prior Service” shall have the meaning set out in Clause 11.2.6.

“PRISM Plan” shall have the meaning set out in Clause 11.2.3.

“Provision” shall have the meaning set out in Clause 14.1.2.

“Purchase Price” shall have the meaning set out in Clause 3.1.2.

“Purchaser” and “Purchasers” shall have the meaning set out in the preamble to this Agreement.

“Purchaser Post-Retirement Health and Life Insurance Plan” shall have the meaning set out in Clause 11.2.2.

“Registered Intellectual Property” means any of the following: (i) patents, petty patents and utility models and any applications therefor; (ii) registered trademarks and service marks, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks; (iii) registered designs and applications for registrations of designs; and (iv) Internet domain names.

“Regulatory Condition” shall have the meaning set out in Clause 4.1.1(a).

“Remediation Plan” shall have the meaning set out in Clause 14.1.1.

“Representatives” of any Person means such Person’s directors, managers, members, officers, employees, agents, advisors and other representatives (including attorneys, accountants, consultants, financial advisors, financing sources and any representatives of such advisors or financing sources).

“Returns” means all tax returns, statements, forms and reports (including elections, waivers or extensions, declarations, disclosures, Schedules, estimates and information returns) for Taxes.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” and “Sellers” shall have the meaning set out in the preamble to this Agreement.

“Sellers’ Disclosure Letter” means the letter of today’s date from the Sellers to the Purchasers disclosing exceptions to the Sellers’ Warranties and delivered to the Purchasers on or before the execution of this Agreement.

“Sellers’ Warranties” means the warranties referred to in Clause 8.1 and set out in Schedule 5 (The Sellers’ Warranties).

“Settlement Statement” shall have the meaning set out in Clause 11.7.2.

“Shareholder Approval Condition” shall have the meaning set out in Clause 4.1.1(b).

“Shares” means the Existing Shares and, if applicable, the New Shares.

“Surviving Provisions” means Clauses 1, 11.8, 11.9, 15.1 — 15.4 (inclusive), 15.6, 15.8 — 15.14 (inclusive) 15.16 and Schedule 1 (Definitions and Interpretation).

“Tax Authority” shall mean any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official in any jurisdiction competent to impose, collect or assess any Tax.

“Tax Warranties” means those Sellers’ Warranties set out in paragraph 20 of Schedule 5 (The Sellers’ Warranties).

“Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental, national, state, provincial, local governmental or municipal, charges including all income,

franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, value added, stamp duty land tax, withholding and other taxes, (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax and penalties, fines and interest with respect thereto, and “Tax” or “Taxation” shall be construed accordingly.

“Third-Party Claim” shall have the meaning set out in paragraph 15 of Schedule 7 (The Sellers’ Limitations of Liability).

“Third-Party Guarantees” shall have the meaning set out in Clause 6.3.1(b).

“Transactions” means the sale and purchase of the Shares and the other transactions contemplated by this Agreement.

“Transitional Services Agreement” shall mean the Transitional Services Agreement in the agreed terms to be entered into between the Sellers and the Purchasers on the Completion Date.

“United States” shall mean the United States of America.

“US Acquired Company” shall mean the US Company or any of its subsidiaries, but shall not include the Joint Ventures.

“US Base Equity Price” shall have the meaning set out in Clause 3.1.1(a).

“US Capital Increase Amount” shall have the meaning set out in Clause 3.1.1(d).

“US Company” shall have the meaning set out in the recitals to this Agreement.

“US Company Guarantee” means the guarantee to be executed by the US Company and the Sellers in the agreed terms.

“US Debt Conversion Amount” shall have the meaning set out in 3.1.1(c).

“US GAAP” shall mean the generally accepted accounting principles of the United States.

“US Plans” shall have the meaning set out in paragraph 16.1(a) of Schedule 5 (The Sellers’ Warranties).

“US Purchase Price” shall have the meaning set out in Clause 3.1.1.

“US Purchaser” shall have the meaning set out in the preamble to this Agreement.

“US Seller” shall have the meaning set out in the preamble to this Agreement.

“US Shares” means the Existing US Shares and, if applicable, the New US Shares.

“VAT” means, within the European Union, the tax imposed in accordance with Council Directive 77/338/EEC dated 17 March 1977 as implemented through the national laws of each member state, and, outside the European Union, means any similar tax.

“VDD” means the Vendor Due Diligence Report dated 11 May 2007, prepared by Ernst & Young AG and relating to the Acquired Group, which Vendor Due Diligence Report has been delivered to the Purchasers prior to the date hereof.

“WARN” shall have the meaning set out in Clause 11.2.8.

“Warranty Claim” means any claim for breach of any of the Sellers’ Warranties.

“Westlake Contract” shall have the meaning set out in Clause 14.2.1

“W&C” shall have the meaning set out in Clause 11.8.1.

1.2	Certain terms and expressions used solely in Schedule 8 (Tax Covenant) shall have the respective meanings given in Schedule 8 (Tax Covenant).

2.	Interpretation

2.1	In this Agreement, unless the context otherwise requires:
(a)	the expression “in the agreed terms” means in the form agreed between the Sellers and the Purchasers and signed for the purposes of identification by or on behalf of the Sellers and the Purchasers;

(b)	any reference to “writing” or comparable expressions includes a reference to any method of reproducing words in a legible and non-transitory form (excluding, for the avoidance of doubt, email);

(c)	the phrases “delivered” or “made available” shall mean, when used in a Sellers’ Warranty, that information physically or electronically delivered or made available to the Purchasers by virtue of having been posted in the “data room” (virtual or otherwise) established by the Sellers, or otherwise attached to the Sellers’ Disclosure Letter.

(d)	the words “hereof”, “herein”, “hereto” and “hereunder”, and words of similar import shall refer to this Agreement as a whole and not to any provision of this Agreement;

(e)	references to this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(f)	“include”, “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import;

(g)	references to a “company” include any company, corporation or other body corporate wherever and however incorporated or established;

(h)	references to “member” in the context of the ABB Group means ABB or any of its subsidiaries;

(i)	references to “substantiated” in the context of a claim against the Sellers under this Agreement means a claim for which the Sellers may be liable and which is admitted or proved in a court of competent jurisdiction;

(j)	the expressions “body corporate”, “holding company”, “subsidiary” and “subsidiary undertaking” shall have the meaning given in the Companies Act 1985 (as amended from time to time);

(k)	references to “dollars” or “$” are to United States dollars; and

(l)	references to “euros” or “€” are to the lawful currency of the European Union from time to time.
2.2	Words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa.
2.3	References to any statute or statutory provision include a reference to that statute or statutory provision as amended, consolidated or replaced from time to time (whether before or after the date of this Agreement) and include any subordinate legislation made under the relevant statute or statutory provision, except to the extent that any amendment, consolidation or replacement would increase or extend the liability of a Party under this Agreement.
2.4	References to any English legal term for any action, remedy, proceedings, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term.

SCHEDULE 2
THE ACQUIRED GROUP
Part 1
Details of the Companies

Company name	:	ABB Lummus Global Inc.
Company number	:	130989425 (Federal ID)
Date and place of incorporation	:	December 19, 1930 – Delaware, USA
Registered address / Principal place of business	:	3010 Briarpark, Houston, TX 77042 1515 Broad Street, Bloomfield, NJ 07003
Authorised share capital	:	100,000 shares, no par value
Issued share capital	:	61,160 shares
Shareholder	:	ABB Holdings, Inc.
Directors	:	M.W. Gross
R. Widmer
M. Duplantier
Secretary (if applicable)	:	M. Duplantier
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Oil & Gas Europe B.V.
Company number	:	27154588
Date and place of incorporation	:	November 26, 1990 – The Netherlands
Registered address / Principal place of business	:	Oostduinlaan 75
2596 JJ The Hague
The Netherlands
Authorised share capital	:	1,115 shares, €100 each
Issued share capital	:	€22,500
Shareholder	:	ABB Holdings, B.V.
Directors	:	G.F. Kolff
M.W. Gross
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Part 2
Details of the other Acquired Companies

Company name	:	ABB Engineering und Consulting GmbH
Company number	:	HRB Wiesbaden 8720
Date and place of incorporation	:	December 18, 1992 – Germany
Registered address / Principal place of business	:	Lorenz-Schott-Str.4
D-55252 Mainz-Kastel
Wiesbaden, Germany
Authorised share capital	:	50,000 DM
Issued share capital	:	50,000 DM
Shareholder	:	ABB Lummus Global GmbH
Directors	:	M. Ludwig
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Global China Co. Ltd
Company number	:	Qi Du Hu Pu Zong Zi No. 314928
Date and place of incorporation	:	February 6, 2002 – Pudong New
Area, Shanghai, PRC
Registered address / Principal place of business	:	Room 813, China Merchants Tower
No. 161 East Lu Jia Zui Road
Pudong New Area
Shanghai 200120
People’s Republic of China
Authorised share capital	:	$350,000
Issued share capital	:	N/A
Shareholder	:	ABB Oil & Gas Europe B.V.
Directors	:	D. McCarthy
G. F. Kolff
S.V. Kolala
Y. J. Chen
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB IOP Services Limited (in liquidation)
Company number	:	03293507
Date and place of incorporation	:	December 17, 1996 – England
Registered address /	:	Aquila House,
35 London Road

Principal place of business		Redhill
Surrey RH1 1NJ
England
Authorised share capital	:	5,000 shares of £1 each
Issued share capital	:	1,000
Shareholder	:	ABB Oil & Gas Europe B.V.
Directors	:	A.C. Stevens
M. J. Ford
Secretary (if applicable)	:	L.A. Sheach
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB LGI Constructors, Inc.
Company number	:	061334972
Date and place of incorporation	:	January 7, 1992 - Delaware, USA
Registered address / Principal place of business	:	3010 Briarpark Drive
Houston
TX 77042 United States
Authorised share capital	:	1,500, no par value
Issued share capital	:	1,000
Shareholder	:	ABB Lummus Global Inc.
Directors	:	M.W. Gross
D.M. McCarthy
M. Duplantier
Secretary (if applicable)	:	M. Duplantier
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Crest Limited
Company number	:	02729834
Date and place of incorporation	:	July 9, 1992 – England
Registered address / Principal place of business	:	Aquila House,
35 London Road
Redhill
Surrey RH1 1NJ
England
Authorised share capital	:	1,000 shares of £1 each
Issued share capital	:	1,000 shares of £1 each
Shareholder	:	ABB Lummus Global B.V.

Directors	:	L.T.M. Kester
G.F. Kolff
R.B. Ulf
A.C. Stevens
Secretary (if applicable)	:	L.A. Sheach
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Crest Mauritius
Company number	:	13118/947
Date and place of incorporation	:	August 2, 1994 – Mauritius
Registered address / Principal place of business	:	De Chazal Du Mee Building
10, Frere Felix de Valois Street
Port Louis, Mauritius
Authorised share capital	:	1,000 shares of $10 each
Issued share capital	:	10 shares
Shareholder	:	ABB Oil & Gas Europe B.V.
Directors	:	L.T.M. Kester
G.F. Kolff
Y. Kumar Juwaheer
U. Kumar Gujadhur
Secretary (if applicable)	:	Multiconsult Limited, Mauritius
Auditors	:	PriceWaterhouseCoopers
Accounting reference date	:	31 December

Company name	:	OOO ABB Lummus Global
Company number	:	1027739107967
Date and place of incorporation	:	March 28, 2001 – Russian Federation
Registered address / Principal place of business	:	Fridrikh Engels Street, 32
Bldg. 1, 2nd Floor
Moscow 105005
Russian Federation
Authorised share capital	:	10,000 Rubles
Issued share capital	:	1 share of 10,000 Rubles
Shareholder	:	ABB Oil & Gas Europe B.V.
Directors	:	S. V. Serdinov
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Global B.V.
Company number	:	27049906
Date and place of incorporation	:	December 7, 1984 – The Netherlands
Registered address / Principal place of business	:	Oostduinlaan 75
2596 JJ The Hague
The Netherlands
Authorised share capital	:	272,270 shares of €100 each
Issued share capital	:	€5,445,400
Shareholder	:	ABB Oil & Gas Europe B.V.
Directors	:	G.F. Kolff
M.W. Gross
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Global Cyprus Ltd. (in liquidation)
Company number	:	96816
Date and place of incorporation	:	August 25, 1998 – Republic of Cyprus
Registered address / Principal place of business	:	2-4 Arch. Makarios III Avenue, 9th Floor
Capital Center
1505 Nicosia
Cyprus
Authorised share capital	:	CYP 1,000 shares of CYP 1 each
Issued share capital	:	CYP 1,000
Shareholders	:	ABB Oil & Gas Europe B.V. (90%)
ABB Lummus Global B.V. (10%)
Directors	:	G.F. Kolff
Secretary (if applicable)	:	ATS Services Ltd., Nicosia
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Global GmbH
Company number	:	HRB Wiesbaden 2919
Date and place of incorporation	:	May 6, 1965 – Germany
Registered address / Principal place of business	:	Lorenz Schott Strasse 4, D-55252
Mainz Kastel
Germany
Authorised share capital	:	2,600,000 DM
Issued share capital	:	2,600,000 DM

Shareholder	:	ABB Oil & Gas Europe B.V
Directors	:	M. Ludwig
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Global International
Corporation
Company number	:	061334973 (Federal ID)
Date and place of incorporation	:	January 7, 1992 – Delaware, USA
Registered address / Principal place of business	:	3010 Briarpark
Houston
TX 77042
United States
Authorised share capital	:	1,500 shares of no par value
Issued share capital	:	100
Shareholder	:	ABB Lummus Global Inc.
Directors	:	M. W. Gross
M. Duplantier
K. Farid
Secretary (if applicable)	:	M. Duplantier
Auditors	:	Ernst & Young
Accounting reference date	:	31 December
Company name	:	ABB Lummus Global Ltda
Company number	:	62,497,656/0001-19 (Taxpayers’ registry number)
Date and place of incorporation	:	March 5, 1974 – Sao Paulo, Brazil
Registered address / Principal place of business	:	Av. dos Autonomistas, 1496
06020-902
Osasco
Sao Paulo
Brasil
Authorised share capital	:	R$19,393,548
Issued share capital	:	R$19,393.548
Shareholders	:	ABB Lummus Global, Inc (19,393,546 quotas)
ABB Lummus Global International
Corporation (2 quotas)
Directors	:	C.A. Reboucas
J.A. Zaparolli
N. Romano
Secretary (if applicable)	:	C.A. Rossi

Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Global Overseas Corporation
Company number	:	132623361 (Federal ID)
Date and place of incorporation	:	November 1, 1968 – Delaware, USA
Registered address / Principal place of business	:	3010 Briarpark
Houston
TX 77042
United States
Authorised share capital	:	100 shares of US$10 par value
Issued share capital	:	100
Shareholder	:	ABB Lummus Global Inc.
Directors	:	K. Farid
M. Duplantier
M. J. Ford
Secretary (if applicable)	:	M. Duplantier
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Global Pte Ltd
Company number	:	198400246W
Date and place of incorporation	:	January 19, 1984 – Singapore
Registered address / Principal place of business	:	2, Ayer Rajah Crescent
Ayer Rajah Complex
Singapore 139935
Authorised share capital	:	550,000 of SGD1 each
Issued share capital	:	SGD 527,802
Shareholder	:	ABB Oil & Gas Europe B.V.
Directors	:	N.T. Hallett
M.W. Gross
R.H.N. Widmer
M. Duplantier
Secretary (if applicable)	:	L.S. Wah
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Global s.r.o
Company number	:	44014350
Date and place of incorporation	:	October 24, 1991 – Czech Republic

Registered address / Principal place of business	:	1957/13 Milady Horakove
65680 Brno
Czech Republic
Authorised share capital	:	1 share of 100,000 Czech crowns
Issued share capital	:	1 share of 100,000 Czech crowns
Shareholder	:	ABB Oil & Gas Europe B.V.
Directors	:	H. Jicinsky
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Global Technology B.V.
Company number	:	27186172
Date and place of incorporation	:	January 4, 2000 – The Netherlands
Registered address / Principal place of business	:	Oostduinlaan 75
2596 JJ The Hague
The Netherlands
Authorised share capital	:	1,000 shares of €100 each
Issued share capital	:	€20,000
Shareholder	:	ABB Lummus Global Inc.
Directors	:	L. T. M. Kester
M. Duplantier
R.C. Movig
J.R. Albanese Jr.
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Global, LLC
Company number	:	22853
Date and place of incorporation	:	February 21, 2007 – Egypt
Registered address / Principal place of business	:	Intersection of Makram Ebeid & Abdel Razzak
Al Sanhoury Streets
Nasr City
Cairo – 11762
P. O. Box 7630
Nasr City, 8th District
Authorised share capital	:	EGP50,000 (500 shares of EGP100 each)
Issued share capital	:	EGP50,000
Shareholders	:	ABB Oil & Gas Europe B.V. (90%)
ABB Lummus Global B.V. (10%)

Directors	:	H. Schwarz
S.T. Gawad
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Heat Transfer B.V.
Company number	:	27110728
Date and place of incorporation	:	December 7, 1984 – The Netherlands
Registered address /	:	Oostduinlaan 75
Principal place of business		2596 JJ The Hague
The Netherlands
Authorised share capital	:	22,690 shares of €100 each
Issued share capital	:	€453,800
Shareholder	:	ABB Oil & Gas Europe B.V.
Directors	:	M.B. Tolba
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lummus Malta Limited
Company number	:	C 30107
Date and place of incorporation	:	August 19, 2002 – Malta
Registered address / Principal place of business	:	2nd Floor, Level 5
The Mall Complex, The Mall
Floriana FRN 1470
Malta
Authorised share capital	:	1,000,000 shares of €1 each
Issued share capital	:	100,000 shares of €1 each
Shareholders	:	ABB Oil & Gas Europe B.V. (99,999 shares)
ABB Lummus Global B.V. (1 share)
Directors	:	G. F. Kolff
L.T.M. Kester
Secretary (if applicable)	:	E. Carbone
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Lutech Resources Limited
Company number	:	02726614

Date and place of incorporation	:	June 26, 1992 – England
Registered address / Principal place of business	:	Aquila House
35 London Road
Redhill
Surrey RH1 1NJ
England
Authorised share capital	:	1,000 shares of £1 each
Issued share capital	:	1,000 shares of £1 each
Shareholder	:	ABB Oil & Gas Europe B.V.
Directors	:	A.C. Stevens
L.T.M. Kester
R.D. Dawson
Secretary (if applicable)	:	L.A. Sheach
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	ABB Novolen Technology GmbH
Company number	:	HRB Ladenberg 701809
Date and place of incorporation	:	December 20, 2006 – Germany
Registered address / Principal place of business	:	Wallstadter Str. 59
68526 Ladenburg
Germany 68526
Authorised share capital	:	€25,000
Issued share capital	:	€25,000
Shareholder	:	ABB Lummus Global GmbH
Directors	:	G. Follmer
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	Combustion Engineering Technology Investment Corporation
Company number	:	Canada Corporation No. 247304-6
Date and place of incorporation	:	May 9, 1989 – Canada
Registered address / Principal place of business	:	8585 Trans-Canada Highway
Ville St-Laurent
Quebec, Canada
H4S 1Z6
Authorised share capital	:	Unlimited, no par value
Issued share capital	:	100
Shareholder	:	ABB Lummus Global Inc.

Directors	:	M.W. Gross
M. Duplantier
M.J. Ford
Secretary (if applicable)	:	Margaret Duplantier
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	Lummus Alireza Ltd, Co.
Company number	:	2051011082 (Commercial Registration No.)
Date and place of incorporation	:	January 11, 1977 – Saudi Arabia
Registered address / Principal place of business	:	Sadat Tower, King Abdul Aziz Street
P.O. Box 31682
Al Khobar 31952
Saudi Arabia
31952
Authorised share capital	:	SR 3,500,000
Issued share capital	:	SR 3,500,000
Shareholders	:	ABB Lummus Global B.V (96%)
Heirs of M. A. Alireza (4%)
Directors	:	T. Kawash
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	Lummus Catalyst Company Ltd.
Company number	:	061334969 (Federal ID)
Date and place of incorporation	:	January 7, 1992 – Delaware, USA
Registered address / Principal place of business	:	1515 Broad Street
Bloomfield
NJ 07003, United States
Authorised share capital	:	1,500, no par value
Issued share capital	:	100
Shareholder	:	ABB Lummus Global Inc.
Directors	:	K. Farid
D. M. McCarthy
M. Duplantier
Secretary (if applicable)	:	M. Duplantier
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Company name	:	Lummus Contracting B.V.
Company number	:	27117132
Date and place of incorporation	:	November 24, 1986 - The Netherlands
Registered address / Principal place of business	:	Oostduinlaan 75
2596 JJ The Hague
The Netherlands
Authorised share capital	:	910 shares of €100 each
Issued share capital	:	€18,200
Shareholder	:	ABB Oil & Gas Europe B.V.
Directors	:	R.B. Ulf
H. M. Koese
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

Partnership name	:	Novolen Technology Holdings C.V.
Date of formation	:	August 22, 2000
Principal place of business	:	Oostduinlaan 75, 2596 JJ The Hague, The Netherlands
Partnership interests	:	ABB Lummus Global B.V. (14.89%)
ABB Oil & Gas Europe B.V. (85.11%)
Secretary (if applicable)	:	N/A
Auditors	:	Ernst & Young
Accounting reference date	:	31 December

SCHEDULE 3
REGULATORY CONDITION
1.	Antitrust clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, permitting the consummation of the sale and purchase of the Shares as envisaged hereunder.

SCHEDULE 4
COMPLETION ARRANGEMENTS
Part 1
The Sellers’ Obligations
At Completion:
1.	The Sellers shall procure that repayment of any and all Inter-Company Debt owing to any Acquired Company as at Completion is effected in accordance with Clause 3.2.1.
2.    The NL Seller shall execute the Deed of Transfer before the Civil Law Notary.
3.	The US Seller shall deliver to the Purchasers or Ashurst certificates representing the US Shares duly endorsed in blank, or stock powers in respect of the US Shares duly executed in blank.
     4. The Sellers shall deliver to the Purchasers or Ashurst:
(a)	the Transitional Services Agreement, duly executed by the Sellers;

(b)	the US Company Guarantee duly executed by the Sellers and the US Company;

(c)	the NL Company Guarantee duly executed by the Sellers and the NL Company;

(d)	opinion letters, in such form as the Purchasers may reasonably require, dated as of the Completion Date and duly executed by White and Case LLP in relation to the US Seller, Nauta Dutilh in relation to the NL Seller and Homburger or Bär & Karrer in relation to ABB;

(e)	a certified copy of each power of attorney under which any document to be delivered by any Seller to the Purchasers in connection with this Agreement has been executed;

(f)	a certified extract of the minutes of the meeting of the board of directors (or comparable governing body) of each of the Sellers authorising (or ratifying) the execution, delivery and performance of this Agreement; and

(g)	a certificate issued by ABB confirming the payment by a member of the ABB Group of two hundred and four million dollars ($204,000,000) to the CE Asbestos PI Trust.
5.	The Sellers shall deliver to the Purchasers or to Ashurst (to the extent not already in the possession of an Acquired Company):
(a)	the statutory books (written up to, but not including, Completion), certificate of incorporation (or equivalent constituent document) and common seal (if any) of each Acquired Company; and

(b)	certificates in respect of all the shares or equity interests of each Acquired Company listed in Part 2 of Schedule 2 (The Acquired Group) and Joint Venture that are owned by an Acquired Company to the extent such shares or equity interests are required to be certificated by Applicable Law or such Acquired Company’s or Joint Venture’s constituent documents.

Part 2
The Purchasers’ Obligations
At Completion:
1.	The Purchasers shall procure that the Purchase Price shall be paid in full by telegraphic transfer in immediately available cleared funds to the accounts notified by the Sellers to the Purchasers in accordance with Clause 7.2.1, with the US Purchase Price being paid in dollars and the NL Purchase Price being paid in euros.
2.	The Purchasers shall procure that the net aggregate amount of Inter-Company Debt to be repaid by the Acquired Group at Completion in accordance with Clause 3.2.2, in dollars (converted in accordance with Clause 3.2.3, is paid in full by telegraphic transfer in immediately available cleared funds to the account notified by the Sellers to the Purchasers in accordance with Clause 7.1.1.
3.	The Purchasers shall execute the Deed of Transfer before the Civil Law Notary.
4.	With respect to all Parent Guarantees and Third-Party Guarantees in respect of which the Purchasers have procured the release of the relevant members of the ABB Group as contemplated by Clause 6.3, the Purchasers shall deliver evidence reasonably satisfactory to the Sellers that the relevant members of the ABB Group have been irrevocably released in full from their respective obligations with respect to such Parent Guarantees and Third-Party Guarantees, in each case in a manner consistent with Clause 6.3.
5.	The Purchasers shall deliver to the Sellers or W&C:
(a)	a counterpart of the Transitional Services Agreement, duly executed by the Purchasers;

(b)	a certified copy of each power of attorney under which any document to be delivered by any Purchaser to the Sellers in connection with this Agreement has been executed;

(c)	a certified extract of the minutes of the meeting of the board of directors of each of the Purchasers and CB&I (or comparable governing body) authorising (or ratifying) the execution, delivery and performance of this Agreement;

(d)	opinion letters, in such form as the Sellers may reasonably require, dated as of the Completion Date and duly executed by Fulbright & Jaworski in relation to the US Purchaser and Baker & McKenzie in relation to the NL Purchaser and CB&I; and

(e)	the unconditional letters of credit and/or bank guarantees due to be delivered in accordance with the provisions of Clause 6.3.4.

SCHEDULE 5
THE SELLERS’ WARRANTIES
1.	Organisation and Authority of the Sellers

1.1	Each of the Sellers and ABB is a company duly organised or incorporated (as applicable), validly existing and, to the extent such concept is applicable to such Seller or ABB, in good standing under the laws of the jurisdiction of its organisation and has the requisite capacity, power and authority to execute, deliver and perform this Agreement.

1.2	The execution, delivery and performance of this Agreement by each of the Sellers has been duly authorised and approved by the board of directors (or comparable governing body) of such Seller, and no other corporate or similar action on the part of such Seller is necessary to authorise the execution, delivery and performance of this Agreement.

1.3	This Agreement constitutes legal, valid and binding obligations of each of the Sellers and ABB in accordance with its terms.

1.4	The execution, delivery and performance by each of the Sellers and ABB of this Agreement does not conflict with or constitute a breach of (i) any provision of the by-laws, the memorandum and articles of association or equivalent constitutional documents of such Seller or ABB; or (ii) any Order applicable to such Seller or ABB or by which the assets of such Seller or ABB are bound, in each case which would reasonably be expected, individually or in the aggregate, to materially and adversely affect the performance by such Seller or ABB of its obligations under this Agreement.

1.5	Except for the consents or approvals contemplated to be obtained or filings contemplated to be made prior to Completion pursuant to Clause 4.2, or as would not reasonably be expected, individually or in the aggregate, to affect materially and adversely the performance by any of the Sellers and ABB of its obligations under this Agreement, no consent, approval or authorisation of any Governmental Entity is required to be obtained by any of the Sellers and ABB in connection with the execution, delivery and performance of this Agreement.

2.	Ownership of the Shares

2.1	The NL Seller is the sole legal and beneficial owner of the Existing NL Shares and the US Seller is the sole legal and beneficial owner of the Existing US Shares.

2.2	The Existing NL Shares constitute the entire issued and outstanding share capital of the NL Company and the Existing US Shares constitute all of the outstanding shares of capital stock of the US Company.

2.3	The Existing Shares have been properly issued, are fully paid up and are free from all Encumbrances.

2.4	If and when issued, the NL Seller will be the sole legal and beneficial owner of the New NL Shares and the US Seller will be the sole legal and beneficial owner of the New US Shares. The New Shares, if and when issued, will have been properly issued, will be fully paid up and will be free from all Encumbrances.

2.5	There are no outstanding options or warrants pursuant to which any Company is or may become obliged to issue or sell any shares or other equity interests of such Company, or any securities convertible into, exchangeable for, any such shares or equity interests.

3.	Acquired Group

3.1	Part 1 of Schedule 2 (The Acquired Group) sets out certain details of the Companies and Part 2 of Schedule 2 (The Acquired Group) sets out certain details of all other Acquired Companies. The details set out in Schedule 2 (The Acquired Group) are true and accurate in all material respects.

3.2	Each Acquired Company is a company or other entity duly organised or incorporated (as applicable), validly existing and, to the extent such concept is applicable to such Acquired Company, in good standing under the laws of the jurisdiction of its organisation. The Sellers have made available to the Purchasers true and correct copies of the by-laws, the memorandum and articles of association or equivalent constitutional documents of each Acquired Company prior to the date of this Agreement.

3.3	Except as otherwise set out in Part 2 of Schedule 2 (The Acquired Group), and except for the Existing Shares, all shares of or other equity interests in each Acquired Company are owned, legally and beneficially, by another Acquired Company. All shares of any Acquired Company have been properly issued, and all such shares or other equity interests in an Acquired Company that are owned by another Acquired Company are fully paid up, and, in each case, are free from all Encumbrances, except for any rights of pre-emption or similar Encumbrances referred to in the constituent documents of the relevant Acquired Company.

3.4	There are no outstanding options or warrants pursuant to which any Acquired Company listed in Part 2 of Schedule 2 (The Acquired Group) is or may become obliged to issue or sell any shares or other equity interests of such Acquired Company, or any securities convertible into, exchangeable for, any such shares or equity interests.

3.5	Except for marketable securities held for investment purposes and except for shares or equity interests in the Joint Ventures, no Acquired Company owns any shares of or other equity interests in any Person (other than another Acquired Company).

4.	Financial Statements

4.1	The Sellers have made available to the Purchasers the audited combined balance sheet of the Acquired Group as at the Balance Sheet Date, and the related audited combined statements of operations, cash flows and changes in parent investment (deficit) for the fiscal year then ended (the audited combined balance sheet of the Acquired Group as at the Balance Sheet Date is hereinafter referred to as the “Balance Sheet” and together with the related audited combined statements of operations, cash flows and changes in parent investment (deficit) for the fiscal year then ended, the “Financial Statements”). Except as described in the footnotes thereto, the Financial Statements were prepared in accordance with US GAAP.

4.2	Except as described in the footnotes thereto, the Balance Sheet fairly presents, in all material respects, the combined financial position of the Acquired Group as at the Balance Sheet Date, and the related audited combined statements of operations, cash flows and changes in parent investment (deficit) fairly present, in all material respects, the combined results of operations, cash flows and changes in parent investment (deficit) of the Acquired Group taken as a whole for the fiscal year then ended, in each case in conformity with US GAAP.

4.3	No Acquired Company is engaged in any sale and leaseback, securitisation, factoring or other similar financing of a type which would not be required under US GAAP to be shown or reflected in financial statements prepared in accordance with US GAAP.

5.	Management Accounts

The unaudited combined management accounts attached as schedule 5 of the Sellers’ Disclosure Letter, taken as a whole, give a fair presentation in all material respects of the financial position of the Acquired Group as of 30 June 2007, and of the results of operations for the six-month period then ended, and were prepared on a basis consistent in all material respects with the principles applied in the preparation of the Financial Statements.

6.	Events Since Balance Sheet Date

6.1	From and including 1 January 2007 to the date of this Agreement the Acquired Group has, in all material respects, carried on the Business in the ordinary course.

6.2	So far as the Sellers are aware and other than: (i) changes in general economic or political conditions or the financing, banking, currency or capital markets in general; (ii) changes affecting generally any or all industries, markets or geographic areas in which the Acquired Companies conduct their respective businesses; or (iii) normal seasonal changes in the results of operations of the Acquired Companies, from and including 1 July 2007 to the date of this Agreement, there has been no material adverse change in the results of operation or financial condition of the Acquired Group, taken as a whole.

6.3	From and including 1 January 2007 to the date of this Agreement, no Acquired Company has:
(a)	declared, made or paid any dividend or other distribution, or made any redemption, purchase or other acquisition of any of its shares or other equity interests, other than dividends or distributions to another Acquired Company;

(b)	except for Permitted Payments, made any payment of any consulting, advisory or management fee, or other similar fee or payment, to any member of the ABB Group;

(c)	other than interest rates which varied in accordance with their terms, varied any interest rate payable in respect of any Inter-Company Debt, or paid any fees in respect of any such Inter-Company Debt;

(d)	other than sales of inventory in the ordinary course of trade, sold, leased or otherwise disposed of (including by way of licence) any of its properties or assets, other than any assets having a value of less than one hundred thousand dollars ($100,000) individually;

(e)	incurred any Indebtedness, other than unsecured short-term bank Indebtedness on arms-length terms or Indebtedness that will constitute Inter-Company Debt;

(f)	given any guarantee, indemnity or other agreement to secure, or incurred financial or other obligations with respect to, another Person’s obligation (other than any other Acquired Company);

(g)	made any acquisitions of any corporation, company, partnership, other business organisation or any business or any division thereof;

(h)	incurred any capital expenditure in excess of one million five hundred thousand dollars ($1,500,000) in the aggregate, other than as budgeted for in the current annual budget of the Acquired Group;

(i)	except with respect to the adoption of the ABB Lummus Global Inc. Retirement Income Restoration Plan (which shall be the ABB Lummus Global Inc. portion of the

ABB Retirement Income Restoration Plan) and except on a case by case basis: (i) amended the terms of employment or engagement of its employees (including as regards pension plans and other employee benefits, and whether or not contractual), other than in accordance with current contractual obligations or practice; or (ii) provided gratuitous payments or benefits to its employees or any of their dependents, other than in accordance with current practice;
(j)	made announcements to the employees generally of any Acquired Company promising or representing that there will be any change to existing pension and death in service benefits (including, for the avoidance of doubt, any promises or representations to provide new or further pension and death in service benefits or change the level of employer contributions to any such arrangement); or

(k)	agreed, or made an offer capable of acceptance, to take any of the foregoing actions set out in this paragraph 6.3.
7.	Accounting and Other Records

The books of account and all other statutory records of each Acquired Company are: (i) up-to-date; (ii) in its possession; and (iii) are true and complete in accordance with Applicable Law, in each case in all material respects.

8.	Assets

The Acquired Group has the right to use all assets (tangible or intangible) used in the Business. In the case of such assets which are owned by a member of the Acquired Group, such assets are free from Encumbrances other than Permitted Encumbrances.

9.	Indebtedness

No Acquired Company has any liability for any Indebtedness for borrowed money or any accrued interest, prepayment premiums and penalties related thereto (which, for the avoidance of doubt, shall not include any accounts payable or accounts receivable arising in the ordinary course of trade), other than Inter-Company Debt.

10.	Applicable Law and Permits

10.1	So far as the Sellers are aware, the Acquired Companies are conducting, and have during the three (3) years ending on the date of this Agreement, conducted their respective businesses and affairs and dealt with their respective assets in all material respects in compliance with Applicable Law, except for any such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the results of operation or financial condition of the Acquired Group taken as a whole.

10.2	Without prejudice to paragraph 10.1, so far as the Sellers are aware, none of the Acquired Companies has, during the three (3) years ending on the date of this Agreement:
(a)	induced a person to enter into an agreement or arrangement with an Acquired Company by means of an unlawful or immoral payment, contribution, gift or other inducement;

(b)	offered or made an unlawful or immoral payment, contribution, gift or other inducement to a government official or employee; or

(c)	directly or indirectly made an unlawful contribution to a political activity,

in each case which would amount to a violation of Applicable Law, except for any such violation that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the results of operation or financial condition of the Acquired Group taken as a whole.
10.3	So far as the Sellers are aware, none of the Acquired Companies is subject to any investigation, enquiry or disciplinary proceeding (whether judicial, quasi-judicial or otherwise) involving a Governmental Entity in any jurisdiction and none is pending or threatened. During the twelve (12) months ending on the date of this Agreement, no Acquired Company has received written notice from any Governmental Entity to the effect that it will be subject to any such investigation, enquiry, proceeding or request for information.

10.4	So far as the Sellers are aware, the Acquired Group holds all permits, approvals, licenses, authorisations and exemptions from Governmental Entities (collectively, the “Permits”) that are necessary for the operation of the Business and each Acquired Company is in material compliance with all Permits held by it.

11.	Material Contracts

11.1	Schedule 11.1 of the Sellers’ Disclosure Letter contains a list of all Material Contracts. The Sellers have made available to the Purchasers complete and accurate copies of all commercial terms of all Material Contracts.

11.2	The Material Contracts represent:
(a)	with respect to the Contracts referred to in paragraph (a) of the definition of “Material Contracts”, sixty-five per cent. (65%) of the orders received, including adjustments to orders received in previous years, by the Acquired Group relating to the provision of engineering, procurement and construction services for the financial year ending 31 December 2006; and

(b)	with respect to the Contracts referred to in paragraph (b) of the definition of “Material Contracts”, sixty-five per cent. (65%) of the orders received by the Acquired Group relating to the provision of process technology services for the financial year ending 31 December 2006.
11.3	Each Material Contract is in full force and effect and constitutes legal, valid and binding obligations of the relevant Acquired Company in accordance with its terms.

11.4	So far as the Sellers are aware, no party is in material breach of any Material Contract and no written allegation of any such breach, or written notice of termination, of any Material Contract has been served or received by any Acquired Company within the twelve-month period immediately preceding the date of this Agreement that remains unresolved.

11.5	No Acquired Company has outstanding any tender or other offer which, if it had been accepted prior to the date of this Agreement, would have given rise to what would be a Material Contract.

12.	Intellectual Property

12.1	Schedule 12.1 of the Sellers’ Disclosure Letter contains a list, as at the date of this Agreement, of all Registered Intellectual Property that is owned by the Acquired Group, and, so far as the Sellers are aware, the Acquired Group has taken all steps reasonably necessary to maintain all such Registered Intellectual Property in force (including making all necessary filing and paying all required fees in a timely manner).
12.2	So far as the Sellers are aware, with the exception of any pending applications, all Registered Intellectual Property listed in Schedule 12.1 of the Sellers’ Disclosure Letter is in full force and effect in each jurisdiction in which it is registered. No Acquired Company has received, within the twelve-month period immediately preceding the date of this Agreement, written notice of any opposition to the grant of, or of any application for revocation of, or any challenge to the validity of any such Registered Intellectual Property.

12.3	So far as the Sellers are aware, the Acquired Group has taken all steps reasonably necessary to maintain, in all material respects, the confidentiality of any and all Intellectual Property owned by the Acquired Group constituting trade secrets.

12.4	No Acquired Company has received, during the twelve (12) months ending on the date of this Agreement, written notice of any claim that the use by the Acquired Group of any Intellectual Property in connection with the Business infringes the Intellectual Property of any third Person, other than infringements which, individually, would reasonably be expected to require a monetary payment by the Acquired Group of less than one million dollars ($1,000,000) (following which payment the relevant Acquired Company would be entitled to continue to use the relevant Intellectual Property, free of charge).

12.5	So far as the Sellers are aware, there is no current or pending claim or litigation by any Acquired Company alleging that another Person is infringing or has infringed any of the Intellectual Property owned by any Acquired Company, except for any claim or litigation that would reasonably be expected to require a monetary payment to an Acquired Company of less than one million dollars ($1,000,000).

13.	Information Technology

13.1	No Acquired Company (nor any Seller) has received any written notification during the twelve (12) months ending on the date of this Agreement that an Acquired Company is in material default under any licence or lease under which it is permitted to use any IT Systems necessary for the conduct of the Business.

13.2	During the twelve (12) months ending on the date of this Agreement, no material weaknesses have been cited in any report by the auditors of any Acquired Company in connection with the IT Systems used by the Acquired Group.

13.3	So far as the Sellers are aware, each Acquired Company is validly licensed to use all third-party software used in connection with the IT Systems and material to the Business.

14.	Real Property

14.1	Schedule 14.1 of the Sellers’ Disclosure Letter contains a list, as at the date of this Agreement, of all real property owned in whole or in part by any Acquired Company (collectively, the “Owned Real Property”). One of the Acquired Companies has good title to the Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances and Encumbrances that will be released at or prior to Completion. No material portion of any Owned Real Property is leased by any Acquired Company to any Person (other than an Acquired Company).

14.2	Schedule 14.2 of the Sellers’ Disclosure Letter contains a list, as at the date of this Agreement, setting forth the street address of all real property leased in whole or in part by any Acquired Company other than real property which is leased by any Acquired Company for site-related construction projects (collectively, the “Leased Real Property”). The Sellers have made available to the Purchasers complete and accurate copies of all leases relating to the Leased Real Property (the “Lease Agreements”). Each Lease Agreement is in full force and effect and constitutes legal, valid and binding obligations of the relevant Acquired Company in accordance with its terms.
14.3	So far as the Sellers are aware, no party is in material breach of any Lease Agreement and no written allegation of any such breach, or written notice of termination of any Lease Agreement, has been served or received by any Acquired Company within the twelve-month period immediately preceding the date of this Agreement that remains unresolved.

14.4	All rents and other payments due on or prior to the date of this Agreement in respect of the Leased Real Property under the relevant lease have been paid in full.

15.	Employees

15.1	Schedule 15.1 of the Sellers’ Disclosure Letter contains lists, as of the date of this Agreement, of:
(a)	each and every employment agreement between an Acquired Company and any of the senior-level management employees of the Acquired Group identified in such Schedule 15.1; and

(b)	each and every collective bargaining agreement applicable to any employee of the Acquired Group (other than national or industry-wide collective bargaining agreements or collective bargaining agreements imposed by Applicable Law) under which any Acquired Company has any outstanding future or contingent material obligations or liabilities.
15.2	The Sellers have made available to the Purchasers complete and accurate copies of all agreements referred to in paragraph 15.1 (or, if no such agreement exists, a summary of the principal terms of employment).

15.3	So far as the Sellers are aware:
(a)	there is no pending or threatened: (i) labour strike, work stoppage or other similar industrial action against any Acquired Company; (ii) unfair labour practice charge or complaint against any Acquired Company; (iii) union grievance against any Acquired Company, except, in the case of sub-paragraphs (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the results of operation or financial position of the Acquired Group taken as a whole; and

(b)	there is no pending or threatened: (i) employment discrimination charge (including as to pay or other employment conditions) against any Acquired Company; or (ii) other claim (whether civil, criminal, arbitration, administrative or otherwise) against any Acquired Company by any employee or former employee of the Acquired Group or by any Governmental Entity on behalf of any employee or former employee, except, where the charge or claim should not reasonably be expected to result in a liability on the part of the relevant acquired Company of more than one hundred thousand dollars ($100,000) individually.
15.4	So far as the Sellers are aware, as at the date of this Agreement, the Business is being conducted in all material respects in compliance with Applicable Law relating to employment and employment practices (including health and safety, and as regards data protection and privacy rights), terms and conditions of employment and wages and hours.

15.5	The employee records of each Acquired Company are: (i) up-to-date; (ii) in its possession; and (iii) true and complete in accordance with Applicable Law, in each case in all material respects.

16.	Pensions and Other Employee Benefits

16.1	Schedule 16.1 of the Sellers’ Disclosure Letter contains a list, as at the date of this Agreement, of:
(a)	each material employee benefit plan within the meaning of Section 3(3) of ERISA subject to Title I of ERISA maintained and sponsored by, and each “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (each, a “Multiemployer Plan”) contributed to by, any Acquired Company (collectively, the “US Plans”); and

(b)	each material written plan or programme providing retirement or post-retirement, termination and/or health and welfare benefits maintained or contributed to outside the United States by any Acquired Company or for which provision is made by any Acquired Company outside the United States (collectively, the “Non-US Plans”);
in each case, excluding any plan, programme or arrangement sponsored by any Governmental Entity (such as social security or similar government-mandated programmes).
16.2	Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the results of operation or financial position of the Acquired Group taken as a whole:
(a)	each US Plan (other than any Multiemployer Plan) and each Non-US Plan is in material compliance with Applicable Law and is being administered and operated in accordance with its terms;

(b)	each Non-US Plan that is capable of being formally approved or qualified by, or registered with, the appropriate taxation, social security, supervisory, fiscal or other applicable Governmental Entity in the relevant jurisdiction, in order to obtain tax approved, favoured or qualified status in such jurisdiction, has been so approved, qualified or registered and none of the Acquired Companies has received, during the thirty six (36) months ending on the date of this Agreement, notice from any Governmental Entity to the effect that such approved, qualified or registered status is likely to be withdrawn;

(c)	the Sellers have, for the Assumed Plan, and each Acquired Company has, for each US Plan (including each Multiemployer Plan) and Non-US Plan, accrued on the books and records of the relevant Acquired Company or made all contributions to each US Plan (including each Multiemployer Plan) and each Non-US Plan required by the terms of each such US Plan or Non-US Plan or any collective bargaining agreement or Applicable Law to be made by such Acquired Company since 1 January 2004; and

(d)	there are no pending or, so far as the Sellers are aware, threatened claims in writing (whether civil, criminal, arbitration, administrative or otherwise) with respect to any US Plan (other than any Multiemployer Plan) or any Non-US Plan (other than routine claims for benefits payable in the ordinary course and appeals of such denied claims).

16.3	Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the results of operation or financial position of the Acquired Group taken as a whole:
(a)	so far as the Sellers are aware, since 27 April 2004 in respect of any pension scheme which is subject to the laws and jurisdiction of England, no act or omission has taken place, and no circumstances exist which would reasonably be expected to expose the Acquired Companies (including their directors) to any liabilities arising under section 38 to 51 (inclusive) of the Pensions Act 2004;

(b)	all death benefits which may be payable (other than a refund of members’ contributions with interest, where appropriate), are fully insured with an insurance company authorised to carry on long-term insurance business;

(c)	for each US Plan (other than any Multiemployer Plan) that any Acquired Company intends to be “qualified” within the meaning of Section 401(a) of the Code, such Acquired Company has received, or has requested, a favourable determination letter from the IRS or is comprised of a master or prototype plan that has received a favourable opinion letter from the IRS;

(d)	no US Plan covered by Title IV of ERISA (other than any Multiemployer Plan) has been terminated and, so far as Sellers are aware, no proceedings have been instituted to terminate or appoint a trustee to administer any such plan;

(e)	since 1 January 2004, no “reportable event” as defined in Section 4043 of ERISA, for which the 30-day notice requirement has not been waived by the Pension Benefit Guaranty Corporation, has occurred with respect to any US Plan covered by Title IV of ERISA (other than any Multiemployer Plan);

(f)	no US Plan (other than any Multiemployer Plan) subject to Section 412 of the Code or Section 302 of ERISA has incurred any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, or obtained a waiver of any minimum funding standard or an extension of any amortisation period under Section 412 of the Code or Section 303 or 304 of ERISA; and

(g)	no Acquired Company has incurred any unsatisfied withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA to any Multiemployer Plan.
17.	Insurance

17.1	Schedule 17.1 of the Sellers’ Disclosure Letter sets out a list, as at the date of this Agreement, of each current insurance policy maintained by the Acquired Group. Copies of all of such policies have been made available to the Purchasers.

17.2	So far as the Sellers are aware, each insurance policy referred to in paragraph 17.1 is valid and enforceable. Each Acquired Company has paid all premiums due in respect of all the insurance policies maintained by it.

17.3	Schedule 17.3 of the Sellers’ Disclosure Letter sets out reasonable details of all individual claims in excess of one million dollars ($1,000,000) by an Acquired Company outstanding under any of the insurance policy maintained by the Acquired Group, and of all matters of which the Sellers are aware which they expect might give rise to any such claim.

17.4	Schedule 17.4 of the Sellers’ Disclosure Letter sets out a list, as at the date of this Agreement, of all agreements between any Acquired Company and insurers in connection with the settlement of any asbestos-related claims against an Acquired Company. Copies of all of such agreements have been made available to the Purchasers.
18.	Litigation

18.1	None of the Acquired Companies is involved in a civil, criminal, arbitration, administrative or other legal or administrative proceeding, other than any such proceeding which, if adversely determined, individually would reasonably be expected to require a monetary payment by the relevant Acquired Company of less than two million dollars ($2,000,000).

18.2	No Acquired Company has received, during the twelve (12) months ending on the date of this Agreement, notice in writing of any claim that would reasonably be expected to give rise to a civil, criminal, arbitration, administrative or other legal or administrative proceeding involving an Acquired Company, other than any such proceeding which, if adversely determined, individually would reasonably be expected to require a monetary payment by the relevant Acquired Company of less than two million dollars ($2,000,000).

18.3	None of the Acquired Companies has, during the three (3) years ending on the date of this Agreement, been involved in a civil, criminal, arbitration, administrative or other legal or administrative proceeding which has been resolved or settled, other than any such proceedings which resulted in a monetary payment by or to the relevant Acquired Company of less than two million dollars ($2,000,000).

18.4	There is no outstanding Order against any Acquired Company under which any such Acquired Company has performance or other obligations which have not been satisfied.

19.	Insolvency

19.1	No order has been made, petition presented or resolution passed by an Acquired Company for the winding up of such Acquired Company or for the appointment of a provisional liquidator to any Acquired Company.

19.2	No Acquired Company is in administration and no written notice has been received by an Acquired Company during the twelve (12) months ending on the date of this Agreement that a Person has taken any step (including the service of any notice or the filing of any document(s)) to place any Acquired Company in administration.

19.3	No receiver, receiver and manager or administrative receiver has been appointed of the whole or part of any Acquired Company’s business or assets.

19.4	No Acquired Company has entered into any compromise or arrangement with its creditors or any class of its creditors generally.

19.5	None of the Acquired Companies and the Sellers is unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 (but for this purpose ignoring the reference to “if it is proved to the satisfaction of the court that” in section 123(1)(e) and 123(2)).

20.	Taxes

20.1	All Returns relating to Tax which are required to be filed on or prior to the date of this Agreement with respect to the assets, income or operations of any Acquired Company have been filed, and have been true, correct and complete in all material respects.

20.2	All Taxes shown on the Returns referred to in paragraph 20.1 have been paid when due and payable, after giving effect to any applicable extensions, or have been accrued on the books and records of the relevant Acquired Company.

20.3	There are no material audits or claims by any Tax Authority (whether civil, criminal, arbitration, administrative or otherwise) presently being contested with regard to Taxes or Returns of any Acquired Company.

20.4	No Acquired Company is involved in any material dispute in relation to Tax with any Tax Authority.

20.5	No Acquired Company has, during the twelve (12) months ending on the date of this Agreement, paid, or received any written notice from any Tax Authority to the effect that it may be liable to pay, any penalty, fine, surcharge or interest in connection with any Tax.

20.6	Each Acquired Company: (i) is a registered taxable person for the purposes of applicable VAT legislation; (ii) has not been a member of any VAT group during the twelve (12) months ending on the date of this Agreement; (iii) has, during the three (3) years ending on the date of this Agreement, complied in all material respects with the requirements and provisions of applicable VAT legislation; and (iv) has maintained accurate and up to date records and other documents required by applicable VAT legislation.

20.7	The amounts of Tax chargeable on any Acquired Company during any accounting period ending on or within three (3) years before the Balance Sheet Date has not to any material extent depended on any concession, agreement or other formal or informal arrangement with any Tax Authority.

20.8	Each Acquired Company has properly operated the PAYE system (or other similar system outside the UK) deducting Tax as required by Applicable Law from all payments to or treated as made to or benefits provided for employees or ex-employees.

20.9	So far as the Sellers are aware, each Acquired Company is and has been resident solely in the jurisdiction of its incorporation for Tax purposes and has never been resident in any other jurisdiction and where such Acquired Company has a permanent establishment in any other jurisdiction, all taxes on profits attributable to that permanent establishment have been paid.

20.10	So far as the Sellers are aware, all transactions entered into between any Acquired Company and any of the Sellers or members of the ABB Group have been entered into on an arm’s length basis.

21.	Joint Ventures

21.1	So far as the Sellers are aware, each Joint Venture is a company or other entity duly organised or incorporated (as applicable), validly existing and, to the extent such concept is applicable to such Joint Venture, in good standing under the laws of the jurisdiction of its organisation. The Sellers have made available to the Purchasers true and correct copies of the by-laws, the memorandum and articles of association or equivalent constitutional documents of each Joint Venture prior to the date of this Agreement.

21.2	One or more Acquired Companies are the legal and beneficial owners of fifty per cent. (50%) of the partnership interests in Catalytic Distillation Technologies and fifty per cent. (50%) of the shares of or other equity interests in each of Chevron Lummus Global LLC and Hua Lu Engineering Co., Ltd.

21.3	All partnership interests in Catalytic Distillation Technologies and all shares of or other equity interests in each of Chevron Lummus Global LLC and Hua Lu Engineering Co., Ltd, in each case that are owned by any Acquired Company, are fully paid up and are free from all Encumbrances, except for any rights of pre-emption or similar Encumbrances referred to in the constituent documents of the relevant Joint Venture.

21.4	So far as the Sellers are aware, the Sellers’ Warranties in paragraphs 6.1, 11.1, 11.3, 11.4, 11.5, 12 and 18 of this Schedule, are true and accurate as if: (i) references to any Acquired Company were references to a Joint Venture; and (ii) references to the Acquired Group were references to a Joint Venture or each Joint Venture as the context requires.

22.	Brokers and Intermediaries

No agent, broker or other Person acting on behalf of the Sellers or any of their Affiliates (including the Acquired Companies) is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from any Acquired Company in connection with this Agreement or the Transactions.

SCHEDULE 6
CB&I’S WARRANTIES
1.	Organisation and Authority of the Purchasers

1.1	Each of the Purchasers and CB&I is a company duly organised or incorporated (as applicable), validly existing and, to the extent such concept is applicable to such Purchaser or CB&I, in good standing under the laws of the jurisdiction of its organisation and has the requisite capacity, power and authority to execute, deliver and perform this Agreement.

1.2	The execution, delivery and performance of this Agreement by each of the Purchasers and CB&I has been duly authorised and approved by the board of directors (or comparable governing body) of such Purchaser or CB&I, and, save for CB&I shareholder approval as referred to at Clause 4.1.1(b), no other corporate or similar action on the part of such Purchaser or CB&I is necessary to authorise the execution, delivery and performance of this Agreement.

1.3	This Agreement constitutes legal, valid and binding obligations of each of the Purchasers and CB&I in accordance with its terms.

1.4	The execution, delivery and performance by each of the Purchasers and CB&I of this Agreement does not conflict with or constitute a breach of (i) any provision of the by-laws, the memorandum and articles of association or equivalent constitutional documents of such Purchaser or CB&I; or (ii) any Order applicable to such Purchaser or CB&I or by which the assets of such Purchaser or CB&I are bound, in each case which would reasonably be expected, individually or in the aggregate, to materially and adversely affect the performance by such Purchaser or CB&I of its obligations under this Agreement.

1.5	Except for the consents or approvals contemplated to be obtained or filings contemplated to be made prior to Completion pursuant to Clause 4.2, or as would not reasonably be expected, individually or in the aggregate, to affect materially and adversely the performance by any of the Purchasers and CB&I of its obligations under this Agreement, no consent, approval or authorisation of any Governmental Entity is required to be obtained by any of the Purchasers and CB&I in connection with the execution, delivery and performance of this Agreement.

2.	Financing

The Purchasers have, and will have on the Completion Date, unrestricted cash on hand and, if necessary, unrestricted cash available to them under credit facilities in place on the date hereof, sufficient to pay the Purchase Price, all other amounts to be paid or repaid by the Purchasers under this Agreement (whether payable on or after the Completion), and all of the Purchasers’ and their Affiliates’ fees and expenses associated with the Transactions.

3.	Confidentiality Agreement

The Purchasers and their Affiliates that are subject to the terms of the Confidentiality Agreement and the Bidder Representatives have complied in all material respects with the terms of the Confidentiality Agreement, including the restrictions on contacting other potential acquirers of the Shares and the restriction on limiting the Purchasers’ financing sources from providing financing to, or arranging financing for, any other potential acquirer of the Shares.

4.	Investment Intent — Risk

4.1	CB&I is (indirectly) acquiring the Shares for its own account, for investment purposes only, and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributions or selling the Shares in violation of Applicable Law, including the Securities Act.

4.2	CB&I qualifies as an “accredited investor”, as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

4.3	CB&I understands that the Shares have not been registered under the Securities Act. CB&I acknowledges that the Shares may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of Applicable Law or pursuant to an applicable exemption therefrom.

4.4	CB&I is an informed and sophisticated participant in the transactions contemplated hereby and has sufficient knowledge and experience to evaluate the technical, commercial, financial, legal and other risks associated with acquiring the Shares on the terms hereunder. CB&I understands that the acquisition of the Shares to be acquired by it pursuant to the terms of this Agreement involves substantial risk. CB&I can bear the economic risk of its investment (which may be for an indefinite period).

5.	Absence of Arrangements with Management

As of the date hereof, there are no Contracts, undertakings, commitments, agreements or obligations or understandings between the Purchasers or any of their Affiliates, on the one hand, and any member of the management of any Acquired Company, on the other hand, relating to the Transactions or the operations of any Acquired Company prior to or after Completion.

6.	Brokers and Intermediaries

No agent, broker or other Person acting on behalf of the Purchasers or any of their Affiliates is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from any Seller or any of its Affiliates in connection with this Agreement or the Transactions.

SCHEDULE 7
THE SELLERS’ LIMITATIONS OF LIABILITY
1.	Time Limits

1.1	Neither Seller shall be liable in respect of any Warranty Claim or claim for breach of Clause 6.2 (other than a claim for breach of any of the Tax Warranties) unless written notice containing reasonable details of such Warranty Claim or claim for breach of Clause 6.2, including the Purchasers’ estimate (on a without prejudice basis) of the amount of the Warranty Claim or claim for breach of Clause 6.2, is given by or on behalf of the Purchasers to the Sellers no later than eighteen (18) months from the Completion Date.

1.2	Neither Seller shall be liable in respect of any claim for breach of any of the Tax Warranties or pursuant to Schedule 8 (Tax Covenant) unless written notice containing reasonable details of such claim, including the Purchasers’ estimate (on a without prejudice basis) of the amount of the claim, is given by or on behalf of the Purchasers to the Sellers no later than six (6) years from the Completion Date.

1.3	Any claim that has been properly notified to the Sellers in accordance with paragraph 1.1 or 1.2 above shall, if not previously satisfied, settled or withdrawn, be deemed to have been withdrawn six (6) months after such written notice being given to the Sellers or, in the case of a contingent liability or a claim to which paragraph 6.1 below applies, three (3) months after that liability becomes an actual liability or, as applicable, after the relevant insurer has refused to meet the claim made on it, unless legal proceedings in respect of such claim have been commenced by being both issued and served.

2.	Thresholds

2.1	Except for Locked Box Claims and Warranty Claims arising under paragraphs 1 or 2 of Schedule 5 (The Sellers’ Warranties), neither Seller shall be liable in respect of any Warranty Claim unless and until the amount of the liability pursuant to such Warranty Claim, when substantiated, exceeds five hundred thousand dollars ($500,000).

2.2	Except for Locked Box Claims and Warranty Claims arising under paragraphs 1 or 2 of Schedule 5 (The Sellers’ Warranties), neither Seller shall be liable in respect of any Warranty Claim unless and until the aggregate amount of the liability of the Sellers for all Warranty Claims not excluded by paragraph 2.1 above, when substantiated, exceeds ten million dollars ($10,000,000), in which case the Sellers shall be liable for the full amount of the substantiated Warranty Claims and not merely the excess over ten million dollars ($10,000,000).

3.	Maximum Liability

3.1	The maximum aggregate liability of the Sellers for all claims for breaches of Clause 6.2 and all Warranty Claims, except for any Locked-Box Claim or Warranty Claim arising under paragraph 1, 2, 3.3, 3.4 or 18.1 of Schedule 5 (The Sellers’ Warranties), shall not exceed fifty million dollars ($50,000,000).

3.2	Without prejudice to paragraph 3.1, the maximum aggregate liability of the Sellers for claims for all breaches of Clause 6.2, all Warranty Claims, all claims pursuant to paragraphs 2.1(a) to 2.1(e) (inclusive) of Schedule 8 (Tax Covenant) and all claims pursuant to Schedule 9 (Additional Covenant) shall not exceed five hundred and thirteen million dollars ($513,000,000).

4.	Currency

All amounts that may be recoverable by the Purchasers in connection with any Warranty Claim or claim for breach of Clause 6.2 that are expressed in a currency other than dollars shall, for purposes of establishing whether a monetary limit or threshold set out in this Agreement has been reached or exceeded, be converted into dollars at:
(a)	the rate which appears on the Reuters Screen FXBLFIX01 at 11:00 a.m. (London time) on the date on which such claim is made in accordance with this Agreement;

(b)	if no such rate is quoted on the Reuters Screen FXBLFIX01 at such time, the rate which appears on the Reuters Screen FXBLFIX01 at 11:00 a.m. (London time) on the date on which such claim is made in accordance with this Agreement; or

(c)	if no such rate is quoted on the Reuters Screen FXBLFIX01 at such time, the mid-point closing rate quoted in the Financial Times for the Business Day immediately preceding the date on which such claim is made in accordance with this Agreement.
5.	Matters Accounted for in Financial Statements

Neither Seller shall be liable in respect of any Warranty Claim if and to the extent the fact, matter, event or circumstance giving rise to the Warranty Claim is expressly provided or reserved for in the Balance Sheet or is otherwise fairly disclosed in the Financial Statements.

6.	Insured Claims

6.1	If and to the extent that the amount of any Warranty Claim is covered by a policy of insurance maintained by the Acquired Group or the Purchasers, the Purchasers shall use all reasonable endeavours to recover the amount of such Warranty Claim or such amount that is covered by such policy of insurance prior to making a Warranty Claim (but the Purchasers shall have the right to give notice of the relevant Warranty Claim under paragraph 1.1 or 1.2 above (as applicable) prior to such time).

6.2	Neither Seller shall be liable in respect of any Warranty Claim if and to the extent that the amount of such Warranty Claim is recovered by the Acquired Group or by either of the Purchasers or any of their other Affiliates under any policy of insurance maintained by them.

7.	Contingent Liabilities

Neither Seller shall be liable for any Warranty Claim based upon a liability which is contingent, unless and until such contingent liability becomes an actual liability (but the Purchasers shall have the right to give notice of such contingent liability under paragraph 1.1 or 1.2 above (as applicable) prior to such time).

8.	Consequential Losses

The Sellers shall not be liable for any indirect or consequential loss, loss of profit or loss of reputation suffered by the Purchasers or any of its Affiliates in connection with a Warranty Claim or other claim for breach of this Agreement.

9.	Matters Disclosed

9.1	Neither Seller shall be liable in respect of any Warranty Claim if and to the extent that the fact, matter, event or circumstance giving rise to such Warranty Claim is fairly disclosed pursuant to:
(a)	a provision of this Agreement or any of the Other Transaction Documents;

(b)	the Information Memorandum headed “ABB Lummus Global” issued by Credit Suisse and dated March 2007; or

(c)	the Sellers’ Disclosure Letter.
9.2	Without limiting the generality of paragraph 9.1 above, the Sellers shall not be liable for any claim for breach of paragraph 4 or 5 of Schedule 5 (The Sellers’ Warranties) in respect of any fact, matter, event or circumstance which is fairly disclosed in the VDD.

10.	Tax Savings

In calculating the liability of the Sellers for any claim for breach of this Agreement (other than a claim under Schedule 8 (Tax Covenant)), there shall be taken into account the amount by which any Tax for which the Purchasers or any of their Affiliates is now or may in the future be accountable or liable to be assessed is reduced or extinguished as a result of the matter giving rise to such liability and any repayment of Tax which would not have arisen but for the matter giving rise to such liability.

11.	Right to Cure

11.1	If a breach by either Seller of this Agreement (including a breach of any Sellers’ Warranty) is capable of being remedied, the Purchasers shall not be entitled to compensation for such breach unless they give the Sellers written notice of the breach and the Sellers:
(a)	fail to commence remedial action within thirty (30) days of such notice;

(b)	fail to pursue such action diligently at all times thereafter until the breach has been remedied; or

(c)	fail to remedy the breach within ninety (90) days after such notice.
11.2	Without prejudice to their duty under Applicable Law to mitigate any damage suffered by them, the Purchasers shall, or shall procure that their relevant Affiliates will, at the Sellers’ cost, provide all reasonable assistance to the Sellers in connection with any remedial action undertaken by the Sellers in accordance with paragraph 11.1 above.

12.	Recovery from Third Parties

12.1	If either of the Sellers pays an amount in respect of a Warranty Claim and the Purchasers or any of the Acquired Companies subsequently recovers from a third party an amount which, if received by the Purchasers or any of the Acquired Companies prior to the agreement or determination of the damages payable by the Seller pursuant to the Warranty Claim would have reduced the amount of such damages, the Purchasers will repay to such Seller an amount equal to the lesser of the amount recovered from the third party (less any reasonable costs incurred in obtaining such recovery and less any Taxation attributable to the recovery after taking account of any tax relief available in respect of any matter giving rise to the Warranty Claim) and the amount previously paid by such Seller to the Purchasers.

12.2	Where the Purchasers or any of their Affiliates are entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third Person a sum which indemnifies or compensates the Purchasers or such Affiliate (in whole or part) in respect of the liability or loss which is the subject of a Warranty Claim, the Purchasers or the relevant Affiliate shall, following the making of a Warranty Claim, take and continue to take all reasonable steps to enforce such recovery.

13.	Double Recovery

The Purchasers shall not be entitled to recover more than once under this Agreement in respect of the same damage suffered.

14.	Miscellaneous Other Limitations

14.1	Neither Seller shall be liable for any Warranty Claim (other than a claim for breach of any of the Tax Warranties to which the exclusions at paragraph 3 of Schedule 8 (Tax Covenant) shall apply) if and to the extent that the liability arises or is increased as a result of:
(a)	any legislation not in force at the date of this Agreement, but which takes effect retrospectively;

(b)	any change in the accounting policies, practices or procedures adopted by the Purchasers and/or their Affiliates (other than changes required to ensure compliance with Applicable Law in effect as of the date of this Agreement); or

(c)	any change in the rates of Taxation, any imposition of Taxation or any change in the practice (including the withdrawal of any extra-statutory concession) of any relevant Tax Authority, in each case announced or becoming effective (whether or not retrospectively) on or after the date of this Agreement.
14.2	Neither Seller shall be liable for any Warranty Claim (other than a claim for breach of any of the Tax Warranties to which the exclusions at paragraph 3 of Schedule 8 (Tax Covenant) shall apply) if and to the extent that the liability arises as a result of any voluntary act or omission of the Purchasers or any of their Affiliates after the date of this Agreement (including, following Completion, the Acquired Companies).

15.	Third-Party Claims

If the Purchasers become aware of any claim by any third party which ought reasonably to be expected to give rise to a claim by the Purchasers for breach of this Agreement (other than a claim for breach of any of the Tax Warranties) (a “Third-Party Claim”):
(a)	the Purchasers shall, within thirty (30) days of becoming aware of any Third-Party Claim, give written notice to and consult with the Sellers in respect of such Third-Party Claim;

(b)	the Purchasers shall, and shall procure that the Acquired Companies will:
(i)	at the written request and at the cost of the Sellers take such action or (at the Sellers’ option) permit the Sellers to take such action as the Sellers reasonably consider appropriate to avoid, defend, dispute, mitigate, appeal, settle or compromise the Third-Party Claim;

(ii)	provide to the Sellers and their professional advisers reasonable access to the premises and personnel of the Acquired Group for the purposes of investigating matters relevant to the Third-Party Claim; and

(iii)	take reasonable steps to preserve all information relevant to the Third-Party Claim; and
(c)	the Sellers (at their cost) may examine and take copies of the documents and records referred to in paragraph 15(b) above;
provided that, notwithstanding the foregoing, none of the Purchasers and the Acquired Companies shall be required to provide any information or access that such Person’s legal advisers have advised would violate Applicable Law, including Competition Laws, or the terms of any confidentiality agreement or confidentiality provision in any Contract or adversely impact any privilege, including legal professional privilege.
16.	Exclusions for Fraud

Nothing in this Schedule 7 shall apply to a claim that arises as a result of fraud by the Sellers.

SCHEDULE 8
TAX COVENANT
1.	Definitions and Interpretation

1.1	In this Schedule, words and expressions defined in Schedule 1 (Definitions and Interpretation) shall have the same meanings when used herein. In addition, in this Schedule:

“2006 Return Period” shall have the meaning set out in paragraph 7.1 of this Schedule.

“338 Valuations and Allocations” shall have the meaning set out in paragraph 11.2 of this Schedule.

“Actual Tax Liability” shall have the meaning set out in the definition of “Tax Liability” in this paragraph 1.1.

“ADSP” shall have the meaning set out in paragraph 11.2 of this Schedule.

“Brazilian Dispute” shall have the meaning set out in paragraph 2.1(e) of this Schedule.

“Claim for Tax” means, in any jurisdiction, (i) any assessment, audit, notice, letter, determination, demand, action or other document issued by or on behalf of any Tax Authority; and (ii) any return, amended return, computation, accounts or any other documents required for the purposes of Taxation; in each case, from which it appears that (a) a Tax Liability has been, or may be, imposed on any Acquired Company; (b) increased or further payment to a Tax Authority is, or may be, required to be made by or in respect of an Acquired Company; or (c) an Acquired Company is denied, or is sought to be denied, a Relief.

“Deemed Tax Liability” includes the utilisation or set-off of a Post-Completion Relief available to the Company against any Tax Liability or against any income, profits or gains where, but for such setting-off, the Purchasers would have been entitled to make a claim under this Schedule (ignoring for these purposes any financial limitations) in which case the amount of the Deemed Tax Liability shall be equal to the amount which would have been payable in the absence of the Deemed Tax Liability or any other Post-Completion Relief and shall also include the loss, non-availability or reduction of any right to a repayment of tax which is shown in the Balance Sheet in which case the amount of the Deemed Tax Liability shall be the amount shown in the Balance Sheet as the value of such repayment.

“Disputed Claim” shall have the meaning set out in paragraph 8.2(a) of this Schedule.

“Disputed Tax Payment” shall have the meaning set out in paragraph 9 of this Schedule.

“Event” means any event, transaction, default occurrence, act arrangement or omission whatsoever of any kind.

“Federal and Consolidated Returns” shall mean all Returns for income Taxes (other than income Tax imposed by a taxing jurisdiction outside of the United States) of the Acquired Companies for which any of the Acquired Companies join with the US Seller or any Affiliate of the US Seller that is not an Acquired Company to file Returns on a consolidated, unitary or combined basis.

“Intended Communication” shall have the meaning set out in paragraph 7.4(c) of this Schedule.

“Lummus Group” means the group of Acquired Companies that is included in any Federal and Consolidated Return.
“Overlap Period” shall have the meaning set out in paragraph 7.8 of this Schedule.
“Payee” shall have the meaning set out in paragraph 4.3 of this Schedule.
“Payer” shall have the meaning set out in paragraph 4.3 of this Schedule.
“Payment Amount” shall have the meaning set out in paragraph 6.2 of this Schedule.
“Post-Completion Period” means any taxable period ending after the Completion Date or, with respect to any taxable period beginning before and ending after the Completion Date, the portion of such taxable period beginning on the day following the Completion Date.
“Post-Completion Relief” means a Relief: (i) which arises as a consequence of an Event occurring after Completion or in respect of a period ending after Completion (and where a Relief arises from the ordinary course of business of an Acquired Company in respect of the period current at Completion, it shall be apportioned partly before and partly after Completion on the basis described in paragraph 7.9 of this Schedule); and (ii) arising as a result of an Event occurring or deemed to occur in the ordinary course of business after the Balance Sheet Date but on or before Completion or in respect of a period commencing on or after the Balance Sheet Date and ending on Completion in the ordinary course of business (and where a Relief arises in the ordinary course of business of an Acquired Company in respect of the period current at the Balance Sheet Date, it shall be apportioned partly before and partly after the Balance Sheet Date on an analogous basis to that described in paragraph 7.9 of this Schedule).
“Primary Person” shall have the meaning set out in paragraph 2.1(b) of this Schedule.
“Pro-Forma Return” shall have the meaning set out in paragraph 7.2(a) of this Schedule.
“Purchasers’ Return Period” shall have the meaning set out in paragraph 7.10 of this Schedule.
“Recovered Amount” shall have the meaning set out in paragraph 6.2 of this Schedule.
“Relevant Percentage” means the percentage of the issued share capital of an Acquired Company owned, directly or indirectly, by the US Seller or the NL Seller (as applicable).
“Relief” means any loss, allowance, exemption, credit, deduction or set off for the purposes of Tax or any right to repayment of Tax.
“section 338(h)(10) election” means an election made pursuant to section 338(h)(10) of the Code.
“Sellers’ Return Period” shall have the meaning set out in paragraph 7.2 of this Schedule.
“Tax Documents” means the Returns, claims, elections, correspondence and other documents which are required to be prepared on behalf of the Acquired Companies under paragraph 7 of this Schedule.
“Tax Liability” means not only a liability of an Acquired Company to make payments of, or in respect of, Tax (whether or not a primary liability of an Acquired Company or any other Person) (an “Actual Tax Liability”) but also a Deemed Tax Liability.

“Tax Losses” means, in the case of the NL Acquired Company, net operating losses available to that company on Completion, in the case of the German Acquired Company, net operating losses available to that company on Completion and in the case of the US Acquired Company, net operating losses available to that company on Completion (but only where a section 338(h)(10) election has not been made in respect of the acquisition of the US Acquired Company) excluding, in each case, any Post-Completion Relief.
“Transfer Taxes” shall have the meaning set out in paragraph 10 of this Schedule.
“United States Person” shall have the meaning set out in paragraph 7.1 of this Schedule.
“US Acquired Group” means all of the US Acquired Companies.
“US Group” means the group of companies which join with the US Seller to file Returns for income taxes on a consolidated, unitary or combined basis.
“US Tax Losses” means the net operating losses attributable to the Pre-Completion Period that are available to the US Group (excluding for this purpose the Lummus Group) under Applicable Law as a consequence of the making of the section 338(h)(10) election and which would not have been so available if a section 338(h)(10) election had not been made in respect of the acquisition of the US Acquired Company.
1.2	In this Schedule, references to income, profits or gains earned, accrued or received on or before a particular date, or in respect of a particular period, include income, profits or gains which are deemed for the purposes of any Tax to have been earned, accrued or received at or before that date or in respect of that period.

2.	Covenant

2.1	Subject to paragraph 3 of this Schedule, the US Seller in respect of each US Acquired Company covenants to pay to the US Purchaser, and the NL Seller in respect of each NL Acquired Company covenants to pay to the NL Purchaser an amount equal to:
(a)	the Relevant Percentage of any Tax Liability of any US Acquired Company or any NL Acquired Company which arises:
(i)	in consequence of an Event which occurred, or was deemed to occur, on or before Completion; or

(ii)	in respect of, or with reference to, any income, profits or gains which were earned, accrued or received on or before Completion;
(b)	the Relevant Percentage of any Tax Liability which is primarily the liability of a member of the ABB Group (the “Primary Person”) for which a US Acquired Company or an NL Acquired Company is liable in consequence of such Acquired Company at any time before Completion (i) being a member of the same group of companies including any affiliated, unitary or combined group of companies as the Primary Person; or (ii) having control of, being controlled by, or otherwise being connected with the Primary Person, for any Tax purpose;

(c)	the Relevant Percentage of any Tax Liability of any US Acquired Company or any NL Acquired Company which arises:
(i)	in consequence of an Event which occurred or was deemed to occur on or before the Balance Sheet Date; or

(ii)	in respect of or by reference to any income, profits or gains which were earned, accrued or received on or before the Balance Sheet Date which, in either case, has been discharged by the relevant Acquired Company on or before Completion to the extent that the amount of such Tax Liability exceeds the amount provided for in the Balance Sheet;
(d)	the Relevant Percentage of any fines, penalties or charges for which an Acquired Company is liable as a result of non-compliance with any Tax disclosure requirements in any jurisdiction of residence of an Acquired Company; and

(e)	the Relevant Percentage of any Tax Liability which relates to the dispute involving Consortium Lummus-Andromedan regarding the Rio Polimeros SA litigation in Brazil (the “Brazilian Dispute”).
2.2	The Sellers covenant to pay to the Purchasers all reasonable costs and expenses suffered or reasonably incurred by the Purchasers and/or the relevant Acquired Company in connection with any successful claim made pursuant to paragraph 2.1 of this Schedule.

2.3	The Purchasers covenant to pay to the Sellers an amount equal to any liability to Tax of either Seller or any other member of the ABB Group or an amount equal to any Tax assessed on either Seller or any member of the ABB Group which is a Tax Liability relating to an Acquired Company to the extent it:
(a)	arises (i) in consequence of an Event which occurred, or was deemed to occur, after Completion or (ii) in respect of, or with reference to, any income, profits or gains which were earned, accrued or received after Completion;

(b)	is a Tax Liability referred to in paragraph 3(b) of this Schedule (including, without limitation, any Tax Liability arising solely as a result of transactions in the ordinary course of business of the Acquired Company after the Balance Sheet Date but on or before Completion. For the purposes of this paragraph 2.3(b), references to a Tax Liability of an Acquired Company shall include a liability for Tax of the Lummus Group in respect of the Sellers’ Return Period arising from transactions in the ordinary course of business calculated on the basis of the Pro-Forma Returns and on the hypothesis that the members of the Lummus Group are not members of the US Group; or

(c)	is a Tax Liability which arises during the portion of the Overlap Period that begins on the day following the Completion Date.
The covenants in this paragraph 2.3 shall not apply to a Tax Liability to the extent that: (i) if the Tax Liability were to be discharged by an Acquired Company then a liability would arise for the US Seller or NL Seller under this Schedule; and (ii) any US Tax Losses are available, or on completion of procedural formalities would be so available, to the US Seller or any other member of the US Group other than the Lummus Group to set against or otherwise mitigate the Tax Liability.
2.4	The Purchasers covenant to pay the Sellers all reasonable costs and expenses suffered or reasonably incurred by the Sellers in connection with any successful claim made pursuant to paragraph 2.3 of this Schedule.

2.5	All amounts paid by the Sellers or the Purchasers pursuant to paragraphs 2.1 and 2.3 of this Schedule shall, to the extent permitted by Applicable Law, be treated as adjustments to the Purchase Price for all Tax purposes.

3.	Exclusions

The covenants in paragraphs 2.1(a) to 2.1(d) (inclusive) of this Schedule do not apply in respect of a Tax Liability of an Acquired Company and the Sellers shall not be liable for a breach of paragraph 20 of Schedule 5 (The Sellers’ Warranties) to the extent that:
(a)	provision or reserve in respect of that Tax Liability was made or reflected in the Financial Statements or payment or discharge of such Tax Liability was reflected in the Financial Statements;

(b)	the Tax Liability arises solely as a result of transactions in the ordinary course of business of the Acquired Company after the Balance Sheet Date but on or before Completion (for this purpose, any inclusion under Sub-part F of the Code by the US Seller or any Acquired Company shall be treated as a Tax Liability arising solely as a result of transactions in the ordinary course of business of the Acquired Companies);

(c)	payment or discharge of the Tax Liability has been made prior to Completion, provided that this exclusion shall not apply to the covenant in paragraph 2.1(c) of this Schedule;

(d)	the Tax Liability arises or is increased as a result of: (i) a change in Tax rates or in legislation made after the Balance Sheet Date; or (ii) a change or withdrawal after the Balance Sheet Date of any previously published practice, or published concession or official published interpretation of any Tax Authority; in each case with retrospective effect;

(e)	the Tax Liability would not have arisen but for an omission or a voluntary act or transaction carried out (other than in fulfilment of a legally binding commitment entered into by any Acquired Company on or before Completion) by the Purchasers or any Acquired Company (including any act or omission by any Representative of the Purchasers or an Acquired Company) after Completion and otherwise than in the ordinary course of business of the relevant Acquired Company as such business was conducted at Completion provided that this exclusion shall not apply to any action required to be taken by the Purchasers or the Acquired Companies pursuant to paragraphs 7.3 to 7.5 of this Schedule;

(f)	the Tax Liability would not have arisen but for a cessation of trade by, or a change in the nature or conduct of the trade of, an Acquired Company on or after Completion;

(g)	the Tax Liability arises or is increased solely in consequence of any failure by the Purchasers to comply with, or a failure to procure the compliance of an Acquired Company with, any of their respective obligations under this Schedule;

(h)	the Tax Liability results from or is increased by any change on or after Completion in:
(i)	the accounting reference date of any Acquired Company; or

(ii)	any change in the accounting policies or Tax reporting practices of any Acquired Company other than to the extent that the relevant Acquired Company has not complied with generally accepted accounting principles and such change is required to comply with generally accepted accounting principles;

(i)	such Tax Liability has been discharged without cost to the Purchasers or the relevant Acquired Company;

(j)	any Tax Losses are available to the relevant Acquired Company to set against or otherwise mitigate the Tax Liability; or

(k)	the Tax Liability would not have arisen but for:
(i)	the making of a claim, election, surrender or disclaimer, the giving of a notice or consent, or the doing of any other thing under the provisions of any enactment or regulation relating to Tax, in each case after Completion by the Purchasers; or

(ii)	the failure or omission on the part of any Acquired Company (other than at the Sellers’ direction) to make any such valid claim, election, surrender or disclaimer, or to give any such notice or consent or to do any other such thing, as the Sellers may reasonably request pursuant to paragraphs 7.3 and 7.6 of this Schedule in respect of periods or matters ending or occurring on or before Completion.
3.2	The provisions of paragraphs 1, 2, 3.2 and 14 of Schedule 7 (Sellers’ Limitations of Liability) shall apply mutatis mutandis to claims made under paragraphs 2.1(a) to 2.1(e) (inclusive) of this Schedule.

4.	Payment of Claims

4.1	Other than in respect of Disputed Claims (to which paragraph 9 of this Schedule applies), the Sellers shall pay (in cleared funds) to the Purchasers any required sum under paragraph 2 of this Schedule:
(a)	in the case of an Actual Tax Liability other than a claim under paragraph 2.1(e) of this Schedule, on the later of (i) the date ten (10) Business Days after the date of which the Sellers receive written details of the amount of the liability from the Purchasers or (ii) the date five (5) Business Days before the last date on which the payment of Tax may be made (ignoring for these purposes the availability of any other Relief), in order to avoid incurring a liability to interest and/or penalties;

(b)	in the case of an Actual Tax Liability the subject of a claim under paragraph 2.1(e) of this Schedule, on the date when it is finally determined that a Tax Liability will become payable in relation to the Brazilian Dispute;

(c)	in respect of any Tax Liability which is a Deemed Tax Liability, on the later of (i) the date ten (10) Business Days after the date on which the Sellers receive written details of the amount of the liability from the Purchasers; or (ii) in the case of utilisation or set-off of a Post-Completion Relief, the date on which the relevant Acquired Company would have had to pay the Tax but for the utilisation or set-off of a Post-Completion Relief; or

(d)	on the date ten (10) Business Days following the date on which notice giving written details of the amount due is received by the Sellers from the Purchasers for any payment under paragraphs 2.1(d) and 2.2 of this Schedule.
4.2	The Purchasers shall or shall procure that the Acquired Companies pay (in cleared funds) any required sum under paragraph 2.3 of this Schedule on the date ten (10) Business Days following the date on which notice giving written details of the amount due is received by the Purchasers from the Sellers for any payment under paragraphs 2.3 or 2.4 of this Schedule.
4.3	All sums payable by either the Sellers or the Purchasers (the “Payer”) to the Purchasers or Sellers as appropriate (the “Payee”) pursuant to this paragraph 4 shall be paid free and clear of all deductions and withholdings whatsoever (including Tax), save only as may be required by law.

4.4	If any deductions or withholdings are required by Applicable Law to be made from any of the sums payable as mentioned in paragraph 4.3 of this Schedule, the Payer shall be obliged to pay to the Payee such additional amounts as will ensure that the net amount received by the Payee will equal the full amount it would have received in the absence of any such requirement to make a deduction or withholding (provided, however, that this paragraph shall only apply to the extent that payments are made as between: (i) the NL Seller and the NL Purchaser; (ii) the US Seller and the US Purchaser; or (iii) the NL Seller and/or the US Seller and any other Purchaser that is a party to this Agreement provided that neither the NL Seller nor the US Seller shall be under any greater obligation to such other Purchaser than they would have been to the NL Purchaser or the US Purchaser, as the case may be).

4.5	If any sum payable by the Payer to the Payee under this paragraph 4 shall be subject to Taxation in the hands of the Payee (disregarding for this purpose any Reliefs other than any Tax Losses available to the Payee), the Payer shall be under the same obligation to make an increased payment in relation to that Taxation as if the liability were a deduction or withholding required by Applicable Law (provided, however, that this paragraph shall only apply to the extent that payments are made as between: (i) the NL Seller and the NL Purchaser; (ii) the US Seller and the US Purchaser; or (iii) the NL Seller and/or the US Seller and any other Purchaser that is a party to this Agreement provided that neither the NL Seller nor the US Seller shall be under any greater obligation to such other Purchaser than they would have been to the NL Purchaser or the US Purchaser, as the case may be).

5.	Corresponding Savings and Over-Provisions

5.1	If the Purchasers or an Acquired Company becomes aware that:
(a)	any Tax Liability which has resulted in a payment being made by (or becoming due from) the Sellers under this Schedule, where such Tax Liability has given rise to a corresponding saving for an Acquired Company, the Purchasers or any Affiliate thereof; or

(b)	any provision for Tax (other than deferred Tax) contained in the Balance Sheet or the Financial Statements proves to be an over-provision (other than to the extent the over-provision would arise or be increased as a result of any retrospective change in the law after Completion or by any Post-Completion Relief), the Purchasers shall promptly give details of such corresponding saving or over-provision by written notice to the Sellers.
5.2	The Sellers may at their own cost and expense at any time instruct the relevant Acquired Company’s auditors to determine in writing the extent of any corresponding saving or over-provision (whether or not details have been notified to the Sellers in accordance with paragraph 5.1 of this Schedule). If such auditors determine that a corresponding saving or over-provision has arisen, an amount equal to the value (as so determined in writing) of the Relevant Percentage of such corresponding saving or over-provision:

(a)	shall be set off against any payment then due from the Sellers to the Purchasers under this Schedule or for breach of paragraph 20 of Schedule 5 (The Sellers’ Warranties); and

(b)	to the extent there is any excess, such excess shall be set against any payment(s) already made or subsequently due under this Schedule or for breach of paragraph 20 of Schedule 5 (The Sellers’ Warranties) in chronological order until exhausted, provided that to the extent that such corresponding saving or over-provision is set-off against any payment already made by the Sellers, it shall promptly be repaid by the Purchasers to the Sellers.
5.3	If a written determination has been issued as referred to in paragraph 5.2 of this Schedule or this paragraph 5.3, the Sellers or the Purchasers may, on or before the sixth anniversary of Completion, request the relevant Acquired Company’s auditors:
(a)	to review (at the expense of the Party requesting the review, or where a payment becomes due under paragraph 5.4 of this Schedule, at the expense of the Party which is required to make such payment under such paragraph 5.4) such written determination in the light of all relevant circumstances at the time of the review; and

(b)	to determine in writing whether in the light of such circumstances the original written determination should be amended.
5.4	If the new written determination referred to at paragraph 5.3 of this Schedule states that the original written determination should be amended, an adjusting payment equal to the difference between the sum in the original written determination and the sum in the amended written determination shall be made by the Sellers or the Purchasers (as appropriate) as soon as reasonably practicable.

6.	Recovery from Third Parties

6.1	If an Acquired Company is entitled to recover from any Person (other than the Purchasers or another Acquired Company or any employee of an Acquired Company, but including any Tax Authority) any sum in respect of any Tax Liability to which paragraph 2.1 of this Schedule applies (or which relates to a breach of paragraph 20 of Schedule 5 (The Sellers’ Warranties)), the Purchasers shall procure that the Acquired Company shall:
(a)	promptly notify the Sellers of all relevant details concerning such entitlement after such Acquired Company becomes aware thereof;

(b)	take all appropriate steps to enforce recovery under such entitlement (if so required by the Sellers and at the Sellers’ expense);

(c)	keep the Sellers fully informed of the progress of any such action for the purpose of making recovery in accordance with this paragraph 6.1; and

(d)	promptly pay to the Sellers the sum equal to the lesser of (after taking into account all costs and expenses incurred in making any recovery to the extent that such costs and expenses have not already been recovered from the Sellers):
(i)	any amount so recovered (together with an amount equal to any interest payment or repayment supplement received by the Acquired Company in connection with the recovery); and

(ii)	the amount already paid by the Sellers in respect of such Tax Liability under paragraph 2.1 of this Schedule or for breach of paragraph 20 of Schedule 5 (The Sellers’ Warranties).
6.2	If any amount recovered (the “Recovered Amount”) by any Acquired Company in accordance with paragraph 6.1 of this Schedule exceeds any payment made to the Sellers under paragraph 6.1(d) (the “Payment Amount”) then an amount equal to the difference between the Payment Amount and the Recovered Amount shall be set off against the liability of the Sellers in respect of any future claims under this Schedule or for breaches of paragraph 20 of Schedule 5 (The Sellers’ Warranties).

7.	Conduct of Pre-Completion Tax Affairs

7.1	In respect of the Acquired Companies which are United States persons within the meaning of Section 7701(a)(30) of the Code (“United States Persons”), subject to the following provisions of this paragraph 7, the Sellers or their duly authorised agent shall, in respect of all accounting, or taxable periods, ending on or before the Balance Sheet Date (the “2006 Return Period”):
(a)	have the exclusive obligation and authority to prepare and file or cause to be filed the Returns of the Acquired Companies which are United States Persons for the 2006 Return Period;

(b)	prepare on behalf of the Acquired Companies which are United States Persons all claims, elections, surrenders, disclaimers, notices and consents relating to Tax for the 2006 Return Period; and

(c)	deal with all matters relating to Tax which concern or affect the Acquired Companies which are United States Persons, including all negotiations and correspondence with any Tax Authority and the making of any agreements relating to Tax.
7.2	In respect of the Acquired Companies which are United States Persons, subject to the following provisions of this paragraph 7, the Sellers or their duly authorised agent shall, in respect of all accounting, or taxable periods, beginning after the Balance Sheet Date and ending on or before Completion (including where required by law or where the Seller or the Acquired Company has the ability to so elect, any short accounting period ending on Completion) (the “Sellers’ Return Period”):
(a)	prepare on a timely basis and file within applicable time limits (taking into account any extensions permitted by law) the Returns of the Acquired Companies which are United States Persons for the Sellers’ Return Period which, with respect to any Acquired Company that is included in any Federal and Consolidated Return for a Pre-Completion Period, shall be a pro-forma Return (each such Return, a “Pro-Forma Return”);

(b)	prepare on a timely basis and file within applicable time limits (taking into account any extensions permitted by law) on behalf of the Acquired Companies which are United States Persons all claims, elections, surrenders, disclaimers, notices and consents relating to Tax for the Sellers’ Return Period; and

(c)	deal with all matters relating to Tax which concern or affect the Acquired Companies which are United States Persons, including all negotiations and correspondence with any Tax Authority and the making of any agreements relating to Tax provided the making of such agreement does not materially increase the Liability to Tax of the Acquired Companies in subsequent periods.

7.3	The Purchasers shall and shall procure that each Acquired Company which is a United States Person shall provide the Sellers with such assistance, information and access to documents and records of or relating to an Acquired Company which is a United States Person that is reasonable and necessary to enable the Sellers to prepare the Returns for the 2006 Return Period and/or the Sellers’ Return Period.

7.4	The Sellers or their duly authorised agent shall in respect of the Sellers’ Return Period:
(a)	deliver all Tax Documents which have been prepared in accordance with paragraph 7.2 of this Schedule to the Purchasers in draft form at least twenty-five (25) Business Days prior to their intended submission to a Tax Authority in order to allow the Purchasers to comment on the Tax Documents in accordance with paragraph 7.5 of this Schedule;

(b)	deliver a copy of all correspondence, or a note of any other communication, which it receives from or has with a Tax Authority to the Purchasers within ten (10) Business Days of receipt of that correspondence or communication from the Tax Authority insofar as it is relevant to the Tax Documents; and

(c)	inform the Purchasers in writing of the content of all material discussions, correspondence or other communication which it is intending to have with or submit to any Tax Authority insofar as it is relevant to the Tax Documents at least fifteen (15) Business Days prior to the intended discussion or submission of the correspondence or other communication (in each case, an “Intended Communication”) in order to allow the Purchasers to comment on the content of the Intended Communication in accordance with paragraph 7.5 of this Schedule.
7.5	The Purchasers shall be entitled to comment on all Tax Documents and Intended Communications delivered to them under paragraph 7.4 of this Schedule which such comments shall be made within ten (10) Business Days of the date of receipt of the Tax Documents or Intended Communications. The Sellers shall take into account any reasonable comments made by the Purchasers in such Tax Documents or Intended Communications. To the extent that there is a disagreement between the parties as to the reasonableness of any comments made by the Purchasers, the Purchasers and Sellers agree to consult in good faith, it being understood that any such disagreement shall be resolved in a manner consistent with past practices with respect to such matters unless otherwise required by Applicable Law and provided that such practices are lawful and in accordance with generally accepted accounting principles or generally accepted Tax practice and provided further that the Tax Documents or Intended Communications shall be required to be true and accurate in all material respects.

7.6	The Sellers or their duly authorised agent shall deliver all Tax Documents which have been prepared pursuant to paragraph 7.4 of this Schedule and which are required to be signed by or on behalf of an Acquired Company which is a United States Person to such Acquired Company for authorisation and signing no later than ten (10) Business Days before the expiry of any time limit in relation to any Tax Document (subject to the Purchasers having provided any comments under paragraph 7.5 of this Schedule within the time period specified therein). Notwithstanding the foregoing, and in the absence of any disagreement, where the Sellers are in breach of their obligations under paragraph 7.4 the Purchasers shall, where permitted by law, be entitled to: (i) submit a Tax Document at any time after twenty-five (25) Business Days from the date on which comments on such Tax Document were due to be delivered to the Sellers in accordance with paragraph 7.5 of this Schedule; and (ii) submit any Intended Communication at any time after fifteen (15) Business Days from the date on which comments on the Intended Communication were due to be delivered to the Sellers in accordance with paragraph 7.5 of this Schedule.

7.7	Any costs incurred by the Purchasers or an Acquired Company (as the case may be) in respect of the reviewing of or commenting on the Tax Documents and Intended Communications shall be for the Purchasers’ or the relevant Acquired Company’s account (as the case may be). Where the Sellers are in breach of their obligations under paragraph 7.4 of this Schedule, any costs incurred by the Purchasers or an Acquired Company (as the case may be) in respect of the preparation and submission of the Tax Documents and Intended Communications shall be for the Sellers’ account. Any costs incurred by the Sellers in preparing and submitting the Tax Documents or Intended Communications shall be for the Sellers’ account.

7.8	In respect of all accounting or taxable periods other than the 2006 Return Period, the Sellers’ Return Period or the Purchasers’ Return Period, the Purchasers shall have the sole conduct of the preparation and submission to the relevant Tax Authority of the Returns, all correspondence relating to and agreement of the Tax liabilities of the Acquired Companies and all negotiations relating to such matters. Notwithstanding the foregoing, prior to the filing of any Return with respect to any taxable period beginning before Completion and ending after Completion (the “Overlap Period”) and no later than twenty-five (25) Business Days prior to the due date for filing of such Return, the Purchasers shall provide the Sellers with notice, which notice shall include a draft of such Return. No later than ten (10) Business Days prior to the due date for filing of such Return, the Sellers shall notify the Purchasers of any comments and amendments which it wishes to make to such Return and the Purchasers shall take into account such reasonable comments and amendments. Any disagreement between the parties shall be dealt with in accordance with the principles of paragraph 7.5 of this Schedule.

7.9	For purposes of this Agreement, Taxes related to an Overlap Period shall be apportioned between the Pre-Completion Period and the Post-Completion Period as follows: (i) in the case of Taxes other than income, sale and use and withholding Taxes, on a per-diem basis and (ii) in the case of income, sales and use and withholding Taxes, as determined from the books and records of the Sellers and/or the Acquired Companies as though the taxable year of the Sellers and/or the Acquired Companies terminated at the close of business on the Completion Date.

7.10	In respect of the Acquired Companies which are not United States Persons, subject to the following provisions of this paragraph 7, the Purchasers or their duly authorised agent shall, in respect of all accounting, or taxable periods, ending on or before Completion (including where required by law or where the Seller or Acquired Company has the ability to so elect, any short accounting period ending on Completion) (the “Purchasers’ Return Period”):
(a)	prepare on a timely basis and submit the Returns of the Acquired Companies, which are not United States Persons, for the Purchasers Return Period to the extent that the same shall not have been prepared and filed before Completion;

(b)	prepare and submit on behalf of the Acquired Companies, which are not United States Persons, all claims, elections, surrenders, disclaimers, notices and consents relating to Tax consistent with past practices for the Purchasers’ Return Period to the extent that the same shall not have been prepared and submitted before Completion; and

(c)	deal with all matters relating to Tax which concern or affect the Acquired Companies, which are not United States Persons, including all negotiations and correspondence with any Tax Authority and the making of any agreements relating to Tax.
7.11	The Sellers shall provide the Purchasers with such assistance, information and access to documents and records relating to any Acquired Company which are within the possession or control of the Sellers, that is reasonable and necessary to enable the Purchasers to prepare the Tax returns for the Purchasers’ Return Period.
7.12	The Purchasers or their duly authorised agent shall in respect of the Purchasers’ Return Period:
(a)	deliver all Tax Documents which have been prepared in accordance with paragraph 7.10 of this Schedule to the Sellers in draft form at least twenty-five (25) Business Days prior to their intended submission to a Tax Authority in order to allow the Sellers to comment on the Tax Documents in accordance with paragraph 7.13 of this Schedule;

(b)	deliver a copy of all correspondence, or a note of any other communication, which the Purchasers receive from or have with a Tax Authority to the Sellers within ten (10) Business Days of receipt of that correspondence or communication from the Tax Authority insofar as it is relevant to the Tax Documents; and

(c)	inform the Sellers in writing of the content of all material discussions, correspondence or other communication which it is intending to have with or submit to any Tax Authority insofar as it is relevant to the Tax Documents at least fifteen (15) Business Days prior to the intended discussion or submission of the correspondence or other communication (in each case, an “Intended Communication”) in order to allow the Sellers to comment on the content of the Intended Communication in accordance with paragraph 7.13 of this Schedule.
7.13	The Sellers shall be entitled to comment on all Tax Documents and Intended Communications delivered to them under paragraph 7.12 of this Schedule and such comments shall be made within ten (10) Business Days of the date of receipt of the Tax Documents or Intended Communications. The Purchasers shall take into account any reasonable comments made by the Sellers in such Tax Documents or Intended Communications. To the extent that there is disagreement between the parties as to the reasonableness of any comments made by the Sellers, the Purchasers and the Sellers agree to consult in good faith, it being understood that any such disagreement shall be resolved in a manner consistent with past practices with respect to such matters unless otherwise required by Applicable Law and provided that such practices are lawful and in accordance with generally accepted accountancy principles or generally accepted Tax practice and provided further that the Tax Documents or Intended Communications shall be required to be true and accurate in all material respects. Notwithstanding the foregoing, and in the absence of any disagreement, the Purchaser shall be entitled to: (i) submit a Tax Document at any time after twenty-five (25) Business Days from the date on which such Tax Document was delivered to the Sellers in accordance with paragraph 7.12(a) of this Schedule; and (ii) submit any Intended Communication at any time after fifteen (15) Business Days from the date on which the Intended Communication was delivered to the Sellers in accordance with paragraph 7.12(c) of this Schedule.

8.	Conduct of Claims for Tax

8.1	If the Purchasers or any Acquired Company becomes aware of a Claim for Tax which may give rise to a Tax Liability for which the Sellers might be liable under paragraph 2 of this Schedule or for breach of paragraph 20 of Schedule 5 (The Sellers’ Warranties), the Purchasers shall give written details of the relevant matters to the Sellers as soon as reasonably practicable and in any case involving an assessment with a time limit for appeal and where such appeal has not already been lodged by the Purchasers or an Acquired Company at least fifteen (15) Business Days before the expiry of that time limit and the Sellers shall be entitled, at the Sellers’ expense, to resist such Claims for Tax for and on behalf and in the name of the relevant Acquired Company, in each case, subject to the remaining provisions of this paragraph 8.
8.2	The Purchasers shall (and, where relevant, shall procure that each relevant Acquired Company will):
(a)	take such action as the Sellers may reasonably request in writing to avoid, dispute, defend, resist, appeal or compromise any Claim for Tax (a “Disputed Claim”), subject to the Sellers agreeing (to the Purchasers’ reasonable satisfaction) to indemnify the Purchasers or the relevant Acquired Company (as applicable) against any reasonable out-of-pocket costs which it may suffer or incur as a result of taking such action;

(b)	make available to the Sellers such employees of the relevant Acquired Company or the Purchasers as the Sellers may reasonably require and all such information as may be available and as may reasonably be requested by the Sellers for avoiding, disputing, resisting, appealing, compromising or contesting any such Claim for Tax; and

(c)	not accept or pay or compromise any such Claim for Tax without the Sellers’ prior written consent, such consent not to be unreasonably withheld or delayed; and

(d)	not be required to take any action which it can reasonably demonstrate would materially increase the Liability to Tax of any Acquired Company in subsequent periods.
8.3	The Sellers shall:
(a)	keep the Purchasers fully informed of all relevant matters known to them or the Sellers’ relevant advisers concerning any Disputed Claim;

(b)	provide the Purchasers with copies of all relevant documents in the Sellers’ possession or control in relation to any Disputed Claim;

(c)	not transmit to a Tax Authority any material communication pertaining to the dispute and in particular no proposal for a consent to any settlement or compromise without the same having been submitted to and approved by the Purchasers, such approval not to be unreasonably withheld or delayed;

(d)	save where such Claim for Tax relates to the Brazilian Dispute, not be entitled to resist any such Claim for Tax to the extent that it would involve the Purchasers or any relevant Acquired Company contesting a Disputed Claim beyond the first appellate body (excluding the Tax Authority which has made the Disputed Claim) in the jurisdiction concerned unless Tax counsel of appropriate seniority and experience appointed by the Sellers, confirms that (taking into account, among other things, the quantum of the relevant liability, the technical issues relevant to the Disputed Claim and the likelihood of the Sellers successfully challenging such Claim for Tax) it would be reasonable for the Sellers to pursue that course of action.
8.4	If the Sellers do not request the relevant Acquired Company to take any action within thirty (30) Business Days following the Sellers’ receipt of written details relating to the Claim for Tax from the Purchasers in accordance with paragraph 8.2 of this Schedule, the Purchasers or any relevant Acquired Company shall be free to pay or settle the Claim for Tax on such terms as it may in its absolute discretion consider appropriate.

9.	Payment of Disputed Claims

In respect of a Disputed Claim, the Sellers shall pay any required sum under paragraph 2 of this Schedule within thirty (30) days following settlement, compromise or abandonment of the Disputed Claim unless the action requested by the Sellers pursuant to paragraph 7.3 of this Schedule cannot be taken prior to the Tax the subject matter of the Disputed Claim being paid (in which case, an amount equal to that amount of Tax (a “Disputed Tax Payment”) shall be paid by the Sellers promptly upon receipt by the Sellers of a written notice from the Purchasers for that amount). For the avoidance of doubt, if the Sellers are required to make a Disputed Tax Payment and the Disputed Claim is settled or compromised for a lesser sum than the amount of the Disputed Tax Payment, the difference between the Disputed Tax Payment and the amount at which the Disputed Claim is settled or compromised shall be treated as an amount to which paragraph 6 of this Schedule applies.

10.	Transfer Taxes

The Purchasers shall be responsible for, and shall pay or cause to be paid all stamp, transfer documentary, sales and use, VAT, registration and other similar taxes and fees (including any penalties and interest) incurred as a consequence of the transfer of any shares in the Acquired Companies pursuant to this Agreement (collectively, the “Transfer Taxes”), other than any Transfer Taxes which arise as a consequence of the making of a section 338(h)(10) election.

11.	Section 338(h)(10)

11.1	Notwithstanding anything herein to the contrary, the US Seller and the Purchasers (or the appropriate subsidiary thereof) shall jointly complete and make a timely section 338(h)(10) election with respect to the US Company and each of the eligible members of the US Acquired Group on Form 8023 or in such other manner as may be required by rule or regulation of the U.S. Internal Revenue Service and shall jointly make an election in the manner required under any analogous provisions of state or local law with respect to the US Company and each of the eligible members of the US Acquired Group. The US Seller and the Purchasers shall prepare Form 8023 and all such forms as are required as attachments to Form 8023 (and all forms under analogous provisions of state or local law) in accordance with applicable Tax laws. Such duly executed and completed forms as are required to be filed under Section 338(h)(10) of the Code (and analogous provisions of state or local law) shall be delivered by the US Seller and Purchasers to each other.

11.2	The US Seller and the Purchasers agree to use commercially reasonable efforts to perform or cause to be performed on or prior to the Completion Date: (i) an initial valuation of assets of the US Company and the eligible members of the US Acquired Group for purposes of Section 338 of the Code; (ii) a computation of the aggregate deemed sale price (“ADSP”) (as defined under U.S. Treasury Regulations Section 1.338-4) with respect to the US Company and each of the eligible members of the US Acquired Group; and (iii) an allocation of ADSP of the US Company and the eligible members of the US Acquired Group for purposes of Section 338 of the Code (collectively, the “338 Valuations and Allocations”).

11.3	If the US Seller and the Purchasers agree upon the 338 Valuations and Allocations on or prior to the Completion Date, then such 338 Valuations and Allocations shall be used for purposes of all relevant Returns, reports and filings, and neither the Seller nor the Purchasers shall take any position that is inconsistent therewith.

11.4	If the US Seller and the Purchasers cannot agree upon the 338 Valuations and Allocations on or prior to the Completion Date, then the first public accounting firm of any of Deloitte, Ernst & Young, KPMG or PriceWaterhouseCoopers in alphabetical order that is not currently serving as the auditor of any of the US Seller, any US Company or the Purchasers (or as

otherwise agreed between the US Seller and the Purchasers) shall be selected to determine the 338 Valuations and Allocations. The 338 Valuations and Allocations determined by such independent public accounting firm shall be final and binding. The fees and expenses incurred with respect to the independent public accounting firm performing the 338 Valuations and Allocations shall be allocated fifty per cent. (50%) to the US Seller and fifty per cent. (50%) to the Purchasers. The 338 Valuations and Allocations determined pursuant to this paragraph 10.4 shall be used for purposes of all relevant Returns, reports and filings, and neither the US Seller nor the Purchasers shall take any position that is inconsistent therewith.
11.5	This Agreement shall constitute the US Company’s plan of complete liquidation for purposes of Section 332 of the Code.

11.6	Except as provided in paragraph 11.1 of this Schedule, the Purchasers shall not make any election under Section 338 of the Code.

12.	Retention of Records

12.1	The Purchasers shall and shall cause the Acquired Companies to, until the seventh (7th) anniversary of the Completion Date or such later date as provided in paragraph 12.2 of this Schedule, retain all books, records and other documents pertaining to the businesses of the Acquired Companies in existence on the Completion Date and in accordance with paragraph 8.3(b) of this Schedule or as otherwise requested by the Sellers to make the same available for inspection and copying by, and at the expense of, the Sellers or any Affiliate or representative of the Sellers during reasonable business hours, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Completion Date by the Purchasers or any of the Acquired Companies without first advising the Sellers in writing and giving the Sellers a reasonable opportunity to obtain possession thereof.

12.2	If any Claim for Tax is outstanding on the seventh (7th) anniversary of the Completion Date, the Purchasers shall, and shall cause the Acquired Companies to, retain all such books, records and other documents referred to in paragraph 12.1 of this Schedule until such Claim for Tax has been finally agreed or settled.

SCHEDULE 9
ADDITIONAL COVENANT
1.	Definitions and Interpretation

In this Schedule, words and expressions defined in Schedule 1 (Definitions and Interpretation) shall have the same meanings when used herein. In addition, in this Schedule:

“DOJ” means the United States Department of Justice;

“Report” means the report entitled “Due Diligence Review Report – ABB Lummus Use of Intermediaries” dated 20 August 2007 and made available to CB&I’s attorneys on 21 August 2007 at the Washington, D.C. offices of W&C, together with such report as updated, supplemented and amended from time to time by or at the direction of the relevant member(s) of the ABB Group; and

“SEC” means the United States Securities and Exchange Commission.

2.	Covenant

2.1	Following Completion, the Sellers shall pay to the Purchasers from time to time such sums as would, if paid to an Acquired Company or any other member of the CB&I Group (including the Purchasers), indemnify and keep indemnified that company against:
(a)	any and all fines, other financial penalties and disgorgement of profits or revenues imposed by the DOJ, the SEC or any other Governmental Entity on any Acquired Company or any other member of the CB&I Group;

(b)	ninety (90) percent of any consultant, monitoring or other similar out-of-pocket costs or expenses reasonably incurred by any Acquired Company or any other member of the CB&I Group upon the requirement of any Governmental Entity;

(c)	any damages payable by any Acquired Company pursuant to any Contract, and any other damages payable by such Acquired Company or any other member of the CB&I Group in respect of any claim (whether in tort or otherwise) made by any Person in relation to any action derived from or arising under or out of such Contract; and

(d)	any cancellation or termination fee payable by any Acquired Company on termination of any Contract by any counterparty thereto (or, in the case of a Contract with an agent or intermediary, by such Acquired Company), to the extent that the same arise from any act or omission constituting a violation by any Acquired Company of any Applicable Law concerning contributions, gifts or other inducement payments (including in particular any violation of the Foreign Corrupt Practices Act of the United States (as amended from time to time) through any payment to an intermediary) where such act or omission occurred prior to Completion and is of the nature of the issues identified in the Report, whether or not any such indemnity (if given to any Acquired Company itself) would be invalid under any Applicable Law, whether as a result of public policy issues or otherwise; provided that, where such indemnification is in respect of a fine, other financial penalty or disgorgement of profits or revenues, costs or damages payable by an Acquired Company which is not a wholly-owned subsidiary of another Acquired Company, the Sellers shall only be liable for such percentage of the amount which, but for this proviso would be indemnifiable hereunder, is equal to the percentage shareholding

(whether direct or indirect) of the US Seller or the NL Seller, as the case may be, in the relevant Acquired Company.
2.2	Following Completion, the Sellers shall further pay to the Purchasers from time to time such sums as would, if paid to an Acquired Company or any other member of the CB&I Group (including the Purchasers), indemnify and keep indemnified that company against ninety (90) percent of any external legal fees and expenses reasonably incurred by any Acquired Company or any other member of the CB&I Group:
(a)	in complying with any requests made by the DOJ, the SEC or any other Governmental Entity of any Acquired Company or any other member of the CB&I Group in connection with payments to intermediaries and other issues and subject matter identified in the Report; and

(b)	in defending any claims brought by the DOJ, the SEC or any other Governmental Entity against any current and former director, officer, employee, agent or distributor of any Acquired Company in connection with payments to intermediaries and other issues and subject matter identified in the Report, to the extent that any Acquired Company is obliged, as of the Completion Date, to meet such legal fees and expenses, provided that, where such indemnification is in respect of external legal fees or expenses incurred by an Acquired Company which is not a wholly-owned subsidiary of another Acquired Company, the Sellers shall only be liable for such percentage of the amount which, but for this proviso would be indemnifiable hereunder, is equal to the percentage shareholding (whether direct or indirect) of the US Seller or the NL Seller, as the case may be, in the relevant Acquired Company; provided further that, in no event shall the Sellers’ liability under paragraphs 2.2(a) and (b) above exceed ten million dollars ($10,000,000) in aggregate.
2.3	For the avoidance of doubt, the indemnification provided in paragraphs 2.1 and 2.2 above shall not apply to:
(a)	any loss of profit arising from the termination of any Contract, or from the suspension or debarment from any contracting privileges; or

(b)	any legal fees or expenses incurred by any Acquired Company or any other member of the CB&I Group beyond those expressly stated at paragraph 2.2.
3.	Access to Information

3.1	From the date hereof to Completion, the Sellers shall cause each Acquired Company to afford to the Purchasers and their attorneys such reasonable access as they may from time to time reasonably request, during normal business hours, to the personnel and books and records of the Acquired Group, as well as legal, compliance and audit employees of the ABB Group and the outside advisors and consultants of the ABB Group and the Acquired Group, for the purposes of enabling the Purchasers to gain a better understanding of, and the likely impact of, the issues and subject matter identified in the Report, so as better to place the Purchasers in a position to ensure that any violation by any Acquired Company of any Applicable Law concerning contributions, gifts or other inducement payments (including in particular the Foreign Corrupt Practices Act of the United States (as amended from time to time)) do not continue following Completion.

3.2	Forthwith upon the execution of this Agreement, the Sellers shall deliver to the Purchasers a copy of the report entitled “Due Diligence Review Report – ABB Lummus Use of Intermediaries” dated 20 August 2007 and made available to CB&I’s attorneys on 21 August

2007 at the Washington, D.C. offices of W&C. On Completion, the Sellers shall deliver to the Purchasers a copy of all updates, supplements and amendments thereto.
3.3	All information made available pursuant to paragraph 3.1 above will be dealt with in accordance with the terms of the Common-Interest Arrangement dated as of 20 August 2007 between ABB (on behalf of itself and its relevant subsidiaries and affiliates) and CB&I (on behalf of itself and its subsidiaries and affiliates) and the Report (delivered pursuant to paragraph 3.2 above) will be dealt with in accordance with the terms of a substitute or amended continuing common-interest arrangement to be entered into allowing the Purchasers to retain a copy of the Report.

4.	Co-operation

4.1	The Purchasers are aware that members of the ABB Group intend to make a voluntary disclosure to the DOJ and the SEC regarding payments to intermediaries relating to foreign government contracts identified in the Report. To facilitate such voluntary disclosure and subsequent co-operation, following Completion the Purchasers shall co-operate, and shall procure that the Acquired Group co-operates, with reasonable requests made by the relevant members of the ABB Group to enable such members of the ABB Group to continue, after Completion, their investigation into the payments to intermediaries identified in the Report. Without prejudice to the generality of the foregoing, the Purchasers shall:
(a)	notify the Sellers promptly in writing upon the Purchasers learning of the existence of any material information which the Purchasers reasonably conclude, after having made inquiries with the relevant Acquired Companies, could potentially relate to the payments to intermediaries and other issues and subject matter identified in the Report;

(b)	procure the Acquired Group to retain, maintain and preserve all information (including documents, books, records, accounts, papers, electronic data and other information in tangible or intangible form) in the possession, custody or control of the Acquired Group potentially related to the payments to intermediaries and other issues and subject matter identified in the Report, including continuation of the records-retention instructions identified in the Report, and preserving all relevant electronic data, such as hard drives and back-up tapes of e-mail, server, financial, and other electronic files;

(c)	procure the Acquired Group to provide the Sellers with access to all information (including documents, books, records, accounts, papers, electronic data and other information in tangible or intangible form) in the possession, custody or control of the Acquired Group potentially related to the payments to intermediaries and other issues and subject matter identified in the Report and, upon the Sellers’ request, provide copies of any such information in tangible form;

(d)	use all reasonable endeavours, and procure that the Acquired Group uses all reasonable endeavours, to secure the co-operation of any current and former directors, officers, employees, agents, distributors, attorneys, outside consultants and members of internal audit who may have knowledge potentially related to the payments to intermediaries and other issues and subject matter identified in the Report;

(e)	refrain, and procure that the Acquired Group refrains, from disclosing to any third party any information potentially related to the payments to intermediaries and other issues and subject matter identified in the Report in the absence of the Sellers’ prior written consent, except as otherwise required by Applicable Law or the rules or regulations of the SEC or any Governmental Entity;

(f)	consult, and procure that the Acquired Group consults, with the Sellers prior to the Acquired Companies mounting any defence, agreeing to any settlement or entering into any negotiations concerning any allegation, claim or suit brought by the DOJ, the SEC or any other any third party related to the payments to intermediaries and other issues and subject matter identified in the Report;

(g)	consult, and procure that the Acquired Group consults, with the Sellers regarding any disciplinary actions contemplated against any current and former directors, officers, employees, agents, distributors, attorneys, outside consultants and members of internal audit as a result of their possible involvement in the payments to intermediaries identified in the Report or their failure to co-operate with the relevant members of the ABB Group in accordance with the terms of this paragraph 4.1; and

(h)	abide by the Sellers’ instructions as to whether to assert or waive the Sellers’ potential attorney-client privilege or work-product immunity with respect to communications and materials related to the payments to intermediaries and other issues and subject matter identified in the Report, provided that, notwithstanding the foregoing, the Purchasers shall not be deemed to be in default under this paragraph 4.1 to the extent that its failure to procure any such matter as is referred to above in this paragraph 4.1 is attributable to any deliberate wrong-doing by any employee of any Acquired Company.
4.2	Save as may be required by any Governmental Entity, members of the ABB Group, at their own cost, shall have exclusive authority to investigate, respond to, defend, litigate and settle any and all allegations, inquiries, proceedings, claims, charges, indictments and suits that may give rise to an obligation to indemnify under paragraphs 2.1 or 2.2 above. The Sellers undertake to the Purchasers that the ABB Group will pursue such matters diligently.

4.3	Subject to paragraph 4.2, the Purchasers shall use, and, following Completion, shall procure that the Acquired Group uses, all reasonable endeavours to mitigate any potential liabilities that may give rise to an obligation to indemnify under paragraphs 2.1 or 2.2 above provided that, again, notwithstanding the foregoing, the Purchasers shall not be deemed to be in default under this paragraph 4.3 to the extent that its failure to procure that the Acquired Group uses, all reasonable endeavours to mitigate any potential liabilities that may give rise to an obligation to indemnify under paragraphs 2.1 or 2.2 is attributable to any deliberate wrong-doing by any employee of any Acquired Company.

4.4	The Purchasers undertake to the Sellers that, if the Purchasers (or either of them), or any member of the CB&I Group, sells, distributes or otherwise transfers to any third Person all or a substantial portion of the Acquired Group or the Business, then the Purchasers shall procure that the transferee first agrees in writing, in favour of the Sellers and each other relevant member of the ABB Group, to be bound by the provisions of this paragraph 4, mutatis mutandis, on the basis that references in this paragraph 4 to the “Purchasers” shall be deemed to be (or to include, as applicable) references to such transferee.

5.	Termination

5.1	Neither Seller shall be liable in respect of any claim under paragraphs 2.1 or 2.2 above unless such claim is made by notice in writing to the Sellers, specifying with particularity the matter giving rise to the claim and the Governmental Entity involved, prior to the seventh anniversary of the Completion Date.

5.2	Neither Seller shall be liable for any claim under paragraphs 2.1 or 2.2 above with respect to any Acquired Company or any other member of the CB&I Group after such Acquired

Company or other member of the CB&I Group has ceased to be an Affiliate of CB&I and the Sellers’ liability, if any, in respect of any such claim that is then outstanding shall be immediately extinguished upon such Acquired Company or other member of the CB&I Group ceasing to be an Affiliate of the Purchasers; provided that the foregoing shall not apply if the Sellers have approved the identity of the proposed transferee(s) (which approval shall not be unreasonably withheld or delayed).

EXECUTION

ABB HOLDINGS B.V. acting by:

Name:
Holder of a power of attorney

Name:
Holder of a power of attorney

ABB HOLDINGS INC. acting by:

Name:
Attorney-in-fact

Name:
Attorney-in-fact

ABB ASEA BROWN BOVERI LTD. acting by:

Name:
Holder of a power of attorney

Name:
Holder of a power of attorney

CHICAGO BRIDGE & IRON COMPANY N.V. By: Chicago Bridge & Iron Company B.V., its Managing Director,

By:
Name:
Title: Managing Director

CHICAGO BRIDGE & IRON COMPANY

By:
Name:
Title:

CHICAGO BRIDGE & IRON COMPANY B.V.

By:
Name:
Title: